Form 10-K405, Exhibit 13
period 1995-06-30
MAXIM INTEGRATED PRODUCTS INC
filed 1995-09-26
CIK 743316

                                                                    EXHIBIT 13.1





                                                       MAXIM INTEGRATED PRODUCTS

                                                              1995 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

Net Revenues   The Company reported net revenues of $250.8 million in fiscal
1995, up $96.9 million or 63.0% from fiscal 1994. Fiscal 1994 net revenues exceeded fiscal 1993 by $43.7 million or 39.7%. These increases in revenues resulted from the continued introduction of new proprietary products and increased market acceptance of the Company's proprietary and second-source products.

Approximately 49% of the Company's net revenues were derived from customers outside the U.S., primarily in Europe and the Pacific Rim (52% in fiscal 1994 and 51% in fiscal 1993). In 1995, approximately 18% of the Company's net sales were denominated in foreign currencies. The impact on the Company's operating results from changes in foreign currencies has not been material.

Gross Margin   The Company's gross margin as a percentage of net revenues was
58.7%, 58.3% and 57.5% in fiscal 1995, 1994, and 1993, respectively. The improvements in fiscal 1995 and 1994 were principally due to continued economies of scale and improved production yields, as well as an increasing proportion of proprietary products in the mix of products sold, which generally yield a somewhat higher gross margin than second-source products.

In addition to the factors above, gross margins were adversely affected in fiscal 1995 due to a $11.7 million charge related to the Company's program to modernize its equipment and manufacturing facilities. The charge relates to a cumulative adjustment for depreciation as a result of changing estimates of useful lives associated with equipment that management estimates will be replaced or substantially upgraded over the next three years. Gross margins were also adversely affected in fiscal 1995 due to approximately $2.3 million of other charges related to the Company's conversion to 6" wafers.

Research and Development   The Company is constantly working to introduce new
products through its research and development efforts. Research and development expenses were 16.9%, 14.7% and 14.9% of net revenues in fiscal 1995, 1994, and 1993, respectively. The percentage increase from fiscal 1994 to 1995 was due, in part, to $5.4 million of charges relating to the Company's program to modernize its equipment. The percentage decrease from fiscal 1993 to 1994 was due to sales volume increases, although actual expense increased due to the continued emphasis on developing new products.

Selling, General and Administrative   Selling, general and administrative
expenses were 19.0%, 20.5% and 19.5% of net revenues in fiscal 1995, 1994, and 1993, respectively. The percentage decrease from fiscal year 1994 to 1995 was primarily due to increased sales volume, although actual expense increased primarily due to the Company's international expansion and certain one-time costs associated with technology licensing matters, and charges for $0.9 million related to the acceleration of depreciation for certain assets that will be substantially replaced or upgraded.

Interest   Interest income and expense consisted of interest income from the
Company's investments. Interest expense, primarily related to operating leases, was insignificant.

Provision for Income Taxes   Effective July 1, 1993, the Company adopted
Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). The cumulative effect of the adoption of FAS 109 was not material. As permitted under FAS 109, the Company elected not to restate the financial statements of any prior years.

The effective tax rate in fiscal 1995 decreased to 35% from 36% in fiscal 1994. The effective tax rate in fiscal 1993 was 35%.

1996 OUTLOOK:

During the latter half of fiscal 1995, worldwide demand for precision analog integrated circuits exceeded the industry's expectations and capacity. As a result, we believe that industry-wide inventories have declined to record low levels, resulting in 8 to 9 times turns (versus a more normal ratio of around 2.5), that lead times of manufacturers have doubled and tripled, and that manufacturing capacity is generally in a sold-out situation for the next year.

Worldwide demand for the Company's products is also at record levels across all geographic regions and all sales channels. Acceptance of new products in fiscal 1995 continued to accelerate, with customers designing in Maxim's new products at a much faster rate than previously experienced. Maxim has doubled its customer base over the past year and increased the direct OEM portion of its business to over 40%. The demand for the Company's products in the third and fourth quarters exceeded the Company's record 68% growth in revenues reported in the second half of fiscal 1995.

The Company ended fiscal 1995 with backlog shippable in the next 12 months of $199 million (compared to $64 million at the end of fiscal 1994). Included in the total backlog at year-end fiscal 1995 was $69 million of backlog that had been requested by customers for shipment in the second half of fiscal 1995. Maxim considers that $69 million to be delinquent. Because of this record demand in the third and fourth quarters of fiscal 1995, which unexpectedly exceeded the Company's manufacturing capacity, the Company was unable to respond to customers' requests in this period. We believe that our competitors are in a similar situation. However, with the purchase of the Tektronix 60,000-square-foot Beaverton, Oregon wafer fabrication facility, our substantial investment in manufacturing equipment in the past 6 months, and the nearly completed conversion of our Beaverton capacity to 6" wafers, Maxim believes that it is now one of the few precision analog companies with capacity to respond to its customers and benefit from the increased industry demand.

Because of this position of the Company relative to its competition and to meet our commitment to our customers, the Company has set a major goal for fiscal 1996 to ship during the first three quarters of fiscal 1996 the $69 million of delinquent backlog in addition to the demand for this same period. If successful, this effort will create a two-quarter substantial increase, or bulge, in our revenues and earnings for the second and third quarters.

After the delinquent backlog has worked its way through our system, we plan to return our revenues to more normal levels consistent with our historic trend line. Our plan, therefore, calls for a reduction in fourth quarter 1996 revenues and earnings below those of the third quarter. This decline in revenue may not occur if demand increases beyond our current expectations, but we have developed our business plan, including our spending plan, on the assumption that the fourth quarter will step down to a level consistent with what would have been more normal growth progressing from our first quarter of fiscal 1996 as the base.

FINANCIAL CONDITION:

Overview   Total assets grew to $256.1 million at the end of fiscal 1995, up from $178.5 million at the end of fiscal 1994. The increase is due to favorable operating results for the year.

Liquidity and Capital Resources   The Company's primary source of funds for
fiscal 1995, 1994, and 1993 has been the net cash generated from operating activities of approximately $86.9 million, $48.2 million and $26.3 million, respectively. In addition, the Company received approximately $9.8 million, $6.4 million and $4.8 million of proceeds from the exercises of stock options during fiscal 1995, 1994, and 1993, respectively.

The principal uses of funds for fiscal 1995 were purchases of property, plant and equipment of $35.6 million ($21.8 million in 1994 and $12.7 million in 1993) and repurchases of $11.9 million ($6.5 million in 1994 and $1.3 million in 1993) of the Company's common stock.

As of June 30, 1995, the Company's available funds consisted of approximately $92.3 million in cash, cash equivalents and short-term U.S. Government-backed investments.

The Company anticipates that the available funds and cash generated from operations will be sufficient to meet cash and working capital requirements through the end of fiscal 1996.

CONSOLIDATED BALANCE SHEETS

- --------------------------------------------------------------------------------
June 30,
(Amounts in thousands, except share data)                   1994          1995
- --------------------------------------------------------------------------------
ASSETS
- --------------------------------------------------------------------------------
Current assets:
   Cash and cash equivalents                              $ 28,033      $ 54,966
   Short-term investments                                   20,397        37,329
- --------------------------------------------------------------------------------
   Total cash, cash equivalents and
      short-term investments                                48,430        92,295
   Accounts receivable (net of allowance for doubtful
      accounts of $379 in 1994 and $1,145 in 1995)          17,950        27,714
   Inventories                                              18,330        19,105
   Prepaid taxes and other current assets                   14,770        22,708
- --------------------------------------------------------------------------------
                    Total current assets                    99,480       161,822
- --------------------------------------------------------------------------------
Property, plant and equipment, at cost, less
   accumulated depreciation and amortization                77,696        87,925
Other assets                                                 1,347         6,386
- --------------------------------------------------------------------------------
                                                          $178,523      $256,133
- --------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
- --------------------------------------------------------------------------------
Current liabilities:
   Current portion of capital lease obligations           $    134      $     40
   Accounts payable                                         10,695        24,785
   Income taxes payable                                      5,175         1,805
   Accrued salaries                                          6,203         9,795
   Accrued expenses                                         14,182        16,358
   Payable related to building acquisitions                     --         5,550
   Deferred income on shipments to distributors              7,046         7,511
- --------------------------------------------------------------------------------
                    Total current liabilities               43,435        65,844
- --------------------------------------------------------------------------------
Capital lease obligations, less current portion                 40            --
Other Liabilities                                               --         6,000
Deferred income taxes                                        4,856         5,579
Commitments and Contingencies                                   --            --
- --------------------------------------------------------------------------------
Stockholders' equity:
   Preferred stock, $0.001 par value;
      Authorized:  2,000,000 shares;
      Issued and outstanding:  none                             --            --
   Common stock, $0.001 par value;
      Authorized:  60,000,000 shares;
      Issued and outstanding:  28,673,454 shares in
         1994 and 29,436,579 shares in 1995                     29            30
   Additional paid-in capital                               55,577        64,926
   Retained earnings                                        74,545       113,451
   Translation adjustment                                       41           303
- --------------------------------------------------------------------------------
                    Total stockholders' equity             130,192       178,710
- --------------------------------------------------------------------------------
                                                          $178,523      $256,133
- --------------------------------------------------------------------------------


See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

- --------------------------------------------------------------------------------
For the years ended June 30,
(Amounts in thousands, except per share data)       1993       1994       1995
- --------------------------------------------------------------------------------
Net revenues                                      $110,184   $153,932   $250,820
Cost of goods sold                                  46,841     64,250    103,598
- --------------------------------------------------------------------------------
              Gross margin                          63,343     89,682    147,222
- --------------------------------------------------------------------------------
Operating expenses:
   Research and development                         16,426     22,561     42,392
   Selling, general and administrative              21,469     31,547     47,596
- --------------------------------------------------------------------------------
                                                    37,895     54,108     89,988
- --------------------------------------------------------------------------------
              Operating income                      25,448     35,574     57,234
Interest expense                                      (134)       (55)       (25)
Interest income                                      1,274      2,109      2,646
- --------------------------------------------------------------------------------
              Income before provision
                for income taxes                    26,588     37,628     59,855
Provision for income taxes                           9,306     13,546     20,949
- --------------------------------------------------------------------------------
              Net income                          $ 17,282   $ 24,082   $ 38,906
- --------------------------------------------------------------------------------
Income per share                                  $   0.58   $   0.76   $   1.17
- --------------------------------------------------------------------------------
Common and common equivalent shares                 30,025     31,814     33,251
- --------------------------------------------------------------------------------

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

- ---------------------------------------------------------------------------------------------------------------------
                                                   Common
                                                    Stock            Additional
For the years ended June 30,               ---------------------      Paid-In     Retained   Translation
(Amounts in thousands, except share data)    Shares       Amount      Capital     Earnings   Adjustment       Total
- ---------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1992                    26,642,818       $26      $ 39,183     $ 33,181     $(113)        $ 72,277
Exercise of stock options under
  the Stock Option and Purchase
  Plans                                     1,295,938         2         4,835           --        --            4,837
Repurchase of common stock                   (100,000)       --        (1,297)          --        --           (1,297)
Tax benefit on exercise of non-qualified
  stock options and disqualifying
  dispositions under stock plans                   --        --         4,814           --        --            4,814
Translation adjustment                             --        --            --           --      (577)            (577)
Net income                                         --        --            --       17,282        --           17,282
- ---------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1993                    27,838,756        28        47,535       50,463      (690)          97,336
Exercise of stock options under
  the Stock Option and Purchase
  Plans                                     1,119,698         1         6,360           --        --            6,361
Repurchase of common stock                   (285,000)       --        (6,493)          --        --           (6,493)
Warrants                                           --        --         2,000           --        --            2,000
Tax benefit on exercise of non-qualified
  stock options and disqualifying
  dispositions under stock plans                   --        --         6,175           --        --            6,175
Translation adjustment                             --        --            --           --       731              731
Net income                                         --        --            --       24,082        --           24,082
- ---------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1994                    28,673,454        29        55,577       74,545        41          130,192
Exercise of stock options under
  the Stock Option and Purchase
  Plans                                     1,151,625         1         9,765           --        --            9,766
Repurchase of common stock                   (388,500)       --       (11,936)          --        --          (11,936)
Tax benefit on exercise of non-qualified
  stock options and disqualifying
  dispositions under stock plans                   --        --        11,520           --        --           11,520
Translation adjustment                             --        --            --           --       262              262
Net income                                         --        --            --       38,906        --           38,906
- ---------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1995                    29,436,579       $30      $ 64,926     $113,451     $ 303         $178,710
- ---------------------------------------------------------------------------------------------------------------------


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

- ---------------------------------------------------------------------------------------------
For the years ended June 30,
Increase (decrease) in cash and cash equivalents
(Amounts in thousands)                                    1993        1994             1995
- ---------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                              $ 17,282    $ 24,082         $ 38,906
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization                           4,610       7,901           11,617
   Reduction of equipment value                               --          --           18,046
   Changes in assets and liabilities:
      Accounts receivable                                 (4,578)      1,227           (9,764)
      Inventories, prepaid taxes and
        other current assets                              (3,388)     (7,758)          (8,713)
      Accounts payable                                     3,534         561           14,090
      Income taxes payable                                 5,236       7,692            8,150
      Deferred income taxes                                 (186)      2,674              723
      Deferred income on shipments to distributors         1,500       2,172              465
      All other accrued liabilities                        2,285       9,650           13,426
- ---------------------------------------------------------------------------------------------
Net cash provided by operating activities                 26,295      48,201           86,946
- ---------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Additions to property, plant and equipment            (12,682)    (21,848)         (35,553)
   Other non-current assets                                 (726)       (362)          (5,224)
   Short-term investments                                (10,310)        116          (16,932)
   Acquisition                                                --     (26,000)              --
- ---------------------------------------------------------------------------------------------
Net cash used in investing activities                    (23,718)    (48,094)         (57,709)
- ---------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Issuance of common stock                                4,837       6,361            9,766
   Principal payments on capital lease obligations        (1,034)       (508)            (134)
   Repurchase of common stock                             (1,297)     (6,493)         (11,936)
- ---------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities        2,506        (640)          (2,304)
- ---------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents       5,083        (533)          26,933
Cash and cash equivalents:
   Beginning of year                                      23,483      28,566           28,033
- ---------------------------------------------------------------------------------------------
   END OF YEAR                                          $ 28,566    $ 28,033         $ 54,966
- ---------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
Cash paid during the year for:
- ---------------------------------------------------------------------------------------------
   Interest                                             $    135    $     51         $     24
   Income taxes                                         $  6,180    $  9,774         $ 25,680

Noncash transactions:
- ---------------------------------------------------------------------------------------------
   Purchase of building in exchange for payable               --          --         $  5,550
- ---------------------------------------------------------------------------------------------

See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies:

Basis of presentation:

The consolidated financial statements include the accounts of Maxim Integrated Products, Inc. and all of its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated. Accounts denominated in foreign currencies have been translated using the local currency as the functional currency.

Cash equivalents and short-term investments:

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments consist of U.S. Government obligations and Municipal Bond obligations collateralized by U.S. Government obligations with original maturities beyond three months and less than twelve months.

On July 1, 1994, the Company adopted Statement of Financial Accounting Standard No. 115 (FAS 115) "Accounting for Certain Investments in Debt and Equity Securities." There was no cumulative effect of adopting FAS 115.

FAS 115 requires that all investment securities be classified into one of three categories: held-to-maturity, available-for-sale, or trading. Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity.

At June 30, 1995, all debt securities, which consist of U.S. Treasury securities and various municipal bond obligations collaterized by U.S. Treasury securities all maturing within one year, are designated as held-to-maturity and carried at amortized cost which approximates market value. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on held-to-maturity securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest on securities classified as held-to-maturity is included in investment income.

The following is a summary of held-to-maturity securities at June 30, 1995:

(Amounts in thousands)                                                    Cost
- --------------------------------------------------------------------------------
U.S. Treasury securities                                                 $13,321
Municipal bonds collaterized by U.S. Treasury Securities                  38,441
- --------------------------------------------------------------------------------
                                                                         $51,762
- --------------------------------------------------------------------------------

Amounts included in short-term investments                               $37,329
Amounts included in cash and cash equivalents                             14,433
- --------------------------------------------------------------------------------
                                                                         $51,762
- --------------------------------------------------------------------------------

Derivative Financial Instruments Held for Purposes Other Than Trading:

During fiscal 1995, the Company entered into forward exchange contracts to hedge certain firm sales commitments denominated in foreign currencies and the net monetary assets and liabilities of its foreign subsidiaries. The pur-pose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar cash flows resulting from the sale of products to international customers and its subsidiaries will be adversely affected by changes in exchange rates.

At June 30, 1995, the first year in which the Company had entered into forward exchange contracts, the Company had forward exchange contracts, all having maturities of less than six months, to exchange various foreign currencies for U.S. dollars in the amount of $12.5 million. Gains and losses related to these contracts are included in the basis of the hedged asset or liability. The table below summarizes, by currency, the contractual amounts of the Company's forward exchange contracts at June 30, 1995.

(Amounts in thousands)                Forward Contracts   Unrealized Gain/(Loss)
- --------------------------------------------------------------------------------
Currency:
   Yen                                    $  8,900             $   (900)
   Pound Sterling                            1,700                   --
   Other                                     1,900                 (200)
- --------------------------------------------------------------------------------
                                           $12,500              $(1,100)
- --------------------------------------------------------------------------------

Inventories:

Inventories are stated at the lower of standard cost (which approximates first in, first out) or market. The components of inventories at June 30 were:

(Amounts in thousands)                               1994                   1995
- --------------------------------------------------------------------------------
Raw materials                                     $ 1,293                $ 1,925
Work in process                                     8,236                  9,444
Finished goods                                      8,801                  7,736
- --------------------------------------------------------------------------------
                                                  $18,330                $19,105
- --------------------------------------------------------------------------------

Property, plant and equipment:

Property, plant and equipment are stated at cost and depreciation is computed on the straight line method over estimated useful lives of 1 to 40 years. Leased machinery and equipment and leasehold improvements are amortized over the lesser of their useful lives or the remaining term of the related lease.

Deferred income on shipments to distributors:

A portion of the Company's sales are made to domestic distributors under agreements which provide for certain price rebates and limited product return privileges. As a result, the Company defers recognition of such sales until the merchandise is sold by the distributors.

Stock Dividend/Split:

On November 10, 1994, the Company's Board of Directors authorized a two-for-one split of the Company's common stock effected in the form of a stock dividend, which was paid on December 7, 1994, to stockholders of record as of November 23, 1994. The stated par value of each share remained $0.001. A total of $14,000 was reclassified from the Company's additional paid-in capital account to the Company's common stock account. All shares and per share amounts have been retroactively restated to reflect the stock split.

Income taxes:

Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). The cumulative effect of the adoption of FAS 109 was not material. As permitted under FAS 109, the Company has elected not to restate the financial statements of any prior years.

Income per share:

Income per share is based upon the weighted number of common and common equivalent shares (stock options and stock warrants) outstanding during the period.

Concentration of credit risk:

Due to the Company's credit evaluation and collection process, bad debt expenses have been insignificant. Credit risk with respect to trade receivables is limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the credit risk. In fiscal 1995 and 1994, no customer accounted for greater than 10% of net revenues. In addition, a significant portion of the Company's sales is made through distributors. Payments from domestic distributors are generally received in a relatively short time because of discount terms.

The Company places its investments with government entities and high credit quality financial institutions and limits the amount of credit exposure to any one financial institution.

2. Acquisition:

On May 27, 1994, the Company acquired substantially all of the assets of the Tektronix Integrated Circuits Operation in exchange for $26,000,000 cash and warrants to purchase 300,000 shares of the Company's common stock at $30 per share (valued at $2,000,000). These warrants remain outstanding at June 30, 1995. The acquisition was accounted for as a purchase and the results of operations for the one-month period ending June 30, 1994, are included in the consolidated statement of income. The following summarizes the fair value of assets acquired and liabilities assumed in this transaction:

(Amounts in thousands)
- --------------------------------------------------------------------------------
   Inventories                                                           $ 2,341
   Property, plant and equipment                                          28,582
- --------------------------------------------------------------------------------
   Total assets                                                           30,923
   Other accrued liabilities                                              (2,923)
- --------------------------------------------------------------------------------
   Net assets                                                            $28,000
- --------------------------------------------------------------------------------

The following unaudited pro forma summary presents the consolidated results of operations as if the acquisition had occurred at the beginning of fiscal 1993, after giving effect to the terms and conditions of the transaction and certain other adjustments to account for differences in depreciation expense, interest expense and corporate allocations.

Fiscal year ending June 30,

(Amounts in thousands)                1993                                   1994
- --------------------------------------------------------------------------------------------------
                                   Pro forma    Pro forma                 Pro forma     Pro forma
                         Maxim    Acquisition  Consolidated   Maxim      Acquisition  Consolidated
                        --------------------------------------------------------------------------
Net Revenues            $110,184   $ 30,123      $140,307    $153,932     $ 28,700      $182,632
- --------------------------------------------------------------------------------------------------
Net Income              $ 17,282   $  4,640      $ 21,922    $ 24,082     $  4,023      $ 28,105
- --------------------------------------------------------------------------------------------------
Income per share        $   0.58   $   0.15      $   0.73    $   0.76     $   0.13      $   0.89
- --------------------------------------------------------------------------------------------------

These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made as of those dates or of results which may occur in the future. These acquisition-related revenues consisted primarily of intercompany sales to internal Tektronix Divisions based on intercompany transfer prices.

During fiscal 1995, the Company finalized the valuation of certain assets purchased and liabilities assumed in connection with this acquisition and recorded certain balance sheet reclassifications, including a reduction of fixed assets of $1,658,000.

3. Property, Plant and Equipment and Other Assets:

Property, plant and equipment at June 30 consists of:

(Amounts in thousands)                                  1994              1995
- --------------------------------------------------------------------------------
Buildings                                             $ 16,414          $ 20,364
Building improvements                                   15,643            13,581
Machinery and equipment                                 57,366            88,988
Leased machinery and equipment                           1,345               591
- --------------------------------------------------------------------------------
                                                        90,768           123,524
- --------------------------------------------------------------------------------
Less accumulated depreciation
   and amortization                                    (19,657)          (43,784)
Land                                                     6,585             8,185
- --------------------------------------------------------------------------------
                                                      $ 77,696          $ 87,925
- --------------------------------------------------------------------------------

At June 30, 1994 and 1995, accumulated depreciation relating to assets recorded under capitalized leases was $1,214,000 and $546,000, respectively.

In fiscal 1995, the Company recorded a $18,046,000 write-down of fixed assets relating to the Company's program to modernize its equipment and manufacturing facilities. The write-down relates to a cumulative adjustment for depreciation as a result of changing estimates of useful lives associated with equipment that management estimates will be replaced or substantially upgraded over the next three years.

In 1995, other assets primarily consist of deferred taxes of $4,450,000. In 1994, other assets primarily consisted of purchased technology rights and goodwill associated with the acquisition of Maxim GmbH of approximately $780,000 which was fully amortized in fiscal 1995.

4. Commitments and Contingencies:

The Company is subject to legal proceedings and claims that arise in the normal course of its business. In the opinion of Management, these proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

The Company leases certain facilities, including a wafer fabrication facility for which the lease expires in November 2003. Under that lease, the Company has a five year lease extension option and is responsible for maintenance, taxes, and insurance on the facility.

Future annual minimum lease payments for all leased facilities are as follows:

Fiscal Year ending                                        (Amounts in thousands)
- --------------------------------------------------------------------------------
      1996                                                         $1,110
      1997                                                            953
      1998                                                            792
      1999                                                            564
      2000 - 2009                                                   2,738
- --------------------------------------------------------------------------------
                                                                   $6,157
- --------------------------------------------------------------------------------


Rent expense was $774,000, $725,000 and $943,000 in fiscal 1993, 1994 and 1995, respectively.

5. Stockholders' Equity:

Stock option and purchase plans:

As of June 30, 1995, the Company has reserved a total of 11,706,693 of its common shares for issuance to employees and certain others under its Incentive Stock Option Plan, Supplemental Plan, Employee Stock Participation Plan and Nonemployee Stock Option Plan, and has reserved a total of 195,000 of its common shares under the 1988 Nonemployee Director Stock Option Plan. Under the Incentive Stock Option Plan and the Nonemployee Stock Option Plan, options are granted at a price not less than fair market value as determined by the Board at the date of grant. Under the Supplemental Plan, options are granted ordinarily at a price not less than market value, but under the Plan, the Board has authority to make grants at a price not less than 85% of fair market value. Under the Participation Plan, employees of the Company may purchase shares of common stock at a price not less than the lesser of 85% of the fair market value of the stock either on the date the purchase right is granted or the date the right is exercised. Options granted under the Incentive Stock Option and Supplemental Plans expire from five to ten years from the date of the grant or such shorter term as may be provided in the agreement. During fiscal 1995, the Company received $11,520,000 of tax benefit on the exercise of non-qualified stock options and on disqualifying dispositions under stock plans ($6,175,000 in 1994 and $4,814,000 in 1993).

Information with respect to activity under the stock option plans is set forth below:

- --------------------------------------------------------------------------------------------
                                                         Outstanding Options
                            Shares     -----------------------------------------------------
                          Available     Number of               Price             Aggregate
                          for Grant      Shares               Per Share             Price
- --------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1992      219,582     7,894,372         $ 0.75 to $13.82      $ 43,180,908
   Shares reserved        2,000,000            --                --                       --
   Options granted       (2,296,216)    2,296,216         $12.52 to $16.13        29,974,684
   Options terminated       343,554      (343,554)        $ 0.75 to $13.69        (2,938,844)
   Options exercised             --    (1,295,938)        $ 0.75 to $13.69        (4,836,997)
- --------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1993      266,920     8,551,096         $ 0.75 to $16.13        65,379,751
   Shares reserved        3,158,000            --                --                       --
   Options granted       (3,344,148)    3,344,148         $17.82 to $26.50        71,923,793
   Options terminated       311,948      (311,948)        $ 0.75 to $25.75        (3,486,545)
   Options exercised             --    (1,119,698)        $ 0.75 to $20.88        (6,341,825)
- --------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1994      392,720    10,463,598         $ 0.75 to $26.50       127,475,174
   Shares reserved        2,197,000            --                --                       --
   Options granted       (2,559,915)    2,559,915         $20.72 to $46.75        77,630,810
   Options terminated       220,631      (220,631)        $ 0.75 to $45.75        (4,633,737)
   Options exercised             --    (1,151,625)        $ 0.75 to $31.38        (9,766,282)
- --------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1995      250,436    11,651,257         $ 0.75 TO $46.75      $190,705,965
- --------------------------------------------------------------------------------------------

At June 30, 1995, options to purchase 3,725,783 shares of common stock were exercisable (2,911,594 at June 30, 1994).

6. Income Taxes:

The provision for income taxes consists of the following:

Year ending June 30,

(Amounts in thousands)                      1993           1994           1995
- --------------------------------------------------------------------------------
Federal
   Current                                $ 9,322         $15,065       $ 28,006
   Deferred                                (2,415)         (3,712)       (11,406)
State
   Current                                  2,100           2,287          5,473
   Deferred                                   --             (620)        (2,018)
Foreign
   Current                                    299             526            894
- --------------------------------------------------------------------------------
Total                                     $ 9,306         $13,546       $ 20,949
- --------------------------------------------------------------------------------

The provision for income taxes differs from the amount computed by applying the statutory rate as follows:

Year ending June 30                         1993            1994           1995
- --------------------------------------------------------------------------------
Federal statutory rate                      34.0%           35.0%          35.0%
State tax, net of
   federal benefit                           5.2             2.9            3.8
General business credits                      --            (2.3)          (1.9)
Exempt earnings of Foreign
   Sales Corporation                        (2.9)           (3.1)          (2.2)
Other                                       (1.3)            3.5            0.3
- --------------------------------------------------------------------------------
Total                                       35.0%           36.0%          35.0%
- --------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities as of June 30, 1994 and 1995 are as follows:

(Amounts in thousands)                                    1994             1995
- --------------------------------------------------------------------------------
Deferred tax assets:
   Inventory valuation and reserve                      $ 4,138          $ 4,170
   Accrued compensation                                   1,950            2,736
   Other reserves and accruals not
     currently deductible for tax reporting               6,257           14,593
   Cumulative depreciation adjustment                        --            4,450
- --------------------------------------------------------------------------------
Total assets                                            $12,345          $25,949
- --------------------------------------------------------------------------------
Deferred tax liabilities-depreciation                   $ 4,856          $ 5,579
- --------------------------------------------------------------------------------

Under FAS 96, the deferred tax components of the provision for income taxes are as follows:

Year ending June 30, (Amounts in thousands)                                1993
- --------------------------------------------------------------------------------
Inventory valuation and
   reserves                                                             $ (1,301)
Depreciation                                                                   2
State franchise taxes                                                       (499)
Other                                                                       (617)
- --------------------------------------------------------------------------------
Total                                                                   $ (2,415)
- --------------------------------------------------------------------------------

On the balance sheet, deferred tax assets of $21,499,000 and $4,450,000 are included in prepaid and other current assets, and other assets, respectively, at June 30, 1995. ($12,345,000 and $0 at June 30, 1994.)

7. Segment Information:

The Company designs, develops, manufactures and markets a broad range of linear and mixed-signal integrated circuits for the analog market and its business falls into one industry segment. Operations of the Company's overseas subsidiaries consist primarily of sales, marketing and distribution.

Approximately 49% of the Company's net revenues (including both U.S. export sales and direct sales from subsidiaries, noted below) were derived from customers outside of the U.S., primarily in Europe and the Pacific Rim (52% in fiscal 1994 and 51% in fiscal 1993). Pacific Rim consists primarily of Japan. Intercompany transfers between geographic areas are accounted for at prices that approximate arm's length transactions.

Information regarding geographic areas at and for the years then ended is as follows:

June 30, 1993                                        Geographic Area
                                          -------------------------------------
(Amounts in thousands) :                  United States   Europe    Pacific Rim     Total
- ------------------------------------------------------------------------------------------
Net revenues from unaffiliated customers     $100,357     $7,838       $1,989     $110,184
- ------------------------------------------------------------------------------------------
Operating income                             $ 25,255     $ (247)      $  440     $ 25,448
- ------------------------------------------------------------------------------------------
Identifiable assets                          $116,539     $8,931       $1,432     $126,902
- ------------------------------------------------------------------------------------------
Liabilities                                  $ 27,912     $1,162       $  492     $ 29,566
- ------------------------------------------------------------------------------------------

June 30, 1994                                        Geographic Area
                                          -------------------------------------
(Amounts in thousands) :                  United States   Europe    Pacific Rim     Total
- ------------------------------------------------------------------------------------------
Net revenues from unaffiliated customers    $135,336      $16,249      $2,347     $153,932
- ------------------------------------------------------------------------------------------
Operating income                            $ 34,477      $   746      $  351     $ 35,574
- ------------------------------------------------------------------------------------------
Identifiable assets                         $160,254      $16,800      $1,469     $178,523
- ------------------------------------------------------------------------------------------
Liabilities                                 $ 46,323      $ 1,665      $  343     $ 48,331
- ------------------------------------------------------------------------------------------


June 30, 1995                                        Geographic Area
                                          -------------------------------------
(Amounts in thousands) :                  United States   Europe    Pacific Rim     Total
- ------------------------------------------------------------------------------------------
Net revenues from unaffiliated customers    $209,490      $33,620      $7,710     $250,820
- ------------------------------------------------------------------------------------------
Operating income                            $ 56,096      $  (255)     $1,393     $ 57,234
- ------------------------------------------------------------------------------------------
Identifiable assets                         $234,581      $17,405      $4,147     $256,133
- ------------------------------------------------------------------------------------------
Liabilities                                 $ 75,604      $ 1,285      $  534     $ 77,423
- ------------------------------------------------------------------------------------------

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Maxim Integrated Products, Inc.

We have audited the accompanying consolidated balance sheets of Maxim Integrated Products, Inc. as of June 30, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxim Integrated Products, Inc. at June 30, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.


                                               /s/ Ernst and Young LLP


August 4, 1995
San Jose, California

SELECTED FINANCIAL DATA


- ----------------------------------------------------------------------------------
(Amounts in thousands, except per share data)
- ----------------------------------------------------------------------------------
Fiscal Year                       1991      1992      1993       1994       1995
- ----------------------------------------------------------------------------------
Net revenues                    $73,806   $86,954   $110,184   $153,932   $250,820
- ----------------------------------------------------------------------------------
Cost of goods sold              $35,144   $37,835   $ 46,841   $ 64,250   $103,598
Gross margin %                    52.4%     56.5%      57.5%      58.3%      58.7%
- ----------------------------------------------------------------------------------
Operating income                $15,985   $20,466   $ 25,448   $ 35,574   $ 57,234
   % of net revenues              21.7%     23.5%      23.1%      23.1%      22.8%
- ----------------------------------------------------------------------------------
Net income                      $10,138   $13,673   $ 17,282   $ 24,082   $ 38,906
Income per share                $  0.37   $  0.47   $   0.58   $   0.76   $   1.17
- ----------------------------------------------------------------------------------
Shares used in per share
   calculation                   27,270    29,079     30,025     31,814     33,251
- ----------------------------------------------------------------------------------
Cash, cash equivalents
   and short-term investments   $14,875   $33,686   $ 49,079   $ 48,430   $ 92,295
Working capital                 $26,263   $47,680   $ 64,047   $ 56,045   $ 95,978
Total assets                    $71,840   $95,546   $126,902   $178,523   $256,133
- ----------------------------------------------------------------------------------
Long-term debt, less
   current portion              $ 2,745   $   683   $    174   $     40   $      0
Stockholders' equity            $51,234   $72,277   $ 97,336   $130,192   $178,710
- ----------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS BY QUARTER


- --------------------------------------------------------------------------------
Unaudited
(Amounts in thousands, except per share data)
- --------------------------------------------------------------------------------
                                                     QUARTER ENDED
1995                                   9/30/94    12/31/94    3/31/95    6/30/95
- --------------------------------------------------------------------------------
Net revenues                           $52,004     $56,184    $66,628    $76,004
- --------------------------------------------------------------------------------
Cost of goods sold                     $21,633     $23,316    $27,651    $30,998
Gross margin %                           58.4%       58.5%      58.5%      59.2%
- --------------------------------------------------------------------------------
Operating income                       $12,337     $13,186    $14,890    $16,821
   % of net revenues                     23.7%       23.5%      22.3%      22.1%
- --------------------------------------------------------------------------------
Net income                             $ 8,304     $ 8,930    $10,124    $11,548
Income per share                       $  0.26     $  0.27    $  0.30    $  0.34
- --------------------------------------------------------------------------------
Shares used in per share
   calculation                          32,545      33,058     33,351     34,151
- --------------------------------------------------------------------------------
Market price range  - High             $ 31.63     $ 35.00    $ 39.13    $ 53.00
                    - Low              $ 24.13     $ 28.19    $ 29.00    $ 34.38
- --------------------------------------------------------------------------------

                                                     QUARTER ENDED
1994                                   9/30/93    12/31/93    3/31/94    6/30/94
- --------------------------------------------------------------------------------
Net revenues                           $33,094     $36,143    $40,572    $44,123
- --------------------------------------------------------------------------------
Cost of goods sold                     $14,030     $14,977    $16,885    $18,358
Gross margin %                           57.6%       58.6%      58.4%      58.4%
- --------------------------------------------------------------------------------
Operating income                       $ 7,617     $ 8,302    $ 9,474    $10,181
   % of net revenues                     23.0%       23.0%      23.4%      23.1%
- --------------------------------------------------------------------------------
Net income                             $ 5,303     $ 5,686    $ 6,318    $ 6,775
Income per share                       $  0.17     $  0.18    $  0.20    $  0.21
- --------------------------------------------------------------------------------
Shares used in per share
   calculation                          31,201      31,616     32,154     32,284
- --------------------------------------------------------------------------------
Market price range  - High             $ 22.75     $ 24.38    $ 27.81    $ 27.88
                    - Low              $ 16.25     $ 19.00    $ 23.13    $ 22.25
- --------------------------------------------------------------------------------

CORPORATE DATA STOCKHOLDER INFORMATION

CORPORATE COUNSEL
Cooley Godward Castro Huddleson & Tatum
Palo Alto, California

INDEPENDENT AUDITORS
Ernst & Young LLP
San Jose, California

REGISTRAR/TRANSFER AGENT
First National Bank of Boston
Boston, Massachusetts

CORPORATE HEADQUARTERS
120 San Gabriel Drive
Sunnyvale, California 94086
(408) 737-7600

FORM 10-K

A copy of the Company's Form 10-K filed with the Securities & Exchange Commission, without exhibits, is available without charge upon writing to:

Stockholder Relations
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, California 94086

STOCK LISTING

At June 30, 1995, there were approximately 631 stockholders of record of the Company's common stock. Maxim common stock is traded on the NASDAQ National Market under the symbol MXIM. The Company has never paid cash dividends on its common stock and has no present plans to do so.

ANNUAL MEETING

The annual meeting of stockholders will be Thursday, November 16, 1995 at 11:00 a.m. at the Company's headquarters, 120 San Gabriel Drive, Sunnyvale, California 94086.


20