Form 10-K, Exhibit 13
period 1996-06-30
MAXIM INTEGRATED PRODUCTS INC
filed 1996-09-27
CIK 743316

                                                                    Exhibit 13.1






                                                       Maxim Integrated Products
                                                              1996 Annual Report

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS:

Net Revenues The Company reported net revenues of $421.6 million in fiscal 1996, up $170.8 million or 68.1% from fiscal 1995. Fiscal 1995 net revenues exceeded fiscal 1994 by $96.9 million or 63.0%. The increases related primarily to higher unit shipments as a result of continued introduction of new proprietary products and increased market acceptance of the Company's proprietary and second-source products. The increases also reflect the acquisition of the Tektronix Integrated Circuit Operation in May 1994. This acquisition contributed 10.6% and 13.5% of net revenues in fiscal 1996 and 1995, respectively.

Approximately 57% of the Company`s net revenues were derived from customers outside the U.S., primarily in Europe and the Pacific Rim (49% in fiscal 1995 and 52% in fiscal 1994). While a majority of these sales are denominated in U.S. dollars, the Company purchases foreign currency forward contracts to mitigate its risk on firm commitments and net monetary assets denominated in foreign currencies, and as a result, the impact of changes in foreign currency on revenues and the Company's results of operations for 1996 was minimal.

Gross Margin The Company's gross margin as a percentage of net revenues was 65.3%, 58.7%, and 58.3% in fiscal 1996, 1995, and 1994, respectively. The improvements in fiscal 1996 and 1995 were principally due to production efficiencies obtained through economies of scale.

In addition to the factors above, gross margins were adversely affected in fiscal 1995 due to a $11.7 million charge related to the Company's program to modernize its equipment and manufacturing facilities. The charge relates to a cumulative adjustment for depreciation as a result of changing estimates of useful lives associated with equipment that management estimates will be replaced or substantially upgraded over the next three years. Gross margins were also adversely affected in fiscal 1995 due to approximately $2.3 million of other charges related to the Company's conversion to 6" wafers in the Beaverton, Oregon, manufacturing facility.

Research and Development The Company is constantly working to introduce new products through its research and development efforts. Research and development expenses of 11.3%, 16.9%, and 14.7% of net revenues in fiscal 1996, 1995, and 1994, respectively, decreased as a percent of net revenues due to higher sales volume. In absolute dollars, research and development expenses increased 12.1%, 87.9%, and 37.3% in fiscal 1996, 1995, and 1994, respectively, due primarily to increased headcount and spending associated with new product development efforts. The percentage increase from fiscal 1994 to 1995 was due, in part, to $5.4 million of charges relating to the Company's program to modernize its equipment.

Selling, General and Administrative Selling, general and administrative expenses were 9.9%, 19.0%, and 20.5% of net revenues in fiscal 1996, 1995, and 1994, respectively. The percentage decrease from fiscal 1995 to 1996 was due to increased sales volume and the Company's plan to control expenses. The percentage decrease from fiscal year 1994 to 1995 was also primarily due to increased sales volume, although actual expenses increased primarily due to the Company's international expansion and certain one-time costs associated with technology licensing matters.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS



Interest Interest income increased due to higher invested cash, cash equivalents, and short-term investments.

Provision for Income Taxes The effective tax rate of 35% for fiscal 1996 remained unchanged when compared to fiscal 1995. The effective tax rate in fiscal 1994 was 36%.

OUTLOOK:

The Company ended fiscal 1996 with backlog scheduled for shipment in the next 12 months of $140 million. The decline during FY96 reflects the combination of the Company's success in increasing production to ship the backlog and a higher than normal rate of cancellations by the Company's distribution and OEM customers in the third and fourth quarters of fiscal 1996. Those cancellations were $28 million and $33 million in the third and fourth quarter, respectively. The Company believes the cancellations largely resulted from our customers' over-ordering in fiscal 1995 when industry-wide integrated circuit supply was seriously constrained and lead times were considerably longer than today. In the semiconductor industry, there is a close correlation between lead times and the amount of inventories and backlog coverage an equipment manufacturer must have. When lead times lengthen, bookings abnormally increase (as seen in FY95) and inventories increase to reflect the fact that it now takes end-market equipment manufacturers longer to receive the components they need to support their production run rates. When lead times decrease (as they did in the second half of FY96), equipment manufacturers do not have to place new orders until their inventories and outstanding purchase orders on their suppliers equal the level dictated by the shorter lead time.

Although it is difficult to determine, the Company believes that end market consumption of its products at the end of Q4 exceeded the booking rates experienced by the Company in the second half of fiscal 1996. Until the Company's customers reduce their inventories of Maxim products, and net bookings on the Company increase beyond the rate experienced in the fourth quarter of fiscal 1996, the Company will have difficulty growing revenues and may in fact experience a decline in revenues and earnings from 1996 levels.

FINANCIAL CONDITION:

Overview Total assets grew to $417.8 million at the end of fiscal 1996, up from $256.1 million at the end of fiscal 1995. The increase is due to favorable operating results for the year. Accounts receivable increased to $80.7 million at the end of fiscal 1996 from $27.7 million at the end of fiscal 1995, primarily due to an overall increase in sales volume, and an increase in shipments occurring later in the quarter. Inventory increased to $30.5 million at the end of fiscal 1996 from $19.1 million at the end of fiscal 1995, because of higher manufacturing volumes and the extraordinarily low inventory level at the end of fiscal 1995 caused by efforts to meet a surge in demand at that time.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


Liquidity and Capital Resources The Company's primary source of funds for fiscal 1996, 1995, and 1994 has been the net cash generated from operating activities of approximately $119.5 million, $86.9 million, and $48.2 million, respectively. In addition, the Company received approximately $19.7 million, $9.8 million, and $6.4 million of proceeds from the exercises of stock options during fiscal 1996, 1995, and 1994, respectively.

The principal uses of funds for fiscal 1996 were purchases of property, plant and equipment of $75.1 million ($35.6 million in 1995 and $21.8 million in 1994) and repurchases of $27.4 million ($11.9 million in 1995 and $6.5 million in 1994) of the Company's common stock.

As of June 30, 1996, the Company's available funds consisted of approximately $129.3 million in cash, cash equivalents and short-term U.S. Government-backed investments.

The Company anticipates investing approximately $40 million in property, plant and equipment in fiscal 1997. Cash generated from operating activities will be used to finance these expenditures.

The Company anticipates that the available funds and cash generated from operations will be sufficient to meet cash and working capital requirements through the end of fiscal 1997.

FORWARD LOOKING INFORMATION:

The statements contained in this annual report which are not purely historical are forward looking statements, including statements regarding the Company's expectations, plans, or intentions regarding the future. Forward looking statements include statements regarding growth of the market for integrated circuits under the heading "New Products and New Markets," statements regarding the Company's growth in revenues and earnings under the heading "Managing the Short Term: Laying the Foundation for Future Growth," and statements regarding the Company's backlog and growth in revenues under the heading "Outlook." All forward looking statements included in this document are made as of the date hereof, based on information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward looking statement.

It is important to note that the Company's actual results could differ materially from those in such forward looking statements. Forward looking statements in this annual report involve risk and uncertainty. Important factors, including overall economic conditions; demand for electronic products and semiconductors generally; demand for the Company's products in particular; availability of raw material, equipment, supplies and services; unanticipated manufacturing problems; technological and product development risks; competitors' actions; and other risk factors described in the Company's filings with the Securities and Exchange Commission could cause actual results to differ materially.

                                                     CONSOLIDATED BALANCE SHEETS

- -----------------------------------------------------------------------------------
June 30,
(Amounts in thousands, except share data)                       1995           1996
- -----------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                $ 54,966       $ 60,283
   Short-term investments                                     37,329         68,970
- -----------------------------------------------------------------------------------
   Total cash, cash equivalents and
      short-term investments                                  92,295        129,253
   Accounts receivable (net of allowance for doubtful
      accounts of $1,145 in 1995 and $1,290 in 1996)          27,714         80,664
   Inventories                                                19,105         30,471
   Prepaid taxes and other current assets                     22,708         24,163
- -----------------------------------------------------------------------------------
                     Total current assets                    161,822        264,551
- -----------------------------------------------------------------------------------
Property, plant and equipment, at cost, less
   accumulated depreciation                                   87,925        147,068
Other assets                                                   6,386          6,175
- -----------------------------------------------------------------------------------
                                                            $256,133       $417,794
- -----------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
- -----------------------------------------------------------------------------------
Current liabilities:
   Capital lease obligations                                $     40        $   ---
   Accounts payable                                           24,785         29,738
   Income taxes payable                                        1,805         19,323
   Accrued salaries                                            9,795         12,897
   Accrued expenses                                           16,358         11,880
   Payable related to building acquisitions                    5,550            ---
   Deferred income on shipments to distributors                7,511         14,531
- -----------------------------------------------------------------------------------
                     Total current liabilities                65,844         88,369
- -----------------------------------------------------------------------------------
Other Liabilities                                              6,000          4,000
Deferred income taxes                                          5,579            ---
Commitments and Contingencies                                    ---            ---
- -----------------------------------------------------------------------------------
Stockholders' equity:
   Preferred stock, $0.001 par value;
      Authorized:  2,000,000 shares;
      Issued and outstanding:  none                              ---           ---
   Common stock, $0.001 par value;
      Authorized:  120,000,000 shares;
      Issued and outstanding:  58,873,158 shares in
         1995 and 61,445,519 shares in 1996                       60             62
   Additional paid-in capital                                 64,896         89,939
   Retained earnings                                         113,451        236,796
   Translation adjustment                                        303         (1,372)
- -----------------------------------------------------------------------------------
                     Total stockholders' equity              178,710        325,425
- -----------------------------------------------------------------------------------
                                                            $256,133       $417,794
===================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME

- -------------------------------------------------------------------------------------------------------
For the years ended June 30,
(Amounts in thousands, except per share data)             1994                1995                 1996
- -------------------------------------------------------------------------------------------------------
Net revenues                                          $153,932            $250,820             $421,626
Cost of goods sold                                      64,250             103,598              146,253
- -------------------------------------------------------------------------------------------------------
               Gross margin                             89,682             147,222              275,373
- -------------------------------------------------------------------------------------------------------
Operating expenses:
   Research and development                             22,561              42,392               47,532
   Selling, general and administrative                  31,547              47,596               41,951
- -------------------------------------------------------------------------------------------------------
                                                        54,108              89,988               89,483
- -------------------------------------------------------------------------------------------------------
               Operating income                         35,574              57,234              185,890
Interest income                                          2,109               2,646                4,604
Interest expense                                           (55)                (25)                 (37)
- -------------------------------------------------------------------------------------------------------
               Income before provision
                  for income taxes                      37,628              59,855              190,457
Provision for income taxes                              13,546              20,949               67,112
- -------------------------------------------------------------------------------------------------------
               Net income                            $  24,082           $  38,906             $123,345
- -------------------------------------------------------------------------------------------------------
Income per share                                     $    0.38           $    0.59             $   1.74
- -------------------------------------------------------------------------------------------------------
Common and common equivalent shares                     63,628              66,502               70,927
- -------------------------------------------------------------------------------------------------------

See accompanying notes.

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


- -----------------------------------------------------------------------------------------------------------------------------------
                                                         Common
For the years ended June 30,                             Stock               Additional
                                                -----------------------       Paid-In        Retained      Translation
(Amounts in thousands, except share data)        Shares       Par Value       Capital        Earnings       Adjustment       Total
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1993                         55,677,512        $56        $ 47,507        $ 50,463       $  (690)       $ 97,336
Exercise of stock options under
   the Stock Option and Purchase
   Plans                                         2,239,396          2           6,359              --            --           6,361
Repurchase of common stock                        (570,000)        --          (6,493)             --            --          (6,493)
Warrants                                                --         --           2,000              --            --           2,000
Tax benefit on exercise of non-qualified
   stock options and disqualifying
   dispositions under stock plans                       --         --           6,175              --            --           6,175
Translation adjustment                                  --         --              --              --           731             731
Net income                                              --         --              --          24,082            --          24,082
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1994                         57,346,908         58          55,548          74,545            41         130,192
Exercise of stock options under
   the Stock Option and Purchase
   Plans                                         2,303,250          2           9,764              --            --           9,766
Repurchase of common stock                        (777,000)        --         (11,936)             --            --         (11,936)
Tax benefit on exercise of non-qualified
   stock options and disqualifying
   dispositions under stock plans                       --         --          11,520              --            --          11,520
Translation adjustment                                  --         --              --              --           262             262
Net income                                              --         --              --          38,906            --          38,906
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1995                         58,873,158         60          64,896         113,451           303         178,710
Exercise of stock options under
   the Stock Option and Purchase
   Plans                                         3,399,361          3          19,677              --            --          19,680
Repurchase of common stock                        (827,000)        (1)        (27,370)             --            --         (27,371)
Tax benefit on exercise of non-qualified
   stock options and disqualifying
   dispositions under stock plans                       --         --          32,736              --            --          32,736
Translation adjustment                                  --         --              --              --        (1,675)         (1,675)
Net income                                              --         --              --         123,345            --         123,345
- -----------------------------------------------------------------------------------------------------------------------------------
BALANCES, JUNE 30, 1996                         61,445,519        $62        $ 89,939        $236,796       $(1,372)       $325,425
===================================================================================================================================

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS

- ----------------------------------------------------------------------------------------------------------
For the years ended June 30,
Increase (decrease) in cash and cash equivalents
(Amounts in thousands)                                               1994            1995             1996
- ----------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                       $ 24,082        $ 38,906        $ 123,345
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization                                    7,901          11,617           12,899
   Reduction of equipment value                                        --          18,046            1,344
   Changes in assets and liabilities:
      Accounts receivable                                           1,227          (9,764)         (52,950)
      Inventories                                                    (504)           (775)         (11,366)
      Prepaid taxes and other current assets                       (7,254)         (7,938)          (1,455)
      Accounts payable                                                561          14,090            4,953
      Income taxes payable                                          7,692           8,150           50,254
      Deferred income taxes                                         2,674             723           (5,579)
      Deferred income on shipments to distributors                  2,172             465            7,020
      All other accrued liabilities                                 9,650          13,426           (8,926)
- ----------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                          48,201          86,946          119,539
- ----------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Additions to property, plant and equipment                     (21,848)        (35,553)         (75,061)
   Other non-current assets                                          (362)         (5,224)             211
   Purchase of held-to-maturity securities                        (16,821)        (67,713)        (137,882)
   Proceeds from maturities of held-to-maturity securities         16,937          50,781          106,241
   Acquisition                                                    (26,000)             --               --
- ----------------------------------------------------------------------------------------------------------
Net cash used in investing activities                             (48,094)        (57,709)        (106,491)
- ----------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Issuance of common stock                                         6,361           9,766           19,680
   Principal payments on capital lease obligations                   (508)           (134)             (40)
   Repurchase of common stock                                      (6,493)        (11,936)         (27,371)
- ----------------------------------------------------------------------------------------------------------
Net cash provided by (used in) financing activities                  (640)         (2,304)          (7,731)
- ----------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                 (533)         26,933            5,317
Cash and cash equivalents:
   Beginning of year                                               28,566          28,033           54,966
- ----------------------------------------------------------------------------------------------------------
   END OF YEAR                                                   $ 28,033        $ 54,966        $  60,283
==========================================================================================================

Supplemental disclosures of cash flow information:
Cash paid during the year for:
- ----------------------------------------------------------------------------------------------------------
   Interest                                                      $     51        $     24        $      37
   Income taxes                                                  $  9,774        $ 25,680        $  19,381
Noncash transactions:
- ----------------------------------------------------------------------------------------------------------
   Purchase of building in exchange for payable                        --        $  5,550               --
==========================================================================================================

See accompanying notes.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations:

Maxim Integrated Products, Inc., designs, develops, and manufactures linear and mixed-signal integrated circuits. Products include data converters, interface circuits, microprocessor supervisors, operational amplifiers, power supplies, multiplexers, switches, battery chargers, battery management circuits, RF circuits, fiber optic transceivers, and voltage references. Maxim Integrated Products, Inc., is a global company with manufacturing facilities in the United States and sales offices throughout the world. The Company's products are sold to customers in the data processing, telecommunications, networking, industrial control, instrumentation, and military markets. The Company derives more than half of its revenues from international sales.

2. Summary of Significant Accounting Policies:

Basis of presentation:

The consolidated financial statements include the accounts of Maxim Integrated Products, Inc., and all of its wholly owned subsidiaries. Intercompany accounts and transactions have been eliminated. Accounts denominated in foreign currencies have been translated using the local currency as the functional currency.

Cash equivalents and short-term investments:

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments consist of U.S. Government obligations and Municipal Bond obligations collateralized by U.S. Government obligations with original maturities beyond three months and those that will mature within one year.

At June 30, all debt securities, which consist of U.S. Treasury securities and various municipal bond obligations collaterized by U.S. Treasury Securities all maturing within one year, are designated as held-to-maturity and carried at amortized cost which approximates market value. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on held-to-maturity securities are included in investment income. The cost of securities sold is based on the specific identification method. Interest on securities classified as held-to-maturity is included in investment income.

Derivative financial instruments held for purposes other than trading:

The Company enters into forward exchange contracts to hedge certain firm sales commitments denominated in foreign currencies and the net monetary assets and liabilities of its foreign subsidiaries. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar cash flows resulting from the sale of products to international customers and its subsidiaries will be adversely affected by changes in exchange rates. Gains and losses related to these contracts are deferred and matched with the overall gains or losses from the underlying transactions.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


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

In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No.121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. The Company is required to adopt SFAS 121 in the fiscal year ending June 28, 1997. Adoption of SFAS 121 is not expected to have a material impact on the Company's financial position or results of operations.

Deferred income on shipments to distributors:

A portion of the Company's sales are made to domestic distributors under agreements which provide for certain price rebates and limited product return privileges. As a result, the Company defers recognition of such sales until the merchandise is sold by the distributors.

Foreign Currency Translation:

Assets and liabilities of subsidiaries operating in foreign jurisdictions are translated to U.S. dollars at year-end exchange rates. The effects of exchange rate fluctuations on translating foreign currency assets and liabilities are accumulated in a separate component of stockholders' equity. Results of operations in foreign jurisdictions are translated into U.S. dollars at average rates of exchange prevailing during the year.

Employee stock plans:

The Company accounts for its stock option and employee stock purchase plans in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal years beginning after December 15, 1995. The Company expects to continue to account for its employee stock plans in accordance with the provisions of APB 25. Accordingly, SFAS 123 is not expected to have a material impact on the Company's financial position or results of operations.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Stock dividend/split:

On November 16, 1995, the Company's Board of Directors authorized a two-for-one split of the Company's common stock effected in the form of a stock dividend, which was paid on December 13, 1995, to stockholders of record as of November 29, 1995. The stated par value of each share remained $0.001. A total of $30,000 was reclassified from the Company's additional paid-in capital account to the Company's common stock account. All shares and per share amounts have been retroactively restated to reflect the stock split.

Income taxes:

Effective July 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("FAS 109"). The cumulative effect of the adoption of FAS 109 was not material.

Income per share:

Income per share is based upon the weighted number of common and common equivalent shares (stock options and stock warrants) outstanding during the period.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to the useful lives of fixed assets, allowances for doubtful accounts and customer returns, inventory reserves, potential reserves relating to litigation matters, accrued liabilities, and other reserves. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Concentration of credit risk:

Due to the Company's credit evaluation and collection process, bad debt expenses have been insignificant. Credit risk with respect to trade receivables is limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the credit risk. While a significant portion of the Company's revenues are made through domestic and international distributors, including five distributors which account for approximately 29% of revenues in fiscal 1996, no single customer has accounted for greater than 10% of net revenues in the last three fiscal years.

The Company places its investments with government entities and high credit quality financial institutions and limits the amount of credit exposure to any one financial institution.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Concentration of other risks:

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures, and cyclical market patterns. The Company's results of operations are affected by a wide variety of factors, including general economic conditions, both at home and abroad, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market, and reliance on assembly and test subcontractors and independent distributors and sales representatives. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

Financial presentation:

Certain prior year amounts on the Consolidated Financial Statements have been reclassified to conform to the 1996 presentation.

3. Acquisition:

On May 27, 1994, the Company acquired substantially all of the assets of the Tektronix Integrated Circuit Operation in exchange for $26,000,000 cash and warrants to purchase 600,000 shares of the Company's common stock at $15 per share (valued at $2,000,000). These warrants remain outstanding at June 30, 1996. The acquisition was accounted for as a purchase.

4. Investments:

Investments in held-to-maturity securities at June 30 are as follows:

(Amounts in thousands)                                        1995 Cost      1996 Cost
- --------------------------------------------------------------------------------------
U.S. Treasury Securities                                       $13,321        $55,878
Municipal bonds collaterized by U.S. Treasury Securities        38,441         18,061
- -------------------------------------------------------------------------------------
                                                               $51,762        $73,939
- -------------------------------------------------------------------------------------
Amounts included in short-term investments                     $37,329        $68,970
Amounts included in cash and cash equivalents                   14,433          4,969
- -------------------------------------------------------------------------------------
                                                               $51,762        $73,939
=====================================================================================

There are no gross realized gains or losses for the years ended June 30, 1995 and 1996.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


5. Inventories:

The components of inventories at June 30 were:

(Amounts in thousands)               1995           1996
- --------------------------------------------------------
Raw materials                     $ 1,925        $ 3,720
Work in process                     9,444         16,908
Finished goods                      7,736          9,843
- --------------------------------------------------------
                                  $19,105        $30,471
- --------------------------------------------------------

6. Foreign Exchange Contracts:

At June 30, 1996, the Company held forward exchange contracts, all having maturities of less than one year, to exchange various foreign currencies for U.S. dollars in the amount of $51.3 million. Gains and losses related to these contracts are deferred and matched with the overall gains or losses from the underlying transactions. The table below summarizes, by currency, the contractual amounts of the Company's forward exchange contracts and net unrealized gain or loss at June 30, 1995 and 1996.

                                    1995                            1996
- ----------------------------------------------------------------------------------
                            Forward      Unrealized         Forward     Unrealized
(Amounts in thousands)    Contracts     Gain/(Loss)       Contracts    Gain/(Loss)
- ----------------------------------------------------------------------------------
Currency:
   Yen                     $  8,896       $   (933)         $28,335         $1,632
   Pound Sterling             1,651            (31)           9,921           (189)
   German Mark                  844            (93)           8,745            449
   French Franc               1,096            (53)           4,326            102
- ----------------------------------------------------------------------------------
                            $12,487        $(1,110)         $51,327         $1,994
- ----------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7. Property, Plant and Equipment and Other Assets:

Property, plant and equipment at June 30 consists of:
(Amounts in thousands)                  1995          1996
- ----------------------------------------------------------
Buildings                            $20,364     $  20,410
Building improvements                 13,581        13,739
Machinery and equipment               88,988       146,459
Leased machinery and equipment           591           --
- ----------------------------------------------------------
                                     123,524       180,608
- ----------------------------------------------------------
Less accumulated depreciation
   and amortization                  (43,784)      (50,357)
Land                                   8,185        16,817
- ----------------------------------------------------------
                                     $87,925      $147,068
- ----------------------------------------------------------

At June 30, 1995, accumulated depreciation relating to assets recorded under capitalized leases was $546,000.

In fiscal 1995 and 1996, the Company recorded a write-down of fixed assets of $18,046,000 and $1,344,000, respectively, relating to the Company's program to modernize its equipment and manufacturing facilities. The write-down relates to a cumulative adjustment for depreciation as a result of changing estimates of useful lives associated with equipment that management estimates will be replaced or substantially upgraded in the near future.

In 1996, other assets consisted primarily of deferred tax assets of $3,835,000 and notes receivable of $2,277,000. In 1995, other assets consisted primarily of deferred tax assets of $4,450,000 and notes receivable of $1,872,000.

8. Commitments and Contingencies:

The Company is subject to legal proceedings and claims that arise in the normal course of its business. In the opinion of Management, these proceedings will not have a material adverse effect on the financial position or results of operations of the Company.

The Company leases certain facilities, including a wafer fabrication facility for which the lease expires in November 2003. Under that lease, the Company has a five-year lease extension option and is responsible for maintenance, taxes, and insurance on the facility.

Future annual minimum lease payments for all leased facilities are as follows:

Fiscal Year ending           (Amounts in thousands)
- ---------------------------------------------------
      1997                                   $1,202
      1998                                      848
      1999                                      617
      2000                                      606
      2001-2009                               2,340
- ---------------------------------------------------
                                             $5,613
- ---------------------------------------------------

Rent expense was $725,000, $943,000, and $1,343,000 in fiscal 1994, 1995, and
1996, respectively.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9. Stockholders' Equity:

Stock option and purchase plans:

As of June 30, 1996, the Company has reserved a total of 23,104,025 of its common shares for issuance to employees and certain others under its Incentive Stock Option Plan, Supplemental Plan, Employee Stock Participation Plan and Nonemployee Stock Option Plan, and has reserved a total of 250,000 of its common shares under the 1988 Nonemployee Director Stock Option Plan. Under the Incentive Stock Option Plan and the Nonemployee Stock Option Plan, options are granted at a price not less than fair market value as determined by the Board at the date of grant. Under the Supplemental Plan, options are granted ordinarily at a price not less than market value, but under the Plan, the Board has authority to make grants at a price not less than 85% of fair market value. Under the Participation Plan, employees of the Company may purchase shares of common stock at a price not less than the lesser of 85% of the fair market value of the stock either on the date the purchase right is granted or the date the right is exercised. Options granted under the Incentive Stock Option and Supplemental Plans expire from five to ten years from the date of the grant or such shorter term as may be provided in the agreement. During fiscal 1996, the Company received $32,736,000 of tax benefit on the exercise of non-qualified stock options and on disqualifying dispositions under stock plans ($11,520,000 in 1995 and $6,175,000 in 1994).

Information with respect to activity under the stock option plans is set forth below:

- -----------------------------------------------------------------------------------
                                                       Outstanding Options
- -----------------------------------------------------------------------------------
                                 Shares
                               Available         Number of              Price
                               for Grant          Shares              Per Share
- -----------------------------------------------------------------------------------
BALANCE, JUNE 30, 1993           533,840         17,102,192        $ 0.38 TO $ 8.07
- -----------------------------------------------------------------------------------
   Shares reserved             6,316,000                 --                     --
   Options granted            (6,688,296)         6,688,296        $ 8.91 to $13.25
   Options terminated            623,896           (623,896)       $ 0.38 to $12.88
   Options exercised                  --         (2,239,396)       $ 0.38 to $10.44
- -----------------------------------------------------------------------------------
BALANCE, JUNE 30, 1994           785,440         20,927,196        $ 0.38 TO $13.25
   Shares reserved             4,394,000                 --                      --
   Options granted            (5,119,830)         5,119,830        $10.36 to $23.38
   Options terminated            441,262           (441,262)       $ 0.38 to $22.88
   Options exercised                  --         (2,303,250)       $ 0.38 to $15.69
- -----------------------------------------------------------------------------------
BALANCE, JUNE 30, 1995           500,872         23,302,514        $ 0.38 TO $23.38
   Shares reserved             2,950,000                 --                      --
   Options granted            (3,636,001)         3,636,001        $25.44 to $40.25
   Options terminated            614,041           (614,041)       $ 0.38 to $37.63
   Options exercised                             (3,399,361)       $ 0.38 to $33.88
- -----------------------------------------------------------------------------------
BALANCE, JUNE 30, 1996           428,912         22,925,113        $ 0.38 TO $40.25
- -----------------------------------------------------------------------------------

At June 30, 1996, options to purchase 8,131,602 shares of common stock were exercisable (7,451,566 at June 30, 1995).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10. Income Taxes:

The provision for income taxes consists of the following:

Year ending June 30,
(Amounts in thousands)       1994       1995       1996
- -------------------------------------------------------
Federal
   Current                $15,065   $ 28,006    $58,732
   Deferred                (3,712)   (11,406)    (3,730)
State
   Current                  2,287      5,473      9,113
   Deferred                  (620)    (2,018)      (410)
Foreign
   Current                    526        894      3,407
- -------------------------------------------------------
Total                     $13,546   $ 20,949    $67,112
- -------------------------------------------------------

Pretax income from foreign operations was approximately $8.1 million, $2.0 million, and $1.0 million for the years ended June 30, 1996, 1995, and 1994 respectively.

The provision for income taxes differs from the amount computed by applying the statutory rate as follows:

Year ending June 30              1994      1995        1996
- -----------------------------------------------------------
Federal statutory rate           35.0 %    35.0 %      35.0 %
State tax, net of
   federal benefit                2.9       3.8        3.0
General business credits         (2.3)     (1.9)        --
Exempt earnings of Foreign
   Sales Corporation             (3.1)     (2.2)      (2.7)
Other                             3.5       0.3       (0.1)
- -----------------------------------------------------------
Total                            36.0 %    35.0 %      35.2 %
- -----------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities as of June 30, 1995 and 1996 are as follows:

(Amounts in thousands)                                    1995       1996
- -------------------------------------------------------------------------
Deferred tax assets:
   Inventory valuation and reserves                    $ 4,170    $ 5,820
   Accrued compensation                                  2,736      3,188
   Other reserves and accruals not
     currently deductible for tax reporting             14,593     12,248
   Fixed assets cost recovery                            4,450      3,254
- -------------------------------------------------------------------------
Total assets                                           $25,949    $24,510
- -------------------------------------------------------------------------
Deferred tax liabilities-fixed assets cost recover     $ 5,579         --
- -------------------------------------------------------------------------

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


11. Segment Information:

The Company designs, develops, manufactures and markets a broad range of linear and mixed-signal integrated circuits for the analog market, and its business falls into one industry segment. Operations of the Company`s overseas subsidiaries consist primarily of sales, marketing, and distribution.

Approximately 57% of the Company`s net revenues (including both U.S. export sales and direct sales from subsidiaries, noted below) were derived from customers outside of the U.S., primarily in Europe and the Pacific Rim (49% in fiscal 1995 and 52% in fiscal 1994). Pacific Rim consists primarily of Japan. Intercompany transfers between geographic areas are accounted for at prices that approximate arm`s length transactions.

Information regarding geographic areas at and for the years then ended is as follows:

June 30, 1994                                                    Geographic Area
- -----------------------------------------------------------------------------------------------------------
(Amounts in thousands) :                  United States          Europe         Pacific Rim         Total
- -----------------------------------------------------------------------------------------------------------
Net revenues from unaffiliated customers      $135,336          $16,249            $2,347          $153,932
- -----------------------------------------------------------------------------------------------------------
Operating income                              $ 34,477          $   746            $  351          $ 35,574
Identifiable assets                           $160,254          $16,800            $1,469          $178,523
Liabilities                                   $ 46,323          $ 1,665            $  343          $ 48,331
- -----------------------------------------------------------------------------------------------------------
June 30, 1995                                                    Geographic Area
- -----------------------------------------------------------------------------------------------------------
(Amounts in thousands) :                  United States          Europe         Pacific Rim         Total
- -----------------------------------------------------------------------------------------------------------
Net revenues from unaffiliated customers      $209,490          $33,620            $7,710          $250,820
- -----------------------------------------------------------------------------------------------------------
Operating income                              $ 56,096          $  (255)           $1,393          $ 57,234
Identifiable assets                           $234,581          $17,405            $4,147          $256,133
Liabilities                                   $ 75,604          $ 1,285            $  534          $ 77,423
- -----------------------------------------------------------------------------------------------------------
June 30, 1996                                                    Geographic Area
- -----------------------------------------------------------------------------------------------------------
(Amounts in thousands) :                  United States          Europe         Pacific Rim         Total
- -----------------------------------------------------------------------------------------------------------
Net revenues from unaffiliated customers      $344,922          $57,523           $19,181          $421,626
- -----------------------------------------------------------------------------------------------------------
Operating income                              $177,975          $ 4,871           $ 3,044          $185,890
Identifiable assets                           $373,341          $28,616           $15,837          $417,794
Liabilities                                   $ 89,634          $ 1,835           $   900          $ 92,369
- -----------------------------------------------------------------------------------------------------------

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Maxim Integrated Products, Inc.

We have audited the accompanying consolidated balance sheets of Maxim Integrated Products, Inc., as of June 30, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxim Integrated Products, Inc., at June 30, 1995 and 1996, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1996, in conformity with generally accepted accounting principles.

                                              /s/ Ernst and Young, LLP

August 7, 1996
San Jose, California

                                                         SELECTED FINANCIAL DATA

- -------------------------------------------------------------------------------------------------------------
(Amounts in thousands, except per share data)
- -------------------------------------------------------------------------------------------------------------
Fiscal Year                        1992             1993              1994             1995              1996
- -------------------------------------------------------------------------------------------------------------
Net revenues                    $86,954         $110,184          $153,932         $250,820          $421,626
- -------------------------------------------------------------------------------------------------------------
Cost of goods sold              $37,835         $ 46,841          $ 64,250         $103,598          $146,253
Gross margin %                     56.5%            57.5%             58.3%            58.7%             65.3%
- -------------------------------------------------------------------------------------------------------------
Operating income                $20,466         $ 25,448          $ 35,574         $ 57,234          $185,890
   % of net revenues               23.5%            23.1%             23.1%            22.8%             44.1%
- -------------------------------------------------------------------------------------------------------------
Net income                      $13,673         $ 17,282          $ 24,082         $ 38,906          $123,345
Income per share                $  0.24         $   0.29          $   0.38         $   0.59          $   1.74
- -------------------------------------------------------------------------------------------------------------
Shares used in per share
   calculation                   58,158           60,050            63,628           66,502            70,927
- -------------------------------------------------------------------------------------------------------------
Cash, cash equivalents
   and short-term investments   $33,686         $ 49,079          $ 48,430         $ 92,295          $129,253
Working capital                 $47,680         $ 64,047          $ 56,045         $ 95,978          $176,182
Total assets                    $95,546         $126,902          $178,523         $256,133          $417,794
- -------------------------------------------------------------------------------------------------------------
Long-term debt, less
   current portion              $   683         $    174          $     40         $     --         $     --
Stockholders' equity            $72,277         $ 97,336          $130,192         $178,710         $325,425
- -------------------------------------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS BY QUARTER

- ---------------------------------------------------------------------------------------------------------
Unaudited
(Amounts in thousands, except per share data)
- ---------------------------------------------------------------------------------------------------------
                                                                     QUARTER ENDED
1996                                         9/30/95          12/31/95          3/31/96           6/30/96
- ---------------------------------------------------------------------------------------------------------
Net revenues                                 $96,443          $106,182         $109,001          $110,000
- ---------------------------------------------------------------------------------------------------------
Cost of goods sold                           $38,597          $ 36,330         $ 35,356          $ 35,970
Gross margin %                                  60.0%             65.8%            67.6%             67.3%
- ---------------------------------------------------------------------------------------------------------
Operating income                             $34,777          $ 47,889         $ 51,441          $ 51,783
   % of net revenues                            36.1%             45.1%            47.2%             47.1%
- ---------------------------------------------------------------------------------------------------------
Net income                                   $22,585          $ 31,874         $ 34,182          $ 34,704
Income per share                             $  0.32          $   0.45         $   0.48          $   0.49
- ---------------------------------------------------------------------------------------------------------
Shares used in per share
   calculation                                70,551            70,827           71,212            71,119
- ---------------------------------------------------------------------------------------------------------
Market price range   - High                  $ 40.50          $  41.88         $  43.75          $  37.88
                     - Low                   $ 25.25          $  27.75         $  28.75          $  24.00
- ---------------------------------------------------------------------------------------------------------
                                                                     QUARTER ENDED
1995                                         9/30/94          12/31/94          3/31/95         6/30/95
- -------------------------------------------------------------------------------------------------------
Net revenues                                 $52,004          $ 56,184          $66,628         $76,004
- -------------------------------------------------------------------------------------------------------
Cost of goods sold                           $21,633          $ 23,316          $27,651         $30,998
Gross margin %                                  58.4%             58.5%            58.5%           59.2%
- -------------------------------------------------------------------------------------------------------
Operating income                             $12,337          $ 13,186          $14,890         $16,821
   % of net revenues                            23.7%             23.5%            22.3%           22.1%
- -------------------------------------------------------------------------------------------------------
Net income                                   $ 8,304          $  8,930          $10,124         $11,548
Income per share                             $  0.13          $   0.14          $  0.15         $  0.17
- -------------------------------------------------------------------------------------------------------
Shares used in per share
   calculation                                65,089            66,116           66,502          68,301
- -------------------------------------------------------------------------------------------------------
Market price range   - High                  $ 15.88          $  17.88          $ 19.88         $ 26.75
                     - Low                   $ 11.75          $  13.81          $ 14.13         $ 16.63
- -------------------------------------------------------------------------------------------------------

CORPORATE DATA
STOCKHOLDER INFORMATION



INDEPENDENT AUDITORS

Ernst & Young LLP
San Jose, California


REGISTRAR/TRANSFER AGENT

Boston Equiserve
Boston, Massachusetts


CORPORATE HEADQUARTERS

120 San Gabriel Drive
Sunnyvale, California 94086
(408) 737-7600


FORM 10-K

A copy of the Company's Form 10-K filed with the Securities & Exchange Commission, without exhibits, is available without charge upon writing to:

Stockholder Relations
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, California 94086


STOCK LISTING

At June 30, 1996, there were approximately 1,362 stockholders of record of the Company's common stock. Maxim common stock is traded on the NASDAQ National Market under the symbol MXIM. The Company has never paid cash dividends on its common stock and has no present plans to do so.


ANNUAL MEETING

The annual meeting of stockholders will be Thursday, November 14, 1996 at 11:00 a.m. at the Company's headquarters, 120 San Gabriel Drive, Sunnyvale, California 94086.