Form 10-K, Exhibit 13
period 1997-06-30
MAXIM INTEGRATED PRODUCTS INC
filed 1997-09-29
CIK 743316

                                                                   EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

Net Revenues    The Company reported net revenues of $433.7 million in fiscal
1997, $421.6 million in fiscal 1996, and $250.8 million in fiscal 1995. The increases in net revenues related primarily to higher unit shipments resulting from continued introduction of new proprietary products and increased market acceptance of the Company's proprietary and second-source products. The reduction in the revenue growth rate in fiscal 1997 was due to a worldwide inventory correction resulting from customers' excess ordering in fiscal 1995 and 1996 when there was a perceived industry-wide shortage of integrated circuits, including the Company's products.

                              [NET REVENUES GRAPH]

Approximately 57% of the Company's net revenues were derived from customers outside the U.S., primarily in Europe and the Pacific Rim (57% in fiscal 1996 and 49% in fiscal 1995). While a majority of these sales are denominated in U.S. dollars, the Company enters into foreign currency forward contracts to mitigate its risk on firm commitments and net monetary assets denominated in foreign currencies, and as a result, the impact of changes in foreign exchange rates on revenues and the Company's results of operations for 1997 was minimal.

Gross Margin    The Company's gross margin as a percentage of net revenues was
66.5%, 65.3% and 58.7% in fiscal 1997, 1996, and 1995 respectively. The improvements in fiscal 1997 and 1996 were principally due to production efficiencies obtained through economies of scale.

                              [GROSS MARGIN GRAPH]

Gross margins were adversely affected in fiscal 1995 due to an $11.7 million charge related to the Company's program to modernize its equipment and manufacturing facilities and approximately $2.3 million of other charges related to the Company's conversion to 6" wafers in its Beaverton, Oregon, manufacturing facility.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                             FINANCIAL CONDITION


Research and Development    The Company is continuously working to introduce new
products through its research and development efforts. Research and development expenses were 11.8%, 11.3%, and 16.9% of net revenues in fiscal 1997, 1996, and 1995, respectively. The decline in research and development expense as a percent of net revenues was due primarily to higher sales levels. In absolute dollars, research and development expense increased as a result of increased headcount and spending associated with new product development efforts.

                         [RESEARCH & DEVELOPMENT GRAPH]

Selling, General and Administrative    Selling, general and administrative
expenses were 8.8%, 9.9%, and 19% of net revenues in fiscal 1997, 1996, and 1995, respectively. The decreased percentages were a result of the Company's cost control measures and savings, especially in commissions, realized through the establishment of a direct sales force in the United States during the second half of fiscal 1996 and the absence of certain one-time costs recorded in 1995 that did not reoccur in 1996 and 1997.

                    [SELLING, GENERAL & ADMINISTRATIVE GRAPH]

Interest Income    Interest income increased due to higher levels of invested cash, cash equivalents, and short-term investments and also at higher average interest rates earned by the Company. The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment portfolio. The Company does not use derivative financial instruments in its investment portfolio. Under its investment policy, the Company invests exclusively in U.S. government securities with a maturity of one year or less. Investments mature at frequent intervals during the year at which time the funds are available for use in the business, or for reinvestment, as cash demands dictate. This policy is intended to eliminate default risk, market risk, and reinvestment risk. At June 30, 1997, the Company's investment portfolio yielded a weighted average return of 5.63% and had a weighted average maturity of 217 days.

Provision for Income Taxes    The effective tax rate was 34% for fiscal 1997
compared to 35% for both fiscal 1996 and 1995. The decrease was primarily attributable to the restoration of the Federal research and development tax credit.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


OUTLOOK:

During Q497, backlog shippable within the next 12 months increased to $152 million from the $124 million reported at the end of Q397 and the $103 million reported at the end of Q297 and Q197. Approximately 77% of the Q497 backlog consists of orders that were requested for shipment in Q198.

Turns orders received in Q497 were a record $49.1 million. (Turns orders are customer orders that are for delivery within the same quarter and may result in revenue within the quarter if the Company has available inventory that matches those orders.)

Net bookings increased 13% from Q397 levels to a record $156 million. While the Company experienced net bookings growth in all geographic segments, net bookings from direct OEM customers in the United States and Japan were the strongest. Maxim's growth continued in all product areas, particularly those products attractive to the very broad instrumentation, process control, networking, communications and portable equipment markets.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                             FINANCIAL CONDITION


FINANCIAL CONDITION:

Overview    Total assets grew to $556.4 million at the end of fiscal 1997, up from $417.8 million at the end of fiscal 1996. The increase is due to favorable operating results for the year. Accounts receivable increased to $91.6 million at the end of fiscal 1997, primarily due to an overall increase in sales volume, and an increase in direct sales to international OEM customers which generally have longer payment cycles. Inventory increased to $36.8 million at the end of fiscal 1997. The increase was due to higher manufacturing production levels to support the Company's higher revenue levels.

             [CASH, CASH EQUIVALENTS & SHORT-TERM INVESTMENTS GRAPH]


Liquidity and Capital Resources    The Company's primary source of funds for
fiscal 1997, 1996, and 1995 has been the net cash generated from operating activities of approximately $187.1 million, $119.5 million, and $86.9 million, respectively. In addition, the Company received approximately $31.2 million, $19.7 million, and $9.8 million of proceeds from the exercises of stock options during fiscal 1997, fiscal 1996, and fiscal 1995, respectively.

The principal uses of funds for fiscal 1997 were repurchases of $80.7 million ($27.4 million in fiscal 1996 and $11.9 million in fiscal 1995) of the Company's common stock, and purchases of property, plant and equipment of $44.2 million ($75.1 million in fiscal 1996 and $35.6 million in fiscal 1995).

As of June 30, 1997, the Company's available funds consisted of approximately $224 million in cash, cash equivalents, and short-term U.S. Treasury securities.

The Company anticipates that the available funds and cash generated from operations will be sufficient to meet cash and working capital requirements, including its anticipated level of capital equipment expenditures, through the end of fiscal 1998.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION


FORWARD-LOOKING INFORMATION:

Forward-looking statements in this Annual Report, including this Management's Discussion and Analysis section, involve risk and uncertainty. There are numerous factors that could cause the Company's actual results to differ materially from results predicted or implied. Important factors affecting future revenue growth include whether demand for the Company's products continues to increase and reflects real end user demand; whether customer cancellations and delays of outstanding orders increase; and whether the Company is able to manufacture in a correct mix to respond to orders on hand and new orders received in the future. All forward-looking statements included in this document are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

Other important factors that could cause actual results to differ materially from those predicted include overall economic conditions; demand for electronic products and semiconductors generally; demand for the end-user products for which the Company's semiconductors are suited; timely availability of raw material, equipment, supplies and services; unanticipated manufacturing problems; technological and product development risks; competitors' actions; and other risk factors described in the Company's filings with the Securities and Exchange Commission.

                                                     CONSOLIDATED BALANCE SHEETS


June 30,
(Amounts in thousands, except share data)                        1996         1997
                                                              ---------    ---------


ASSETS

Current assets:
   Cash and cash equivalents                                  $  60,283    $  18,562
   Short-term investments                                        68,970      205,391
                                                              ---------    ---------
   Total cash, cash equivalents and
     short-term investments                                     129,253      223,953
   Accounts receivable (net of allowance for doubtful
     accounts of $1,290 in 1996 and $1,344 in 1997)              80,664       91,642
   Inventories                                                   30,471       36,833
   Deferred income taxes                                         20,675       21,500
   Other current assets                                           3,488        3,079
                                                              ---------    ---------
                 Total current assets                           264,551      377,007
                                                              ---------    ---------
Property, plant and equipment, at cost, less
   accumulated depreciation                                     147,068      174,508
Other assets                                                      6,175        4,871
                                                              ---------    ---------
                 TOTAL ASSETS                                 $ 417,794    $ 556,386
                                                              =========    =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Accounts payable                                           $  29,738    $  25,249
   Income taxes payable                                          19,323       10,916
   Accrued salaries                                              12,897       16,408
   Accrued expenses                                              11,880       16,312
   Deferred income on shipments to distributors                  14,531       16,336
                                                              ---------    ---------
                 Total current liabilities                       88,369       85,221
                                                              ---------    ---------
Other liabilities                                                 4,000        4,000
Deferred income taxes                                              --          1,600
Commitments
                                                              ---------    ---------
Stockholders' equity:
   Preferred stock, $0.001 par value;
     Authorized:  2,000,000 shares;
     Issued and outstanding:  none                                 --           --
   Common stock, $0.001 par value;
     Authorized:  120,000,000 shares;
     Issued and outstanding:  61,445,519 shares in
        1996 and 63,729,252 in 1997                                  62           64
   Additional paid-in capital                                    89,939       92,837
   Retained earnings                                            236,796      373,770
   Translation adjustment                                        (1,372)      (1,106)
                                                              ---------    ---------
                 Total stockholders' equity                     325,425      465,565
                                                              ---------    ---------
                 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $ 417,794    $ 556,386
                                                              =========    =========


See accompanying notes.

CONSOLIDATED STATEMENTS OF INCOME


For the years ended June 30,
(Amounts in thousands, except per share data)       1995         1996         1997
                                                  --------     --------     --------


Net revenues                                      $250,820     $421,626     $433,710
Cost of goods sold                                 103,598      146,253      145,307
      Gross margin                                 147,222      275,373      288,403


Operating expenses:
   Research and development                         42,392       47,532       51,264
   Selling, general and administrative              47,596       41,951       38,194
      Total operating expenses                      89,988       89,483       89,458


      Operating income                              57,234      185,890      198,945
Interest income                                      2,646        4,604        8,651
Interest expense                                        25           37           61


      Income before provision
         for income taxes                           59,855      190,457      207,535
Provision for income taxes                          20,949       67,112       70,561
      Net income                                  $ 38,906     $123,345     $136,974
Income per common and common equivalent share     $   0.59     $   1.74     $   1.88
Common and common equivalent shares                 66,502       70,927       72,877


See accompanying notes.

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


                                                      Common
For the years ended June 30,                          Stock               Additional
                                            -------------------------      Paid-In        Retained    Translation
(Amounts in thousands, except share data)     Shares       Par Value       Capital        Earnings     Adjustment       Total
                                            ----------    -----------    -----------    -----------   -----------    -----------

BALANCES, JUNE 30, 1994                     57,346,908    $        58    $    55,548    $    74,545   $        41    $   130,192
Exercise of stock options under
   the Stock Option and Purchase
   Plans                                     2,303,250              2          9,764           --            --            9,766
Repurchase of common stock                    (777,000)          --          (11,936)          --            --          (11,936)
Tax benefit on exercise of non-qualified
   stock options and disqualifying
   dispositions under stock plans                 --             --           11,520           --            --           11,520
Translation adjustment                            --             --             --             --             262            262
Net income                                        --             --             --           38,906          --           38,906
                                            ----------    -----------    -----------    -----------   -----------    -----------
BALANCES, JUNE 30, 1995                     58,873,158             60         64,896        113,451           303        178,710
Exercise of stock options under
   the Stock Option and Purchase
   Plans                                     3,399,361              3         19,677           --            --           19,680
Repurchase of common stock                    (827,000)            (1)       (27,370)          --            --          (27,371)
Tax benefit on exercise of non-qualified
   stock options and disqualifying
   dispositions under stock plans                 --             --           32,736           --            --           32,736
Translation adjustment                            --             --             --             --          (1,675)        (1,675)
Net income                                        --             --             --          123,345          --          123,345
                                            ----------    -----------    -----------    -----------   -----------    -----------
BALANCES, JUNE 30, 1996                     61,445,519             62         89,939        236,796        (1,372)       325,425
Exercise of stock options under
   the Stock Option and Purchase
   Plans                                     4,224,233              4         31,204           --            --           31,208
Repurchase of common stock                  (1,940,500)            (2)       (80,703)          --            --          (80,705)
Tax benefit on exercise of non-qualified
   stock options and disqualifying
   dispositions under stock plans                 --             --           52,397           --            --           52,397
Translation adjustment                            --             --             --             --             266            266
Net income                                        --             --             --          136,974          --          136,974
                                            ----------    -----------    -----------    -----------   -----------    -----------
BALANCES, JUNE 30, 1997                     63,729,252    $        64    $    92,837    $   373,770   $    (1,106)   $   465,565
                                            ----------    -----------    -----------    -----------   -----------    -----------


See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS


For the years ended June 30,
Increase (decrease) in cash and cash equivalents
(Amounts in thousands)                                                    1995           1996           1997
                                                                       ---------      ---------      ---------
Cash flows from operating activities:
Net income                                                             $  38,906      $ 123,345      $ 136,974
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and amortization                                          11,617         12,899         17,013
   Reduction of equipment value                                           18,046          1,344           --
   Changes in assets and liabilities:
     Accounts receivable                                                  (9,764)       (52,950)       (10,978)
     Inventories                                                            (775)       (11,366)        (6,362)
     Other current assets                                                  1,216         (2,279)           409
     Accounts payable                                                     14,090          4,953         (4,489)
     Income taxes payable                                                  8,150         50,254         43,990
     Deferred income taxes                                                (8,431)        (4,755)           775
     Deferred income on shipments to distributors                            465          7,020          1,805
     All other accrued liabilities                                        13,426         (8,926)         7,943
                                                                       ---------      ---------      ---------
Net cash provided by operating activities                                 86,946        119,539        187,080
                                                                       ---------      ---------      ---------
Cash flows from investing activities:
   Additions to property, plant and equipment                            (35,553)       (75,061)       (44,187)
   Other non-current assets                                               (5,224)           211          1,304
   Purchase of held-to-maturity securities                               (67,713)      (137,882)       (24,313)
   Purchases of available-for-sale securities                               --             --         (239,437)
   Proceeds from maturities of held-to-maturity securities                50,781        106,241         95,122
   Proceeds from sales/maturities of available-for-sale securities          --             --           32,207
                                                                       ---------      ---------      ---------
Net cash used in investing activities                                    (57,709)      (106,491)      (179,304)
                                                                       ---------      ---------      ---------
Cash flows from financing activities:
   Issuance of common stock                                                9,766         19,680         31,208
   Principal payments on capital lease obligations                          (134)           (40)          --
   Repurchase of common stock                                            (11,936)       (27,371)       (80,705)
                                                                       ---------      ---------      ---------
Net cash used in financing activities                                     (2,304)        (7,731)       (49,497)
                                                                       ---------      ---------      ---------
Net increase (decrease) in cash and cash equivalents                      26,933          5,317        (41,721)
Cash and cash equivalents:
   Beginning of year                                                      28,033         54,966         60,283
                                                                       ---------      ---------      ---------
   END OF YEAR                                                         $  54,966      $  60,283      $  18,562
                                                                       ---------      ---------      ---------

Supplemental disclosures of cash flow information:
Cash paid during the year for:
                                                                       ---------      ---------      ---------
   Interest                                                            $      24      $      37      $      61
   Income taxes                                                        $  25,680      $  19,381      $  19,967

Noncash transactions:
                                                                       ---------      ---------      ---------
   Purchase of building in exchange for payable                        $   5,550           --             --
                                                                       ---------      ---------      ---------


See accompanying notes.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1. Nature of Operations:

Maxim Integrated Products, Inc., designs, develops, manufactures, and markets linear and mixed-signal integrated circuits. Products include data converters, interface circuits, microprocessor supervisors, operational amplifiers, power supplies, multiplexers, switches, battery chargers, battery management circuits, RF circuits, fiber optic transceivers, and voltage references. Maxim Integrated Products, Inc., is a global company with manufacturing facilities in the United States, testing facilities in the Philippines, and sales offices throughout the world. The Company's products are sold to customers in the data processing, telecommunications, networking, industrial control, instrumentation, and military markets. The Company derives more than half of its revenues from international sales.


2. Summary of Significant Accounting Policies:

Basis of presentation:

The consolidated financial statements include the accounts of Maxim Integrated Products, Inc., and all of its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated. Accounts denominated in foreign currencies have been translated using the local currency as the functional currency.

Cash equivalents and short-term investments:

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments consist of U.S. Treasury securities with original maturities beyond three months and those that will mature within one year.

At June 30, 1997, all debt securities consist of U.S. Treasury securities maturing within one year. Securities designated as held-to-maturity are carried at amortized cost which approximates market value. The original cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in investment income. Realized gains and losses and declines in value judged to be other-than-temporary on held-to-maturity securities are included in investment income. Securities identified as available-for-sale are carried at fair market value based on market quotes. Unrealized gains and losses, net of tax, on securities in this category are reportable as a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method. Interest earned on securities is included in investment income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Derivative financial instruments held for purposes other than trading:
The Company enters into forward exchange contracts to hedge certain firm sales commitments denominated in foreign currencies and the net monetary assets and liabilities of its foreign subsidiaries. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar cash flows resulting from the sale of products to international customers and its subsidiaries will be adversely affected by changes in exchange rates. Gains and losses related to these contracts are deferred and included in operating income to match with the overall gains or losses from the underlying transactions. Any gain or loss realized from early termination of a forward contract is included in operating income upon termination.

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

In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No.121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." SFAS 121 requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. The Company adopted SFAS 121 in the fiscal year ending June 30, 1997. Adoption of SFAS 121 did not have a material impact on the Company's financial position or results of operations.

Deferred income on shipments to distributors:

A portion of the Company's sales are made to domestic distributors under agreements which provide for certain price rebates and limited product return privileges. As a result, the Company defers recognition of such sales until the merchandise is sold by the distributors.

Foreign currency translation:

Assets and liabilities of subsidiaries operating in foreign jurisdictions are translated to U.S. dollars at year-end exchange rates. The effects of exchange rate fluctuations on translating foreign currency financial statements are accumulated in a separate component of stockholders' equity. Results of operations in foreign jurisdictions are translated into U.S. dollars at average rates of exchange prevailing during the year.

Employee stock plans:

The Company accounts for its stock option and employee stock purchase plans in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective for fiscal year 1997. The Company has elected to continue to account for its employee stock plans in accordance with the provisions of APB 25. The Company has provided additional pro forma disclosures as required under SFAS 123 in Note 7.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Income per share:

Income per share is based upon the weighted average number of common and dilutive common equivalent shares (stock options and stock warrants) outstanding during each period. The number of common equivalent shares that became issuable pursuant to the grant of stock options has been calculated using the treasury stock method. Fully diluted income per share is substantially the same as reported income per common and common equivalent share.

In February 1997, Financial Accounting Standard No. 128 (FAS 128), "Earnings Per Share," was issued. The Company will be required to adopt this new pronouncement in the quarter ended December 31, 1997. Under the new pronouncement, the Company is required to present on the face of the income statement both the net income per common share outstanding (basic income per share) and diluted net income per common and common equivalent share outstanding. Diluted net income per share includes the effects of dilutive securities issued such as stock options. All prior periods will be restated to reflect this change. Had the Company applied this change to the period ending June 30, 1997, the pro forma amounts would be as follows:

                                                        1995           1996           1997
                                                       ------         ------         ------

Pro forma earnings per share:
    Basic income per common share                       $0.67          $2.05          $2.18
    Diluted income per share                            $0.59          $1.74          $1.88

Shares used in computing net income per share:
    Common shares                                      57,852         60,102         62,715
    Common and equivalent dilutive shares              66,502         70,927         72,877


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

Concentration of credit risk:

Due to the Company's credit evaluation and collection process, bad debt expenses have been insignificant. Credit risk with respect to trade receivables is limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the credit risk. While a significant portion of the Company's revenues are made through domestic and international distributors, including five distributors which account for approximately 21% of revenues in fiscal 1997, no single customer has accounted for greater than 10% of net revenues in the last three fiscal years.

The Company places its investments with government entities and high credit quality financial institutions and limits the amount of credit exposure to any one financial institution.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

CONCENTRATION OF OTHER RISKS:

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures, and cyclical market patterns. The Company's results of operations are affected by a wide variety of factors, including general economic conditions, both at home and abroad, economic conditions specific to the semiconductor industry and to the analog portion of that industry, the timely introduction of new products, implementation of new manufacturing technologies, the ability to manufacture efficiently, the ability to safeguard patents and intellectual property in a rapidly evolving market, and reliance on assembly and wafer fabrication subcontractors and independent distributors and sales representatives. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

Financial presentation:

Certain prior year amounts on the Consolidated Financial Statements have been reclassified to conform to the 1997 presentation.

3. Financial Instruments:

Investments:

Investments in held-to-maturity and available-for-sale securities at June 30 are as follows:

(Amounts in thousands)                                            1996         1997
                                                                --------     --------
U.S. Treasury held-to-maturity securities at cost               $ 55,878     $  5,753
U.S. Treasury available-for-sale securities at market value         --        199,638
Municipal bonds collaterized by U.S. Treasury held-to-
  maturity securities, at cost                                    18,061         --
                                                                --------     --------
                                                                $ 73,939     $205,391
                                                                --------     --------
Amounts included in short-term investments                      $ 68,970     $205,391
Amounts included in cash and cash equivalents                      4,969         --
                                                                --------     --------
                                                                $ 73,939     $205,391
                                                                --------     --------


Because of the short term to maturity and relative price insensitivity to changes in market interest rates, amortized cost approximates fair market value, and no unrealized gains or losses have been recorded at June 30, 1997. Fair market values are calculated based upon prevailing market quotes at June 30, 1996 and 1997, respectively.

All securities are included in short-term investments at June 30, 1997. Gross realized gains or losses for the twelve months ended June 30, 1997 were immaterial.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Foreign Exchange Contracts:

At June 30, 1997, the Company held forward exchange contracts, all having maturities of less than one year, to exchange various foreign currencies for U.S. dollars in the amount of $64.5 million. Gains and losses related to these contracts are deferred and matched with the overall gains or losses from the underlying transactions. The table below summarizes, by currency, the notional amounts of the Company's forward exchange contracts and net unrealized gain or loss at June 30, 1997 and 1996. The net unrealized gain or loss approximates both fair value and carrying value of these contracts.

                                      1996                           1997
                             ------------------------       -------------------------
                             Notional      Unrealized       Notional      Unrealized
(Amounts in thousands)        Amounts     Gain/(Loss)        Amounts      Gain/(Loss)
                             --------     -----------       --------      -----------
Currency:
Japanese Yen                 $ 28,335       $  1,632        $ 46,404       $     84
British Pound Sterling          9,921           (189)          7,920           (276)
German Mark                     8,745            449           7,307            290
French Franc                    4,326            102           2,881            134
                             --------       --------        --------       --------
                             $ 51,327       $  1,994        $ 64,512       $    232
                             ========       ========        ========       ========

The net unrealized gain is potentially subject to credit risk as it represents appreciation of the hedge position over spot exchange rates at year end. The Company controls credit risk through credit approvals and monitoring procedures similar to those which it uses for investments.

4. Inventories:

The components of inventories at June 30 were:

(Amounts in thousands)   1996          1997
                       -------       -------
Raw materials          $ 3,720       $ 5,058
Work in process         16,908        22,349
Finished goods           9,843         9,426
                       -------       -------
                       $30,471       $36,833
                       =======       =======

5. Property, Plant and Equipment:

Property, plant and equipment at June 30 consists of:

(Amounts in thousands)                             1996         1997
                                                 --------     --------
Buildings                                         $20,410      $28,899
Building improvements                              13,739       19,126
Machinery and equipment                           146,459      176,767
                                                 --------     --------
                                                  180,608      224,792
                                                 --------     --------
Less accumulated depreciation
    and amortization                              (50,357)     (67,101)
Land                                               16,817       16,817
                                                 --------     --------
                                                 $147,068     $174,508
                                                 ========     ========


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6. Commitments and Contingencies:

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

Future annual minimum lease payments for all leased facilities are as follows:

Fiscal Year ending                   (Amounts in thousands)
------------------                   ----------------------
     1998                                           $  920
     1999                                              697
     2000                                              687
     2001                                              680
     2002                                              645
     2003-2009                                       1,597
                                                    ------
                                                    $5,226
                                                    ------

Rent expense was $1,381,000, $1,343,000, and $943,000 in fiscal 1997, 1996, and
1995 respectively.

7. Stockholders' Equity:

Stock option and purchase plans:

As of June 30, 1997, the Company has reserved a total of 26,249,792 of its common shares for issuance to employees and certain others under its Incentive Stock Option Plans, Supplemental Plan, Employee Stock Participation Plan and Nonemployee Stock Option Plan, and has reserved a total of 145,000 of its common shares under the 1988 Nonemployee Director Stock Option Plans. Under the Incentive Stock Option Plans and the Nonemployee Stock Option Plan, options are granted at a price not less than fair market value as determined by the Board at the date of grant. Under the Supplemental Plan, options are granted ordinarily at a price not less than market value, but under the Plan, the Board has authority to make grants at a price not less than 85% of fair market value. Under the Participation Plan, employees of the Company may purchase shares of common stock at a price not less than the lesser of 85% of the fair market value of the stock either on the date the purchase right is granted or the date the right is exercised. Options granted under the Incentive Stock Option Plans generally vest within five years. Options granted under the Incentive Stock Option and Supplemental Plans expire from five to ten years from the date of the grant or such shorter term as may be provided in the agreement. During fiscal 1997, the Company received $52,397,000 of tax benefit on the exercise of non-qualified stock options and on disqualifying dispositions under stock plans ($32,736,000 in 1996 and $11,520,000 in 1995).

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Information with respect to activity under the stock option plans is set forth below:

                                                 Outstanding Options
                                             -------------------------
                                                             Weighted
                               Shares                         Average
                             Available        Number of        Price
                             for Grant         Shares        Per Share
                            ----------       ----------      ---------
BALANCE, JUNE 30, 1994         785,440       20,927,196      $    6.10
                            ----------       ----------      ---------
   Shares reserved           4,394,000             --             --
   Options granted          (5,119,830)       5,119,830      $   15.51
   Options terminated          441,262         (441,262)     $   10.75
   Options exercised              --         (2,303,250)     $    4.24
                            ----------       ----------      ---------
BALANCE, JUNE 30, 1995         500,872       23,302,514      $    8.31
   Shares reserved           2,950,000             --             --
   Options granted          (3,636,001)       3,636,001      $   31.50
   Options terminated          614,041         (614,041)     $   22.34
   Options exercised              --         (3,399,361)     $    5.80
                            ----------       ----------      ---------
BALANCE, JUNE 30, 1996         428,912       22,925,113      $   11.85
   Shares reserved           7,265,000             --             --
   Options granted          (4,465,943)       4,465,943      $   37.87
   Options terminated          586,483         (586,483)     $   25.39
   Options exercised              --         (4,224,233)     $    7.42
                            ----------       ----------      ---------
BALANCE, JUNE 30, 1997       3,814,452       22,580,340      $   17.28
                            ----------       ----------      ---------

At June 30, 1997, options to purchase 8,108,881 shares of common stock were exercisable (8,131,602 at June 30, 1996 and 7,451,566 at June 30, 1995).

The following table summarizes information about options outstanding at June 30, 1997:

                                Outstanding Options                  Options Exercisable
                    ------------------------------------------     -----------------------
                                   Weighted Average   Weighted                    Weighted
    Range of            Number        Remaining        Average       Number        Average
    Exercise         Outstanding     Contractual      Exercise     Exercisable    Exercise
     Prices          at 6/30/97      Life (Years)       Price      at 6/30/97       Price
---------------     ------------   ----------------   --------     -----------    --------
$ 0.38 - $ 6.56        4,652,542          3.7          $ 3.84        4,284,014      $ 3.77
$ 6.59 - $11.13        5,839,705          6.2          $ 9.03        2,339,954      $ 7.78
$11.56 - $21.50        4,809,200          7.2          $13.86        1,088,120      $13.25
$21.63 - $38.00        5,524,866          8.6          $31.02          364,262      $30.68
$38.13 - $56.75        1,754,027          9.4          $46.52           32,531      $42.72
---------------       ----------          ---          ------        ---------      ------
$ 0.38 - $56.75       22,580,340          6.7          $17.28        8,108,881      $ 7.56
===============       ==========          ===          ======        =========      ======

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Pro forma information:

Under SFAS No. 123, the Company may elect to continue to account for the grant of stock options under ABP Opinion No. 25, in which options granted with an exercise price equal to the fair market value on the date of grant are not considered compensatory and no recognition of expense is required in the Company's financial statements. Under SFAS No. 123, the Company is, however, required to provide pro forma disclosure regarding net income and earnings per share as if the Company had accounted for its employee stock options (including shares issued under the Incentive Stock Option Plan, Supplemental Plan, Employee Stock Participation Plan and Nonemployee Stock Option Plan, collectively called "options") granted subsequent to June 30, 1995, under the methodology prescribed by that statement. Since the Company has elected to account for the grant of options under APB Opinion No. 25, the following information is for disclosure purposes only and it will not affect the current or future earnings of the Company.

The valuation of options granted in fiscal 1996 and 1997 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                  Stock Option Plans    Employee Stock Participation Plan
Year ended June 30,                              1996           1997           1996           1997
                                                 ----           ----           ----           ----
Expected option holding period (in years)         4.4            4.4            0.5            0.5
Risk-free interest rate                             6%           6.4%           5.3%           5.4%
Stock price volatility                           0.47           0.47           0.47           0.47
Dividend yield                                    --             --             --             --

The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate of value, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the value of the options. The following is a summary of weighted average grant date values generated by application of the Black-Scholes model:

                                             Weighted Average Grant Date Value
Year ended June 30,                                1996           1997
                                                  ------         ------
Stock Option Plans                                $15.54         $19.67
Employee Stock Participation Plan                 $ 9.46         $11.98

As required under SFAS No. 123, the reported net income and earnings per share have been presented to reflect the impact had the Company been required to include the amortization of the Black-Scholes option value as an expense. The adjusted amounts are as follows:

Year ended June 30,                                                  1996          1997
                                                                   --------      --------
Pro forma net income adjusted for SFAS No. 123 (in thousands)      $116,249      $121,190
Pro forma net income per common and common equivalent share
   adjusted for SFAS No. 123                                       $   1.64      $   1.66

The effects of the disclosures above relate only to options granted after June 30, 1995. Therefore, the initial impact on net income recalculated under SFAS No. 123 is not likely to be representative of similar disclosures in future years as additional option grants will impact future disclosures.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8. Income Taxes:

The provision for income taxes consists of the following:

Year ended June 30,
(Amounts in thousands)        1995          1996         1997
                            --------      -------      -------
Federal
   Current                  $28,006       $58,732      $54,976
   Deferred                 (11,406)       (3,730)       4,015
State
   Current                    5,473         9,113        8,225
   Deferred                  (2,018)         (410)         595
Foreign
   Current                      894         3,407        2,750
                            -------       -------      -------
Total                       $20,949       $67,112      $70,561
                            =======       =======      =======

Pretax income from foreign operations was approximately $6.4 million, $8.1 million, and $2.0 million for the years ended June 30, 1997, 1996, and 1995 respectively.

The provision for income taxes differs from the amount computed by applying the statutory rate as follows:

Year ended June 30               1995         1996         1997
                                 -----        -----        -----
Federal statutory rate           35.0%        35.0%        35.0%
State tax, net of
   federal benefit                3.8          3.0          2.8
General business credits         (1.9)          --         (0.7)
Exempt earnings of Foreign
   Sales Corporation             (2.2)        (2.7)        (2.5)
Other                             0.3         (0.1)        (0.6)
                                 -----        -----        -----
Total                            35.0%        35.2%        34.0%
                                 =====        =====        =====


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities as of June 30, 1997 and 1996 are as follows:

(Amounts in thousands)                                    1996         1997
                                                        --------     --------
Deferred tax assets:
   Inventory valuation and reserves                     $  5,820     $  5,301
   Accrued compensation                                    3,188        5,079
   Other reserves and accruals not
     currently deductible for tax reporting               12,248       13,627
   Fixed assets cost recovery                              3,254         --
                                                        --------     --------
Total deferred tax assets                               $ 24,510     $ 24,007
                                                        ========     ========
Deferred tax liabilities-fixed assets cost recovery         --       $ (4,107)
                                                        --------     --------
Net deferred tax assets                                 $ 24,510     $ 19,900
                                                        ========     ========

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


9. Segment Information:

The Company designs, develops, manufactures and markets a broad range of linear and mixed-signal integrated circuits for the analog market, and its business falls into one industry segment. Operations of the Company's overseas subsidiaries consist primarily of sales, marketing, and distribution.

Approximately 57% of the Company's net revenues (including both U.S. export sales and direct sales from subsidiaries, noted below) were derived from customers outside of the U.S., primarily in Europe and the Pacific Rim (57% in fiscal 1996 and 49% in fiscal 1995). Pacific Rim consists primarily of Japan. Intercompany transfers between geographic areas are accounted for at prices that approximate arm's length transactions.

Information regarding geographic areas at and for the years then ended is as follows:

                                                          Geographic Area
June 30, 1995                               -------------------------------------------
(Amounts in thousands) :                    United States      Europe       Pacific Rim        Total
                                            -------------     ---------     -----------      --------
Net revenues from unaffiliated customers       $209,490       $ 33,620        $  7,710       $250,820
                                               --------       --------        --------       --------
Operating income                               $ 56,096       $   (255)       $  1,393       $ 57,234
                                               --------       --------        --------       --------
Identifiable assets                            $234,581       $ 17,405        $  4,147       $256,133
                                               --------       --------        --------       --------
Liabilities                                    $ 75,604       $  1,285        $    534       $ 77,423
                                               ========       ========        ========       ========

                                                          Geographic Area
June 30, 1995                               -------------------------------------------
(Amounts in thousands) :                    United States      Europe       Pacific Rim        Total
                                            -------------     ---------     -----------      --------
Net revenues from unaffiliated customers       $344,922        $ 57,523       $ 19,181       $421,626
                                               --------       --------        --------       --------
Operating income                               $177,975        $  4,871       $  3,044       $185,890
                                               --------       --------        --------       --------
Identifiable assets                            $373,341        $ 28,616       $ 15,837       $417,794
                                               --------       --------        --------       --------
Liabilities                                    $ 89,634        $  1,835       $    900       $ 92,369
                                               ========       ========        ========       ========

                                                          Geographic Area
June 30, 1995                               -------------------------------------------
(Amounts in thousands) :                    United States      Europe       Pacific Rim        Total
                                            -------------     ---------     -----------      --------
Net revenues from unaffiliated customers       $334,772        $ 62,634       $ 36,304       $433,710
                                               --------       --------        --------       --------
Operating income                               $192,734        $  4,039       $  2,172       $198,945
                                               --------       --------        --------       --------
Identifiable assets                            $499,064        $ 23,344       $ 33,978       $556,386
                                               --------       --------        --------       --------
Liabilities                                    $ 86,463        $  3,115       $  1,243       $ 90,821
                                               ========       ========        ========       ========

                               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Maxim Integrated Products, Inc.


We have audited the accompanying consolidated balance sheets of Maxim Integrated Products, Inc., as of June 30, 1996 and 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxim Integrated Products, Inc., at June 30, 1996 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.


                                       /s/ ERNST & YOUNG LLP


San Jose, California
August 8, 1997

SELECTED FINANCIAL DATA


(Amounts in thousands, except per share data)
Fiscal Year                           1993            1994            1995            1996            1997
                                    --------        --------        --------        --------        --------
Net revenues                        $110,184        $153,932        $250,820        $421,626        $433,710
                                    --------        --------        --------        --------        --------

Cost of goods sold                  $ 46,841        $ 64,250        $103,598        $146,253        $145,307
Gross margin %                          57.5%           58.3%           58.7%           65.3%           66.5%
                                    --------        --------        --------        --------        --------

Operating income                    $ 25,448        $ 35,574        $ 57,234        $185,890        $198,945
   % of net revenues                    23.1%           23.1%           22.8%           44.1%           45.9%
                                    --------        --------        --------        --------        --------

Net income                          $ 17,282        $ 24,082        $ 38,906        $123,345        $136,974
Income per share                    $   0.29        $   0.38        $   0.59        $   1.74        $   1.88
                                    --------        --------        --------        --------        --------
Shares used in per share
   calculation                        60,050          63,628          66,502          70,927          72,877
                                    --------        --------        --------        --------        --------

Cash, cash equivalents
   and short-term investments       $ 49,079        $ 48,430        $ 92,295        $129,253        $223,953
Working capital                     $ 64,047        $ 56,045        $ 95,978        $176,182        $291,786
Total assets                        $126,902        $178,523        $256,133        $417,794        $556,386
                                    --------        --------        --------        --------        --------
Long-term debt, less
   current portion                  $    174        $     40        $   --          $   --          $   --
                                    --------        --------        --------        --------        --------
Stockholders' equity                $ 97,336        $130,192        $178,710        $325,425        $465,565

                                                 FINANCIAL HIGHLIGHTS BY QUARTER


Unaudited
(Amounts in thousands, except per share data)


                                                    QUARTER ENDED
1997                            9/30/96        12/31/96        3/31/97         6/30/97
                             -----------     -----------     -----------     -----------
Net revenues                 $   101,000     $   104,686     $   111,005     $   117,019
Cost of goods sold           $    33,027     $    35,530     $    37,437     $    39,313
Gross margin %                      67.3%           66.1%           66.3%           66.4%
Operating income             $    46,129     $    48,646     $    51,178     $    52,992
   % of net revenues                45.7%           46.5%           46.1%           45.3%
Net income                   $    31,392     $    33,314     $    35,403     $    36,865
Income per share             $      0.45     $      0.46     $      0.48     $      0.50
Shares used in per share
   calculation                    70,384          72,422          74,375          74,326
Market price range - High    $     38.88     $     48.25     $     56.63     $     59.25
                   - Low     $     20.63     $     30.25     $     42.13     $     45.50


                                                    QUARTER ENDED
1996                            9/30/95        12/31/95        3/31/96         6/30/96
                             -----------     -----------     -----------     -----------
Net revenues                 $    96,443     $   106,182     $   109,001     $   110,000
Cost of goods sold           $    38,597     $    36,330     $    35,356     $    35,970
Gross margin %                      60.0%           65.8%           67.6%           67.3%
Operating income             $    34,777     $    47,889     $    51,441     $    51,783
   % of net revenues                36.1%           45.1%           47.2%           47.1%
Net income                   $    22,585     $    31,874     $    34,182     $    34,704
Income per share             $      0.32     $      0.45     $      0.48     $      0.49
Shares used in per share
   calculation                    70,551          70,827          71,212          71,119
Market price range - High    $     40.50     $     41.88     $     43.75     $     37.88
                   - Low     $     25.25     $     27.75     $     28.75     $     24.00

BOARD OF DIRECTORS AND CORPORATE OFFICERS


BOARD OF DIRECTORS

John F. Gifford
  Chairman of the Board, President
  and Chief Executive Officer
James R. Bergman
  Director
  General Partner of DSV Partners
Robert F. Graham
  Director
  Retired Chairman of the Board of Novellus Systems, Inc.
B. Kipling Hagopian
  Director
  Special Limited Partner of Brentwood Venture Capital
  Partner, Apple/Oaks Partners LLC
Dr. A. R. Frank Wazzan
  Director
  Dean of Engineering & Applied Sciences at University of California,
  Los Angeles


CORPORATE OFFICERS

John F. Gifford
  Chairman of the Board, President
  and Chief Executive Officer
Frederick G. Beck
  Vice President
Ziya G. Boyacigiller
  Vice President
Michael J. Byrd
  Vice President and Chief Financial Officer
Tunc Doluca
  Vice President
Richard C. Hood
  Vice President
Kenneth J. Huening
  Vice President
William N. Levin
  Vice President
Nasrollah Navid, Ph.D.
  Vice President
Pirooz Parvarandeh
  Vice President
Robert F. Scheer
  Vice President
Richard E. Slater
  Vice President and Chief Accounting Officer
Vijay Ullal
  Vice President

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

STOCK LISTING
At June 30, 1997, there were approximately 929 stockholders of record of the Company's common stock. Maxim common stock is traded on the NASDAQ National Market under the symbol MXIM. The Company has never paid cash dividends on its common stock and has no present plans to do so.

ANNUAL MEETING
The annual meeting of stockholders will be on Thursday, November 13, 1997 at 11:00 a.m. at the Company's headquarters, 120 San Gabriel Drive, Sunnyvale, California 94086.