Form 10-K, Exhibit 13
period 1998-06-27
MAXIM INTEGRATED PRODUCTS INC
filed 1998-09-24
CIK 743316

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS:

Net Revenues Maxim Integrated Products, Inc. (the Company) reported net revenues of $560.2 million in fiscal 1998, $433.7 million in fiscal 1997, and $421.6 million in fiscal 1996. The increases in net revenues for fiscal 1998 and fiscal 1997 are related primarily to higher unit shipments resulting from continued introduction of new proprietary products and increased market acceptance of the Company's proprietary and second-source products.

                                  Net Revenues
                             (dollars in millions)

                                [GRAPH TO COME]

Approximately 56% of the Company's fiscal 1998 net revenues was derived from customers outside the U.S., primarily in Europe and the Pacific Rim (57% for both fiscal 1997 and 1996). While a majority of the Company's sales are denominated in U.S. dollars, the Company enters into foreign currency forward contracts to mitigate its risk on firm commitments and net monetary assets denominated in foreign currencies; as a result, the impact of changes in foreign exchange rates on revenues and the Company's results of operations for 1998 was minimal.

Gross Margin The Company's gross margin as a percentage of net revenues was 67.2%, 66.5%, and 65.3% in fiscal 1998, 1997, and 1996, respectively. The continued improvements in gross margin are principally due to production efficiencies obtained through economies of scale offset to some extent by a $10.5 million increase in inventory reserves and $8.2 million in charges related to equipment writedowns in fiscal 1998.

                                  Gross Margin
                          (percentage of net revenues)

                                [GRAPH TO COME]

Research and Development The Company is continuously working to introduce new products through its research and development efforts. Research and development expenses were 12.9%, 11.8%, and 11.3% of net revenues in fiscal 1998, 1997, and 1996, respectively. The increase in research and development expenses as a percentage of net revenues was due to continued investments in new product development efforts and $3.1 million in charges related to equipment writedowns in fiscal 1998.

                             Research & Development
                             (dollars in millions)

                                [GRAPH TO COME]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


                       Selling, General & Administrative
                             (dollars in millions)

                                [GRAPH TO COME]

Selling, General and Administrative   Selling, general and administrative
expenses were 8.8%, 8.8%, and 9.9% of net revenues in fiscal 1998, 1997, and 1996, respectively. Selling, general and administrative expenses increased in absolute dollars as a result of increased headcount and related expenses primarily associated with the Company's direct sales efforts, and $1.0 million in charges related to equipment writedowns in fiscal 1998. Selling, general and administrative expenses decreased in absolute dollars in fiscal 1997 from fiscal 1996 as a result of savings realized through the establishment of a direct sales force in the United States during the latter half of fiscal 1996.

Interest Income, Net Interest income, net increased to $14.9 million in fiscal 1998 from $8.6 million in fiscal 1997 and $4.6 million in fiscal 1996, primarily due to higher levels of invested cash, cash equivalents, and short-term investments. The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment portfolio. The Company does not use derivative financial instruments in its investment portfolio. Under its investment policy, the Company invests exclusively in U.S. Treasury and Federal Agency debt securities with a maturity of one year or less. Investments mature at frequent intervals during the year, at which time the funds are available for use in the business, or for reinvestment, as cash demands dictate. This policy is intended to reduce default risk, market risk, and reinvestment risk. The fair value of the Company's investment portfolio or related interest income would not be significantly impacted by a material change in interest rates, due to the short-term nature of the Company's investment portfolio. At June 27, 1998, the Company's investment portfolio had an expected weighted average return of 5.5% and a weighted maturity of 219 days.

Provision for Income Taxes The effective tax rate was 34% for both fiscal 1998 and 1997, and 35% for fiscal 1996. The decrease in the effective tax rate from fiscal 1996 was primarily due to restoration of the Federal Research and Development Tax Credit and the California Manufacturers' Investment Credit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


OUTLOOK:

Both end-market bookings and net bookings on the Company were lower in the last quarter of fiscal 1998 than in prior quarters during the year. These lower booking levels reflected softer demand for the Company's products in the United States, Europe, and the Pacific Rim and changes made in the Company's U.S. distribution channels.

At the end of the fourth quarter of fiscal 1998, backlog shippable within the next twelve months was $181 million. Because the Company's backlog of orders at any point is not necessarily based on firm, noncancelable orders, and because the Company's customers do in fact routinely cancel orders for their own convenience with little notice, opening backlog has limited value as a predictor of future revenues.

The Company's ability to increase its revenues and earnings in the first quarter of fiscal 1999 and beyond depends on resumption of bookings growth.

FINANCIAL CONDITION:

Overview Total assets grew to $769.5 million at the end of fiscal 1998, up from $556.4 million at the end of fiscal 1997. The increase is primarily due to favorable operating results for the year. Accounts receivable increased to $101.9 million at the end of fiscal 1998 from $91.6 million at the end of fiscal 1997, primarily due to an overall increase in sales volume and an increase in direct sales to international OEM customers, which generally have longer payment cycles. Inventory increased to $44.7 million at the end of fiscal 1998 from $36.8 million at the end of fiscal 1997, due to higher manufacturing production levels to support the Company's higher revenue levels.

Liquidity and Capital Resources The Company's primary source of funds for fiscal 1998, 1997, and 1996 has been from net cash generated from operating activities of approximately $295.5 million, $187.1 million, and $119.5 million, respectively. In addition, the Company received approximately $37.2 million, $31.2 million, and $19.7 million of proceeds from the exercises of stock options during fiscal 1998, 1997, and 1996, respectively.

                            Cash, Cash Equivalents &
                             Short-Term Investments
                             (dollars in millions)

                                [GRAPH TO COME]

Another source of cash from the Company's option programs is the tax deductions that arise from exercise of options. These tax benefits amounted to $74.3 million, $52.4 million, and $32.7 million in fiscal 1998, 1997, and 1996, respectively. It has been the Company's policy

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


to reduce the dilution effect from stock options by repurchasing its common stock from time to time in amounts based on estimates of proceeds from future stock option exercises and of tax benefits related to such exercises. The Company plans to continue this policy and, at management's discretion, may repurchase its common stocks in amounts significantly in excess of such estimates.

The principal uses of funds for fiscal 1998, 1997, and 1996 were repurchases of $123.1 million, $80.7 million, and $27.4 million of the Company's common stock, and purchases of property, plant and equipment of $109.4 million, $44.2 million, and $75.1 million, respectively. In fiscal 1998, $42.0 million of the $109.4 million in capital purchases was for a sub-micron wafer fabrication facility located in San Jose, California.

As of June 27, 1998, the Company's available funds consisted of approximately $322.9 million in cash, cash equivalents, and short term U.S. Treasury and Federal Agency debt securities.

The Company anticipates that the available funds and cash generated from operations will be sufficient to meet cash and working capital requirements, including its anticipated level of capital equipment expenditures, through the end of fiscal 1999.

YEAR 2000 ISSUE:

As a result of certain computer programs being written using two digits rather than four to define the applicable year, any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000 (the "Year 2000 Issue"). This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.

The Company is in the process of evaluating the modifications to both new and existing software and hardware required to mitigate the Year 2000 Issue. The Company has also initiated formal communications with its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to minimize their own Year 2000 Issue. The Company expects to have any required modifications completed prior to December 31, 1999. However, if such modifications are not made, or are not completed in a timely fashion, the Year 2000 Issue could have a material impact on the operations of the Company. In addition, there can be no assurance that the systems of other companies on which the Company's systems rely will be timely converted, or that a failure to convert by another company, or a conversion that is incompatible with the Company's systems, would not have a material adverse effect on the Company. The Company currently has no contingency plan in the event it or third parties are unable to complete system modification to address the Year 2000 Issue. Costs incurred through June 27, 1998, addressing the Year 2000 Issue have been minimal. While the Company has not fully completed the evaluation of its Year 2000 Issue, it does not anticipate that the future cost of these efforts will be material.

The date on which the Company plans to complete any necessary Year 2000 modifications is based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans, and other factors. However, there can be no assurance that these estimates will be achieved, and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and similar uncertainties.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


FORWARD-LOOKING INFORMATION:

Forward-looking statements in this Annual Report, including this Management's Discussion and Analysis section, involve risk and uncertainty. There are numerous factors that could cause the Company's actual results to differ materially from results predicted or implied. Important factors affecting the Company's ability to achieve future revenue growth include whether, and the extent to which, demand for the Company's products increases and reflects real end-user demand; whether customer cancellations and delays of outstanding orders increase; and whether the Company is able to manufacture in a correct mix to respond to orders on hand and new orders received in the future; whether the Company is able to achieve its new product development and introduction goals, including, without limitation, goals for recruiting, retaining, training, and motivating engineers, particularly design engineers, and goals for conceiving and introducing timely new products that are well received in the marketplace; and whether the Company is able to successfully commercialize its new technologies, such as its new second-generation high frequency technologies, that it has been investing in by designing and introducing new products based on these new technologies.

Other important factors that could cause actual results to differ materially from those predicted include overall economic conditions, such as the currency and other economic issues affecting Asian countries; demand for electronic products and semiconductors generally; demand for the end-user products for which the Company's semiconductors are suited; timely availability of raw material, equipment, supplies and services; unanticipated manufacturing problems; technological and product development risks; competitors' actions; and other risk factors described in the Company's filings with the Securities and Exchange Commission.

All forward-looking statements included in this document are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

                                                     CONSOLIDATED BALANCE SHEETS


-------------------------------------------------------------------------------------------------
(Amounts in thousands, except share data)                        JUNE 27, 1998      June 30, 1997
-------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                        $  16,739         $  18,562
   Short-term investments                                             306,209           205,391
-------------------------------------------------------------------------------------------------
                  Total cash, cash equivalents and
                    short-term investments                            322,948           223,953
-------------------------------------------------------------------------------------------------
   Accounts receivable (net of allowance for doubtful
     accounts of $1,892 in 1998 and $1,344 in 1997)                   101,921            91,642
   Inventories                                                         44,707            36,833
   Deferred income taxes                                               34,400            21,500
   Other current assets                                                 4,039             3,079
-------------------------------------------------------------------------------------------------
                  Total current assets                                508,015           377,007
-------------------------------------------------------------------------------------------------
Property, plant and equipment, at cost, less
   accumulated depreciation                                           255,453           174,508
Other assets                                                            6,024             4,871
-------------------------------------------------------------------------------------------------
                  Total assets                                      $ 769,492         $ 556,386
-------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
-------------------------------------------------------------------------------------------------
Current liabilities:
   Accounts payable                                                 $  35,169         $  25,249
   Income taxes payable                                                27,412            10,916
   Accrued salaries                                                    21,421            16,408
   Accrued expenses                                                    22,604            16,312
   Deferred income on shipments to distributors                        23,686            16,336
-------------------------------------------------------------------------------------------------
                  Total current liabilities                           130,292            85,221
-------------------------------------------------------------------------------------------------
Other liabilities                                                       4,000             4,000
Deferred income taxes                                                   4,200             1,600
Commitments and contingencies
-------------------------------------------------------------------------------------------------
Stockholders' equity:
   Preferred stock, $0.001 par value;
     Authorized:  2,000,000 shares;
     Issued and outstanding:  none                                         --                --
   Common stock, $0.001 par value;
     Authorized:  240,000,000 shares;
     Issued and outstanding:  130,752,346 in 1998
        and 127,458,504 in 1997                                           131               127
   Additional paid-in capital                                          81,118            92,774
   Retained earnings                                                  551,914           373,770
   Translation adjustment                                              (2,163)           (1,106)
-------------------------------------------------------------------------------------------------
                  Total stockholders' equity                          631,000           465,565
-------------------------------------------------------------------------------------------------
                  Total liabilities and stockholders' equity        $ 769,492         $ 556,386
-------------------------------------------------------------------------------------------------

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF INCOME

-------------------------------------------------------------------------------------------------------
(Amounts in thousands, except per share data)
For the years ended                                      JUNE 27, 1998    June 30, 1997   June 30, 1996
-------------------------------------------------------------------------------------------------------
Net revenues                                                 $560,220        $433,710        $421,626
Cost of goods sold                                            183,724         145,307         146,253
-------------------------------------------------------------------------------------------------------
            Gross margin                                      376,496         288,403         275,373
-------------------------------------------------------------------------------------------------------
Operating expenses:
  Research and development                                     72,204          51,264          47,532
  Selling, general and administrative                          49,256          38,194          41,951
-------------------------------------------------------------------------------------------------------
            Total operating expenses                          121,460          89,458          89,483
-------------------------------------------------------------------------------------------------------
            Operating income                                  255,036         198,945         185,890
Interest income, net                                           14,879           8,590           4,567
-------------------------------------------------------------------------------------------------------
            Income before provision
               for income taxes                               269,915         207,535         190,457
Provision for income taxes                                     91,771          70,561          67,112
-------------------------------------------------------------------------------------------------------
            Net income                                       $178,144        $136,974        $123,345
-------------------------------------------------------------------------------------------------------
Earnings per share:
            Basic                                            $   1.37        $   1.09        $   1.03
            Diluted                                          $   1.18        $   0.94        $   0.87
-------------------------------------------------------------------------------------------------------
Shares used in the calculation of earnings per share:
            Basic                                             129,838         125,430         120,204
            Diluted                                           150,661         145,754         141,854
-------------------------------------------------------------------------------------------------------

See accompanying notes to Consolidated Financial Statements.

                                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

----------------------------------------------------------------------------------------------------------------------------------
                                                    Common Stock           Additional
                                              --------------------------     Paid-In       Retained     Translation
(Amounts in thousands, except share data)        Shares       Par Value      Capital       Earnings      Adjustment       Total
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1995                        117,746,316       $ 118       $  64,838       $113,451      $   303       $ 178,710
Exercise of stock options under
   the Stock Option and Purchase
   Plans                                        6,798,722           7          19,673             --           --          19,680
Repurchase of common stock                     (1,654,000)         (2)        (27,369)            --           --         (27,371)
Tax benefit on exercise of
   non-qualified stock options
   and disqualifying dispositions
   under stock plans                                   --          --          32,736             --           --          32,736
Translation adjustment                                 --          --              --             --       (1,675)         (1,675)
Net income                                             --          --              --        123,345           --         123,345
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1996                        122,891,038         123          89,878        236,796       (1,372)        325,425
Exercise of stock options under
   the Stock Option and
   Purchase Plans                               8,448,466           8          31,200             --           --          31,208
Repurchase of common stock                     (3,881,000)         (4)        (80,701)            --           --         (80,705)
Tax benefit on exercise of
   non-qualified stock options
   and disqualifying
   dispositions under stock
   plans                                               --          --          52,397             --           --          52,397
Translation adjustment                                 --          --              --             --          266             266
Net income                                             --          --              --        136,974           --         136,974
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1997                        127,458,504         127          92,774        373,770       (1,106)        465,565
Exercise of stock options under
   the Stock Option and Purchase
   Plans                                        6,939,982           7          37,222             --           --          37,229
Repurchase of common stock and
   other                                       (3,646,140)         (3)       (123,131)            --           --        (123,134)
Tax benefit on exercise of
   non-qualified stock options
   and disqualifying dispositions
   under stock plans                                   --          --          74,253             --           --          74,253
Translation adjustment                                 --          --              --             --       (1,057)         (1,057)
Net income                                             --          --              --        178,144           --         178,144
----------------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 27, 1998                        130,752,346       $ 131       $  81,118       $551,914      $(2,163)      $ 631,000
----------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows

------------------------------------------------------------------------------------------------------------
(Amounts in thousands)
Increase (decrease) in cash and cash equivalents
For the years ended                                      June 27, 1998      June 30, 1997     June 30, 1996
------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                  $ 178,144         $ 136,974         $ 123,345
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation, amortization, and other                        15,082            17,013            12,899
  Reduction of equipment value                                 12,342                --             1,344
  Changes in assets and liabilities:
     Accounts receivable                                      (10,279)          (10,978)          (52,950)
     Inventories                                               (7,874)           (6,362)          (11,366)
     Other current assets                                        (960)              409            (2,279)
     Accounts payable                                           9,920            (4,489)            4,953
     Income taxes payable                                      90,749            43,990            50,254
     Deferred income taxes                                    (10,300)              775            (4,755)
     Deferred income on shipments to distributors               7,350             1,805             7,020
     All other accrued liabilities                             11,305             7,943            (8,926)
------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                     295,479           187,080           119,539
------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
  Additions to property, plant and equipment, net            (109,426)          (44,187)          (75,061)
  Other non-current assets                                     (1,153)            1,304               211
  Purchase of held-to-maturity securities                          --           (24,313)         (137,882)
  Purchases of available-for-sale securities                 (384,305)         (239,437)               --
  Proceeds from maturities of held-to-maturity
     securities                                                 5,800            95,122           106,241
  Proceeds from sales/maturities of available-for-
     sale securities                                          277,687            32,207                --
------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                        (211,397)         (179,304)         (106,491)
------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
  Issuance of common stock                                     37,229            31,208            19,680
  Principal payments on capital lease obligations                  --                --               (40)
  Repurchase of common stock, and other                      (123,134)          (80,705)          (27,371)
------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                         (85,905)          (49,497)           (7,731)
------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents           (1,823)          (41,721)            5,317
Cash and cash equivalents:
  Beginning of year                                            18,562            60,283            54,966
------------------------------------------------------------------------------------------------------------
  End of year                                               $  16,739         $  18,562         $  60,283
------------------------------------------------------------------------------------------------------------

Supplemental disclosures of cash flow information:
Cash paid during the year for:
------------------------------------------------------------------------------------------------------------
  Income taxes                                              $   8,293         $  19,967         $  19,381
------------------------------------------------------------------------------------------------------------

See accompanying notes to Consolidated Financial Statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations:

Maxim Integrated Products, Inc. (the Company) designs, develops, manufactures, and markets linear and mixed-signal integrated circuits. Products include data converters, interface circuits, microprocessor supervisors, operational amplifiers, power supplies, multiplexers, switches, battery chargers, battery management circuits, RF circuits, fiber optic transceivers, and voltage references. Maxim Integrated Products, Inc., is a global company with manufacturing facilities in the United States, testing facilities in the Philippines, and sales offices throughout the world. The Company's products are sold to customers in numerous markets, including data processing, telecommunications, networking, industrial control, instrumentation, and military markets.

2. Summary of Significant Accounting Policies:

Basis of presentation:

The consolidated financial statements include the accounts of Maxim Integrated Products, Inc., and all of its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated. Effective July 1, 1997, the Company adopted a 52-to-53-week fiscal year that ends on the last Saturday in June, and in which each accounting quarter will end on the last Saturday of the quarter.

Cash equivalents and short-term investments:

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments consist of U.S. Treasury and Federal Agency debt securities with original maturities beyond three months and within one year.

Securities designated as held-to-maturity are carried at amortized cost which approximates market value. The original cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on held-to-maturity securities are included in interest income. Securities identified as available-for-sale are carried at fair market value based on market quotes. Unrealized gains and losses, net of tax, on securities in this category are reportable as a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method. Interest earned on securities is included in interest income.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Property, plant and equipment:

Property, plant and equipment are stated at cost and depreciation is computed on the straight line method over estimated useful lives of 1 to 40 years. Leased machinery and equipment and leasehold improvements are amortized over the lesser of their useful lives or the remaining term of the related lease.

The Company evaluates property, plant and equipment in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of."

Revenue recognition:

Revenue from product sales direct to customers is generally recognized upon shipment. A portion of the Company's sales are made to domestic distributors under agreements which provide for certain price rebates and limited product return privileges. As a result, the Company defers recognition of such sales until the merchandise is sold by the domestic distributors.

Foreign currency translation and remeasurement:

For foreign operations with the local currency as the functional currency, assets and liabilities are translated at year-end exchange rates, and statements of operations are translated at the average exchange rates during the year. Exchange gains or losses arising from the translation of foreign currency denominated assets and liabilities are included as a component of stockholders' equity.

For foreign operations with the U.S. dollar as the functional currency, monetary assets and liabilities are remeasured at the year-end exchange rates. Certain non-monetary assets and liabilities are remeasured using historical rates. Statements of operations are remeasured at the average exchange rates during the year. Net gains and losses from foreign currency remeasurements have been minimal and are included in selling, general and administrative expenses.

Employee stock plans:

The Company accounts for its stock option and employee stock purchase plans in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board released the Statement of Financial Accounting Standard No. 123 (SFAS 123), "Accounting for Stock Based Compensation." SFAS 123 provides an alternative to APB 25 and is effective beginning fiscal year 1997. The Company has elected to continue to account for its employee stock plans in accordance with the provisions of APB 25. The Company has provided additional pro forma disclosures as required under SFAS 123 in Note 7.

Earnings per share:

In the second quarter of fiscal 1998, the Company adopted Statement of Financial Accounting Standard No. 128 (SFAS 128), "Earnings Per Share." SFAS 128 requires dual presentation of basic earnings per share (EPS) and diluted EPS. All prior periods have been restated. Basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share incorporates the incremental shares issuable upon the assumed exercise of stock options and other convertible securities. Diluted earnings per share does not differ from the Company's previously reported earnings per common and common equivalent share.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

New accounting pronouncements:

The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (SFAS) 130, "Reporting Comprehensive Income," and SFAS 131, "Disclosures About Segments of an Enterprise and Related Information." Statement 130 establishes new rules for the reporting and display of comprehensive income and its components. Statement 131 establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas, and major customers. These standards will be effective for fiscal year 1999. Adoption of these standards will only impact the form and content of the Company's financial statement disclosures.

In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and for Hedging Activities." Statement 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. Statement 133 is effective for fiscal year 2000.

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

Concentration of credit risk:

Due to the Company's credit evaluation and collection process, bad debt expenses have been insignificant. Credit risk with respect to trade receivables is limited because a large number of geographically diverse customers make up the Company's customer base, thus spreading the credit risk. While a significant portion of the Company's revenues are made through domestic and international distributors, no single customer has accounted for greater than 10% of net revenues in the last three fiscal years.

The Company places its investments with government entities and high credit quality financial institutions and limits the amount of credit exposure to any one financial institution.

Stock Split:

On December 5, 1997, the Company effected a two-for-one stock split in the form of a stock dividend, thereby doubling the number of outstanding shares of common stock. All share, per share, common stock, and stock option amounts for the prior periods have been adjusted to reflect the split.

Concentration of other risks:

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures, and cyclical market patterns. The Company's results of operations are affected by a wide variety of factors, including general economic conditions, both at home and abroad, economic conditions specific to the semiconductor industry and to the analog portion of that industry, demand for the Company's products, the

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

timely introduction of new products, implementation of new manufacturing technologies, the ability to manufacture efficiently, the ability to safeguard patents and intellectual property in a rapidly evolving market, and reliance on assembly and wafer fabrication subcontractors and on independent distributors and sales representatives. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

3. Financial Instruments:

Investments:

Short-term investments in held-to-maturity and available-for-sale securities are as follows:

----------------------------------------------------------------------------------------------------
(Amounts in thousands)                                                 June 27, 1998   June 30, 1997
----------------------------------------------------------------------------------------------------
U.S. Treasury held-to-maturity securities at cost                        $     --        $  5,753
U.S. Treasury available-for-sale securities at market value               147,880         199,638
Federal Agency Debt available-for-sale securities at market value         158,329              --
----------------------------------------------------------------------------------------------------
                                                                         $306,209        $205,391
----------------------------------------------------------------------------------------------------

Due to short maturity terms and relative price insensitivity to market interest rates, amortized cost approximates fair market value, and no unrealized gains or losses have been recorded at June 27, 1998 and June 30, 1997. Fair market values are calculated based upon prevailing market quotes at the end of each fiscal year. Gross realized gains or losses for the fiscal years ended June 1998, 1997, and 1996 were immaterial.

Foreign Exchange Contracts:

At June 27, 1998, the Company held forward exchange contracts, all having maturities of less than one year, to exchange various foreign currencies for U.S. dollars in the amount of $52.5 million. Gains and losses related to these contracts are deferred and matched with the overall gains or losses from the underlying transactions. The table below summarizes, by currency, the notional amounts of the Company's forward exchange contracts and net unrealized gain or loss at June 27, 1998 and June 30, 1997. The net unrealized gain or loss approximates carrying value of these contracts.

                                    1998                        1997
                            ----------------------------------------------------
                            Notional     Unrealized      Notional    Unrealized
(Amounts in thousands)       Amounts     Gain/(Loss)      Amounts    Gain/(Loss)
--------------------------------------------------------------------------------
Currency:
   Japanese Yen              $33,158       $2,162         $46,404      $  84
   British Pound Sterling      6,463          (37)          7,920       (276)
   German Mark                 8,870           77           7,307        290
   French Franc                3,982           (1)          2,881        134
--------------------------------------------------------------------------------
                             $52,473       $2,201         $64,512       $232
--------------------------------------------------------------------------------

The net unrealized gain is potentially subject to credit risk as it represents appreciation of the hedge position over spot exchange rates at year end. The Company controls credit risk through credit approvals and monitoring procedures.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Inventories:

The components of inventories were:

(Amounts in thousands)                          June 27, 1998       June 30,1997
--------------------------------------------------------------------------------
Raw materials                                      $ 4,826             $ 5,058
Work-in-process                                     29,575              22,349
Finished goods                                      10,306               9,426
--------------------------------------------------------------------------------
                                                   $44,707             $36,833
--------------------------------------------------------------------------------

5. PROPERTY, PLANT AND EQUIPMENT:

Property, plant and equipment consists of:

(Amounts in thousands)                         June 27, 1998         June 30,1997
---------------------------------------------------------------------------------
Land                                             $  26,817            $  16,817
Buildings                                           47,923               28,899
Building improvements                               33,082               19,126
Machinery and equipment                            231,380              176,767
---------------------------------------------------------------------------------
                                                   339,202              241,609
---------------------------------------------------------------------------------
Less accumulated depreciation
  and amortization                                 (83,749)             (67,101)
---------------------------------------------------------------------------------
                                                 $ 255,453            $ 174,508
---------------------------------------------------------------------------------

During fiscal 1998, the Company recorded charges of $12.3 million to reduce the carrying value of certain pieces of capital equipment, of which $8.2 million was charged to cost of goods sold, $3.1 million was charged to research and development expenses, and $1.0 million was charged to selling, general and administrative expenses.

6. Commitments and Contingencies:

The Company is a defendant in a patent infringement lawsuit that alleges that certain of the Company's products infringe a United States patent owned by the plaintiff in the lawsuit. The lawsuit is in the discovery phase, with a jury trial on the issues of liability and willfulness likely to occur late in 1999. In addition, the Company is subject to other legal proceedings and claims that arise in the normal course of its business. The Company does not believe that the ultimate outcome of these matters will have a material adverse effect on the financial position of the Company.

The Company leases certain facilities, including a wafer fabrication facility for which the lease expires in November 2003. Under that lease, the Company has a five-year lease extension option and is responsible for maintenance, taxes, and insurance on the facility.

Future annual minimum lease payments for all leased facilities are as follows:

Fiscal Year ending                                        (Amounts in thousands)
--------------------------------------------------------------------------------
     1999                                                         $1,207
     2000                                                          1,063
     2001                                                            770
     2002                                                            643
     2003                                                            643
     2004-2009                                                       941
--------------------------------------------------------------------------------
                                                                  $5,267
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Rent expense was approximately $1.4 million, $1.4 million and $1.3 million, in fiscal 1998, 1997, and 1996, respectively.

7. Stockholders' Equity:

Stock option and purchase plans:

At June 27, 1998, the Company has reserved a total of 45,849,602 of its common shares for issuance to employees and certain others under its 1996 Stock Incentive Plan, 1987 Supplemental Stock Option Plan, 1983 Incentive Stock Option Plan, 1987 Employee Stock Participation Plan, 1988 Nonemployee Director Stock Option Plan, and Supplemental Nonemployee Stock Option Plan. Under the plans, options are generally granted at a price not less than fair market value as determined by the Board at the date of grant. Subject to certain limitations, the Board has authority to make grants at prices less than fair market value. Options granted under the stock option plans described above generally vest within 5 years and expire from 5 to 10 years from the date of the grant or such shorter term as may be provided in the agreement. Under the 1987 Employee Stock Participation Plan, employees of the Company may purchase shares of common stock at a price not less than the lesser of 85% of the fair market value of the stock on the date the purchase right is granted or the date the right is exercised. During fiscal 1998, the Company received $74,253,000 of tax benefit on the exercise of nonqualified stock options and on disqualifying dispositions under stock plans ($52,397,000 in fiscal 1997 and $32,736,000 in fiscal 1996).

Information with respect to activity under the stock option plans is set forth below:

                                                       Outstanding Options
                                                  ------------------------------
                                 Shares                          Weighted Average
                                Available          Number of          Price
                                for Grant            Shares         Per Share
--------------------------------------------------------------------------------
Balance, June 30, 1995          1,001,744          46,605,028         $ 4.16
   Shares reserved              5,900,000                  --             --
   Options granted             (7,272,002)          7,272,002         $15.75
   Options terminated           1,228,082          (1,228,082)        $11.17
   Options exercised                   --          (6,798,722)        $ 2.90
--------------------------------------------------------------------------------
Balance, June 30, 1996            857,824          45,850,226         $ 5.93
   Shares reserved             14,530,000                  --             --
   Options granted             (8,931,886)          8,931,886         $18.94
   Options terminated           1,172,966          (1,172,966)        $12.70
   Options exercised                   --          (8,448,466)        $ 3.71
--------------------------------------------------------------------------------
Balance, June 30, 1997          7,628,904          45,160,680         $ 8.64
   Options granted             (7,883,730)          7,883,730         $31.13
   Options terminated           1,408,924          (1,408,924)        $15.14
   Options exercised                   --          (6,939,982)        $ 5.36
--------------------------------------------------------------------------------
Balance, June 27, 1998          1,154,098          44,695,504         $12.97
--------------------------------------------------------------------------------

At June 27, 1998, options to purchase 17,308,790 shares of common stock were exercisable (options exercisable at June 30, 1997 and 1996 were 16,217,762 and 16,263,204, respectively).

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about options outstanding at June 27, 1998:

                                Outstanding Options                       Options Exercisable
                   ---------------------------------------------     ----------------------------
                                  Weighted Average      Weighted                         Weighted
   Range of           Number         Remaining          Average          Number          Average
   Exercise        Outstanding at   Contractual         Exercise     Exercisable at      Exercise
    Prices         June 27, 1998    Life (Years)         Price       June 27, 1998         Price
-------------------------------------------------------------------------------------------------
$ 0.80-$ 4.45         9,808,590         3.7              $ 2.19         9,118,534         $ 2.11
$ 4.84-$ 7.25        10,321,507         5.9              $ 5.99         4,519,621         $ 5.86
$ 7.47-$15.27         9,728,135         6.7              $12.12         2,552,149         $ 9.55
$15.31-$29.06        10,426,752         8.5              $22.88           985,900         $19.52
$29.25-$38.50         4,410,520         9.3              $33.23           132,586         $32.88
-------------------------------------------------------------------------------------------------
$ 0.80-$38.50        44,695,504         6.5              $12.97        17,308,790         $ 5.55
-------------------------------------------------------------------------------------------------

Pro forma information:

Under SFAS 123, the Company may elect to continue to account for the grant of stock options under APB Opinion 25, in which options granted with an exercise price equal to the fair market value on the date of grant do not require recognition of expense in the Company's financial statements. Under SFAS 123, the Company is, however, required to provide pro forma disclosure regarding net income and earnings per share as if the Company had accounted for its employee stock options (including shares issued under the 1996 Stock Incentive Plan, 1987 Supplemental Stock Option Plan, 1998 Nonemployee Director Stock Option Plan, and Supplemental Nonemployee Stock Option Plan, collectively called "options") granted subsequent to June 30, 1995, under the methodology prescribed by that statement. Since the Company has elected to account for the grant of options under APB Opinion No. 25, the following information is for disclosure purposes only and it will not affect the current or future earnings of the Company.

The valuation of options granted in fiscal 1998, 1997, and 1996 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                           Stock Option Plans               Employee Stock Participation Plan
Year ended June                                    1998          1997          1996          1998          1997          1996
-----------------------------------------------------------------------------------------------------------------------------
Expected option holding period (in years)           4.0           4.4           4.4           0.5           0.5           0.5
Risk-free interest rate                             6.0%          6.4%          6.0%          5.3%          5.4%          5.3%
Stock price volatility                             0.48          0.47          0.47          0.48          0.47          0.47
Dividend yield                                       --            --            --            --            --            --
-----------------------------------------------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

                                              Weighted Average Grant Date Value
Year ended June                                1998          1997          1996
--------------------------------------------------------------------------------
Stock Option Plans                            $14.59        $ 9.83        $ 7.77
Employee Stock Participation Plan             $ 7.12        $ 5.99        $ 4.73
--------------------------------------------------------------------------------

As required under SFAS 123, the reported net income and earnings per share have been presented to reflect the impact had the Company been required to include the amortization of the Black-Scholes option value as an expense. The adjusted amounts are as follows:

Year ended June                                                  1998          1997          1996
---------------------------------------------------------------------------------------------------
Pro forma net income adjusted for SFAS 123 (in thousands)      $145,204      $121,190      $116,249
Pro forma diluted earnings per share
  adjusted for SFAS 123                                        $   0.96      $   0.83      $   0.82
---------------------------------------------------------------------------------------------------

The effects of the disclosures above relate only to options granted after June 30, 1995. Therefore, the impact on net income recalculated under SFAS 123 is not likely to be representative of similar disclosures in future years as additional option grants will impact future disclosures.

8. Earnings Per Share:

Under SFAS 128, the Company provides dual presentation of EPS on a basic and diluted basis. The Company's granting of certain stock options resulted in potential dilution of basic EPS. The following summarizes the effect of the assumed issuance of dilutive securities on weighted average shares for basic EPS.

The number of incremental shares from the assumed issuance of stock options is calculated applying the treasury stock method.

(Amounts in thousands)
Year ended June                                   1998          1997          1996
------------------------------------------------------------------------------------
Numerator for basic earnings per share
 and diluted earnings per share
  Net Income                                    $178,144      $136,974      $123,345
------------------------------------------------------------------------------------
Denominator for basic earnings per share         129,838       125,430       120,204
  Effect of dilutive securities:
    Stock options and warrants                    20,823        20,324        21,650
                                                ------------------------------------
Denominator for diluted earnings per share       150,661       145,754       141,854
------------------------------------------------------------------------------------
Earnings per share:
  Basic                                         $   1.37      $   1.09      $   1.03
  Diluted                                       $   1.18      $   0.94      $   0.87
------------------------------------------------------------------------------------

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Income Taxes:

The provision for income taxes consists of the following:
(Amounts in thousands)

Year ended June                        1998             1997             1996
--------------------------------------------------------------------------------
Federal
   Current                           $ 87,461          $54,976         $ 58,732
   Deferred                            (9,200)           4,015           (3,730)
State
   Current                              9,305            8,225            9,113
   Deferred                            (1,100)             595             (410)
Foreign
   Current                              5,305            2,750            3,407
--------------------------------------------------------------------------------
                                     $ 91,771          $70,561         $ 67,112
--------------------------------------------------------------------------------

Pretax income from foreign operations was approximately $18.0 million, $6.4 million, and $8.1 million, for the years ended June 27, 1998 and June 30, 1997 and 1996, respectively.

The Company enjoys a tax holiday with respect to its operations in Cavite, Philippines, which will expire in fiscal 2002. The impact of this holiday was to increase net income by approximately $1,274,000 ($0.01 diluted earnings per share) during fiscal 1998. At June 27, 1998, accumulated pretax earnings of approximately $3,747,000 are intended to be permanently reinvested outside the United States, and no federal tax has been provided on these earnings.

The provision for income taxes differs from the amount computed by applying the statutory rate as follows:

Year ended June                           1998            1997            1996
--------------------------------------------------------------------------------
Federal statutory rate                    35.0%           35.0%           35.0%
State tax, net of
   federal benefit                         2.0             2.8             3.0
General business credits                  (1.0)           (0.7)             --
Exempt earnings of Foreign
   Sales Corporation                      (2.0)           (2.5)           (2.7)
Other                                       --            (0.6)           (0.1)
--------------------------------------------------------------------------------
                                          34.0%           34.0%           35.2%
--------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities as of June 27, 1998 and June 30, 1997 are as follows:

(Amounts in thousands)                                   1998             1997
--------------------------------------------------------------------------------
Deferred tax assets:
  Inventory valuation and reserves                    $  8,958         $  5,301
  Distributor related accruals                           8,943            6,296
  Accrued compensation                                   4,783            5,079
  Other reserves and accruals not
   currently deductible for tax reporting               13,502            7,331
--------------------------------------------------------------------------------
Total deferred tax assets                               36,186           24,007
--------------------------------------------------------------------------------
Deferred tax liabilities-fixed assets
  cost recovery                                         (5,986)          (4,107)
--------------------------------------------------------------------------------
Net deferred tax assets                               $ 30,200         $ 19,900
--------------------------------------------------------------------------------

10. Segment Information:

The Company designs, develops, manufactures and markets a broad range of linear and mixed-signal integrated circuits for the analog market, and its business falls into one industry segment. Operations of the Company`s overseas subsidiaries consist primarily of a test facility and sales, marketing, and distribution centers.

During fiscal 1998, approximately 56% of the Company`s net revenues (including both U.S. export sales and direct sales from foreign subsidiaries) were derived from customers outside of the U.S., primarily in Europe and the Pacific Rim, as compared to 57% of net revenues in fiscal 1997 and fiscal 1996. Pacific Rim consists primarily of Japan. Intercompany transfers between geographic areas are accounted for at prices that approximate arm's length transactions.

Information regarding geographic areas at and for the years then ended is as follows:

June 27, 1998                                               Geographic Area
                                              ------------------------------------------
(Amounts in thousands)                        United States     Europe       Pacific Rim       Total
------------------------------------------------------------------------------------------------------
Net revenues from unaffiliated customers        $420,374        $85,864        $53,982        $560,220
------------------------------------------------------------------------------------------------------
Operating income                                $237,221        $ 8,861        $ 8,954        $255,036
------------------------------------------------------------------------------------------------------
Identifiable assets                             $704,594        $28,675        $36,223        $769,492
------------------------------------------------------------------------------------------------------
Liabilities                                     $131,067        $ 4,593        $ 2,832        $138,492
------------------------------------------------------------------------------------------------------

June 30, 1997                                               Geographic Area
                                              ------------------------------------------
(Amounts in thousands)                        United States     Europe       Pacific Rim        Total
------------------------------------------------------------------------------------------------------
Net revenues from unaffiliated customers        $334,772        $62,634        $36,304        $433,710
------------------------------------------------------------------------------------------------------
Operating income                                $192,734        $ 4,039        $ 2,172        $198,945
------------------------------------------------------------------------------------------------------
Identifiable assets                             $499,064        $23,344        $33,978        $556,386
------------------------------------------------------------------------------------------------------
Liabilities                                     $ 86,463        $ 3,115        $ 1,243        $ 90,821
------------------------------------------------------------------------------------------------------

June 30, 1996                                               Geographic Area
                                              -------------------------------------------
(Amounts in thousands)                        United States     Europe        Pacific Rim        Total
------------------------------------------------------------------------------------------------------
Net revenues from unaffiliated customers        $344,922        $57,523        $19,181        $421,626
------------------------------------------------------------------------------------------------------
Operating income                                $177,975        $ 4,871        $ 3,044        $185,890
------------------------------------------------------------------------------------------------------
Identifiable assets                             $373,341        $28,616        $15,837        $417,794
------------------------------------------------------------------------------------------------------
Liabilities                                     $ 89,634        $ 1,835        $   900        $ 92,369
------------------------------------------------------------------------------------------------------

                               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Maxim Integrated Products, Inc.

We have audited the accompanying consolidated balance sheets of Maxim Integrated Products, Inc., as of June 27, 1998 and June 30, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three fiscal years in the period ended June 27, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxim Integrated Products, Inc., at June 27, 1998 and June 30, 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 27, 1998, in conformity with generally accepted accounting principles.

                             /s/ ERNST & YOUNG LLP

San Jose, California
July 31, 1998

SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------------------------------
(Amounts in thousands, except per share data)
--------------------------------------------------------------------------------------------------------
Fiscal Year                           1998           1997           1996           1995           1994
--------------------------------------------------------------------------------------------------------
Net revenues                        $560,220       $433,710       $421,626       $250,820       $153,932
--------------------------------------------------------------------------------------------------------
Cost of goods sold                  $183,724       $145,307       $146,253       $103,598       $ 64,250
Gross margin %                          67.2%          66.5%          65.3%          58.7%          58.3%
--------------------------------------------------------------------------------------------------------
Operating income                    $255,036       $198,945       $185,890       $ 57,234       $ 35,574
  % of net revenues                     45.5%          45.9%          44.1%          22.8%          23.1%
--------------------------------------------------------------------------------------------------------
Net income                          $178,144       $136,974       $123,345       $ 38,906       $ 24,082
--------------------------------------------------------------------------------------------------------
Earnings per share:
     Basic                          $   1.37       $   1.09       $   1.03       $   0.34       $   0.21
     Diluted                        $   1.18       $   0.94       $   0.87       $   0.29       $   0.19
--------------------------------------------------------------------------------------------------------
Shares used in the calculation
of earnings per share:
     Basic                           129,838        125,430        120,204        115,703        113,137
     Diluted                         150,661        145,754        141,854        133,004        127,256
--------------------------------------------------------------------------------------------------------
Cash, cash equivalents
  and short-term investments        $322,948       $223,953       $129,253       $ 92,295       $ 48,430
Working capital                     $377,723       $291,786       $176,182       $ 95,978       $ 56,045
Total assets                        $769,492       $556,386       $417,794       $256,133       $178,523
Long-term debt, less
  current portion                   $     --       $     --       $     --       $     --       $     40
Stockholders' equity                $631,000       $465,565       $325,425       $178,710       $130,192
--------------------------------------------------------------------------------------------------------

                                                 FINANCIAL HIGHLIGHTS BY QUARTER

----------------------------------------------------------------------------------------
Unaudited
(Amounts in thousands, except per share data)
----------------------------------------------------------------------------------------
                                                      Quarter Ended
1998                                6/27/98       3/28/98        12/27/97        9/27/97
----------------------------------------------------------------------------------------
Net revenues                       $155,181       $145,039       $135,000       $125,000
----------------------------------------------------------------------------------------
Cost of goods sold                 $ 50,424       $ 47,250       $ 44,550       $ 41,500
Gross margin %                         67.5%          67.4%          67.0%          66.8%
----------------------------------------------------------------------------------------
Operating income                   $ 70,082       $ 66,242       $ 61,626       $ 57,086
   % of net revenues                   45.2%          45.7%          45.6%          45.7%
----------------------------------------------------------------------------------------
Net income                         $ 49,201       $ 46,150       $ 42,829       $ 39,964
----------------------------------------------------------------------------------------
Earnings per share:
     Basic                         $   0.37       $   0.35       $   0.33       $   0.31
     Diluted                       $   0.33       $   0.31       $   0.29       $   0.26
----------------------------------------------------------------------------------------
Shares used in calculation of
earnings per share:
     Basic                          131,546        130,510        128,733        128,564
     Diluted                        150,862        151,223        149,749        150,810
----------------------------------------------------------------------------------------
Market price range  - High         $  40.62       $  42.00       $  38.19       $  37.50
                    - Low          $  27.62       $  28.50       $  28.50       $  27.94
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
                                                       Quarter Ended
1997                                6/30/97        3/31/97       12/31/96        9/30/96
----------------------------------------------------------------------------------------
Net revenues                       $117,019       $111,005       $104,686       $101,000
----------------------------------------------------------------------------------------
Cost of goods sold                 $ 39,313       $ 37,437       $ 35,530       $ 33,027
Gross margin %                         66.4%          66.3%          66.1%          67.3%
----------------------------------------------------------------------------------------
Operating income                   $ 52,992       $ 51,178       $ 48,646       $ 46,129
   % of net revenues                   45.3%          46.1%          46.5%          45.7%
----------------------------------------------------------------------------------------
Net income                         $ 36,865       $ 35,403       $ 33,314       $ 31,392
----------------------------------------------------------------------------------------
Earnings per share:
     Basic                         $   0.29       $   0.28       $   0.27       $   0.26
     Diluted                       $   0.25       $   0.24       $   0.23       $   0.22
----------------------------------------------------------------------------------------
Shares used in calculation of
earnings per share:
     Basic                          127,610        127,474        124,551        122,150
     Diluted                        148,652        148,750        144,844        140,768
----------------------------------------------------------------------------------------
Market price range  - High         $  29.62       $  28.31       $  24.12       $  19.44
                    - Low          $  22.75       $  21.06       $  15.12       $  10.31
----------------------------------------------------------------------------------------

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

         CORPORATE OFFICERS
          John F. Gifford
           Chairman of the Board, President
           and Chief Executive Officer
          Frederick G. Beck
           Vice President
          Ziya G. Boyacigiller
           Vice President
          Michael J. Byrd
           Vice President and Chief Financial Officer
          Tunc Doluca
           Vice President
          Anthony C. Gilbert
           Corporate Secretary
          Richard C. Hood
           Vice President
          Kenneth J. Huening
           Vice President
          Carl W. Jasper
           Corporate Controller and
           Principal Accounting Officer
          William N. Levin
           Vice President
          Nasrollah Navid, Ph.D.
           Vice President
          Pirooz Parvarandeh
           Vice President
          Robert F. Scheer
           Vice President
          Vijay Ullal
           Vice President

                                                                  CORPORATE DATA
                                                         STOCKHOLDER INFORMATION

INDEPENDENT AUDITORS

Ernst & Young LLP
San Jose, California

LEGAL COUNSEL

Morrison & Foerster LLP
Palo Alto, California

REGISTRAR/TRANSFER AGENT

Boston EquiServe
Boston, Massachusetts

CORPORATE HEADQUARTERS

120 San Gabriel Drive
Sunnyvale, California 94086
(408) 737-7600

FORM 10-K

A copy of the Company's Form 10-K filed with the Securities & Exchange Commission, without exhibits, is available without charge upon writing to:

Stockholder Relations
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, California 94086

STOCK LISTING

At June 27, 1998, there were approximately 1,233 stockholders of record of the Company's common stock. Maxim common stock is traded on the NASDAQ National Market under the symbol MXIM. The Company has never paid cash dividends on its common stock and has no present plans to do so.

ANNUAL MEETING

The annual meeting of stockholders will be on Thursday, November 19, 1998 at 11:00 a.m. at the Company's Event Center, 433 Mathilda Avenue, Sunnyvale, California 94086.