Form 10-K, Exhibit 13
period 1999-06-26
MAXIM INTEGRATED PRODUCTS INC
filed 1999-09-24
CIK 743316

                                                                    EXHIBIT 13.1


                                    COVER 1

This Annual Report and the documents incorporated herein by reference contain forward-looking statements that have been made pursuant to and in reliance on the provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements may include (a) projections relevant to future revenue, income, earnings, capital expenditures, capital structure or other financial items, (b) statements of plans or objectives of the Company's management for future operations, including plans or objectives relating to the Company's products or services, (c) statements of future economic performance, and (d) statements of any assumptions underlying or relating to any of the foregoing. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions relating to the future are intended to identify forward-looking statements.

All forward-looking statements are based on the Company's current outlook, expectations, estimates, projections, beliefs, and plans or objectives about its business and its industry. These statements are not guarantees of future performance and are subject to risk and uncertainty. Actual results may differ materially from those in any such forward-looking statement. Particular attention should be paid to the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Annual Report.

The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information relating to existing conditions, future events or otherwise. However, readers should carefully review future reports and documents that the Company files from time to time with the Securities and Exchange Commission, such as its Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q (particularly the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors") and any current reports on Form 8-K.

Established in 1983, Maxim Integrated Products is a worldwide leader in design, development, manufacture, and marketing of linear and mixed-signal integrated circuits. Maxim circuits "connect" the real world and digital world by detecting, measuring, amplifying, and converting real world signals, such as temperature, pressure, or sound, into the digital signals necessary for computer processing. Products include data converters, interface circuits, microprocessor supervisors, operational amplifiers, power supplies, multiplexers, switches, battery chargers, battery management circuits, RF circuits, fiber optic transceivers, sensors, and voltage references. Our products are used in a wide variety of microprocessor-based electronics equipment, including personal computers and peripherals, process control, instrumentation, test equipment, handheld devices, wireless and fiber communications, and video displays.

Maxim markets over 1,780 products, of which over 1,480 are proprietary, and net revenues were $607.0 million for the year ended June 26, 1999. The Company has over 3,000 employees. Our headquarters is in Sunnyvale, California, and we have facilities in San Jose, California; Beaverton, Oregon; and other locations worldwide.

Maxim's mission is to continuously invent high-quality analog engineering solutions that add value to our customers' microprocessor-based electronics worldwide. We have consistently increased our stockholders' equity by meeting our cost and performance goals, minimizing time-to-market, and maximizing our engineering productivity.


                                TABLE OF CONTENTS

                Financial Highlights.............................     4

                Letter To Our Stockholders.......................     5

                Quarterly Highlights.............................     8

                Financial Information............................    11

                Board of Directors and Corporate Officers........    37

                Corporate Data, Stockholder Information..........    38

Financial Highlights


(Amounts in thousands, except share data)       FY1999            FY1998            FY1997
-------------------------------------------------------------------------------------------
Net revenues                                   $606,965          $560,220          $433,710

Net income                                     $196,122          $178,144          $136,974

Earnings per share--diluted                    $   1.29          $   1.18          $   0.94
-------------------------------------------------------------------------------------------


                        [NET REVENUES PERFORMANCE GRAPH]

                      [OPERATING INCOME PERFORMANCE GRAPH]

                    [STOCKHOLDERS' EQUITY PERFORMANCE GRAPH]

                                                             To Our Stockholders

                                                                 [PHOTO OMITTED]

As the 1990s draw to a close, rankings are being published for the best performing companies of the decade. It should be no surprise that Maxim is turning up on such lists as the top performing semiconductor company of the `90s. Few companies in any industry can match Maxim's consistency of performance over the past 10 years. The average compounded annual return on the Company's stock price over the past 10 years was 51 percent. More important to both Maxim and our stockholders is our ability to extend this track record of growth and stability into the next decade.

FINANCIAL HIGHLIGHTS

Maxim ended fiscal 1999 with net revenues of $607.0 million. Operating income was $276.8 million, and diluted earnings per share were $1.29. The Company increased cash and short-term investments by $191.8 million after paying $113.9 million to repurchase 2.9 million shares of its common stock and $38.7 million for capital equipment. Total assets increased to $1.0 billion. Stockholders' equity grew to $879.2 million in fiscal 1999 from $631.0 million in fiscal 1998. Return on average stockholders' equity for 1999 was 26.0 percent. This return, one of the highest in the industry, confirms that the Company has continued to make good product and capacity investment decisions with stockholders' assets.

ON TRACK WITH PRODUCT AND PROCESS DEVELOPMENT

Maxim has long been the leader in analog and mixed-signal IC design. Today, we are also a leader in manufacturing process innovation. This year, we were the first company to introduce standard ICs designed using high-frequency silicon germanium (SiGe) technology. We are now delivering SiGe products for both wireless communications and telecom applications. Maxim power management products designed on our state-of-the-art 1.2-um BiCMOS process are leading the industry with their low power and high levels of integration. Also during the year, we brought to market high-performance sigma delta analog-to-digital converters that employ state-of-the-art mixed-signal submicron processes, combining extremely high accuracy and very low power for industrial applications.

Although we missed by 5 percent our goal of introducing over 300 products during our product announcement year, we executed well overall and significantly surpassed last year's level. The products we introduced this year are key to our achieving revenue growth plans for FY2002. Our goal for FY2000 is to increase product introductions once again by the amount required to meet our objectives for increased revenues in FY2003 and FY2004.

To Our Stockholders

        ADDITION OF OUTSTANDING EXECUTIVE TALENT

        Maxim added two new business unit executives during the year and created one new business unit staffed to focus on products for emerging markets that will be important to Maxim in 4 to 5 years. Maxim was very successful this year in hiring senior technical managers throughout the Company. We believe ours to be the broadest and strongest senior management team in our industry--bar none.

        Successful companies attract the best talent, and Maxim added to its team a significant number of expert professionals this year, thanks to our exciting corporate culture, the growth of our stock option value, and our highly effective mentorship programs.

        RECENTLY ACQUIRED FACILITIES IN SUCCESSFUL OPERATION

        This year, after 9 great years of operation and 1 million 4-inch wafers produced, we closed our Sunnyvale fabrication facility. This decision was based on our having successfully achieved cost-effective production levels in our 6-inch submicron wafer fabrication facility in San Jose, acquired in November 1997. Our 80,000-square-foot Oregon fab produced 70 percent of our needs for 6-inch wafers during the year. We are currently utilizing approximately 53,000 square feet for today's demand. An additional 7,500-square-foot R&Dfab will be put in operation in Q1 FY00. Our Oregon facility operated at less than the optimal capacity levels that it is expected to achieve in the coming years. Today, the San Jose and Beaverton facilities combined have the capacity to manufacture approximately $225 million in product revenue per quarter. We believe that an additional capital investment of less than $50 million in those two facilities would enable us to manufacture approximately $290 million in product revenue per quarter.

        We are now testing over 90 percent of our packaged units at our test facility in the Philippines, a 45 percent increase over FY98 levels. This operation contributed over $8 million to profit through cost reductions this past year and significantly contributed to improved product quality. We have sufficient improved floorspace at our Philippines facility to significantly increase production test volume, if required, with the addition of test equipment. At the same time, we are exploring other geographic locations for possible diversification of our test activities.

        BUSINESS IMPROVED AS THE YEAR PROGRESSED

        During the uncertainty of FY99, when we had limited visibility of future end-market demand, although we closely managed our resources, we continued our emphasis on new product and technology development. As a result of our unwavering commitment to new product development, we believe that this year's correction will have a limited impact on our long-term growth objectives.

        Bookings for the Company began to improve in Q2 FY99 after three quarters of decline, and bookings for Q4 FY99 reached a company record level of $198 million. However, backlog was sufficiently depleted during the year to preclude material growth until such time as healthy backlog is restored.

                                                             To Our Stockholders


        Beginning in the second quarter, we saw a high percentage of short-term orders and a decline in order cancellations. Earlier in the year we attributed the high level of short-term orders to the reduced lead times we were able to offer and limited customer visibility of demand for their products. We believe that customers are now more optimistic about demand for their products and are considering more aggressive growth models.

        PLANS IN PLACE FOR FY2000 AND BEYOND

        We believe that our accomplishments this year in introducing and merchandising new products, achieving significant technology developments, augmenting fab and test capacity, and attracting technical experts continue to position us to meet what we believe will be growing demand for our products in the longer term. We have greater organizational depth than ever before, as well as several new emerging product lines. We believe that we have a well-positioned opportunity to take our place among the great IC companies of the past, present, and future.

        Sincerely,

        /s/ JOHN F. GIFFORD
        -----------------------------------
        John F. Gifford
        President, Chief Executive Officer
        and Chairman of the Board

Quarterly Highlights

        First Quarter FY99

        o       Net revenues of $155.3 million

        o       Net income of $49.4 million ($0.33 diluted earnings per share)


                        [NET REVENUES PERFORMANCE GRAPH]

                      [OPERATING INCOME PERFORMANCE GRAPH]

                    [STOCKHOLDERS' EQUITY PERFORMANCE GRAPH]

        Second Quarter FY99

        o       Net revenues of $145.0 million

        o       Net income of $46.5 million ($0.31 diluted earnings per share)



                        [NET REVENUES PERFORMANCE GRAPH]

                      [OPERATING INCOME PERFORMANCE GRAPH]

                    [STOCKHOLDERS' EQUITY PERFORMANCE GRAPH]

                                                            QUARTERLY HIGHLIGHTS

        THIRD QUARTER FY99

        o       Net revenues of $147.2 million

        o       Net income of $47.7 million ($0.31 diluted earnings per share)


                        [NET REVENUES PERFORMANCE GRAPH]

                      [OPERATING INCOME PERFORMANCE GRAPH]

                    [STOCKHOLDERS' EQUITY PERFORMANCE GRAPH]


        FOURTH QUARTER FY99

        o       Net revenues of $159.5 million

        o       Net income of $52.6 million ($0.34 diluted earnings per share)


                        [NET REVENUES PERFORMANCE GRAPH]

                      [OPERATING INCOME PERFORMANCE GRAPH]

                    [STOCKHOLDERS' EQUITY PERFORMANCE GRAPH]

                                                           FINANCIAL INFORMATION

Management's Discussion and Analysis of Financial  Condition and
   Results of Operations ............................................... 12

Consolidated Balance Sheets ............................................ 18

Consolidated Statements of Income ...................................... 19

Consolidated Statements of Stockholders' Equity ........................ 20

Consolidated Statements of Cash Flows .................................. 21

Notes to Consolidated Financial Statements ............................. 22

Report of Ernst & Young LLP, Independent Auditors ...................... 34

Selected Financial Data ................................................ 35

Financial Highlights by Quarter ........................................ 36

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        Results of Operations:

        Net Revenues   Maxim Integrated Products, Inc. (the Company) reported
        net revenues of $607.0 million in fiscal 1999, $560.2 million in fiscal 1998, and $433.7 million in fiscal 1997. The increases in net revenues for fiscal 1999 and fiscal 1998 are related primarily to higher unit shipments resulting from continued introduction of new proprietary products and increased market acceptance of the Company's proprietary and second-source products.


                                                [Net Revenues PERFORMANCE GRAPH]


        Approximately 59% of the Company's fiscal 1999 net revenues was derived from customers outside the U.S., primarily in Europe and the Pacific Rim (56% in fiscal 1998 and 57% in fiscal 1997). While a majority of the Company's sales are denominated in U.S. dollars, the Company enters into foreign currency forward contracts to mitigate its risk on firm commitments and net monetary assets denominated in foreign currencies; as a result, the impact of changes in foreign exchange rates on revenues and the Company's results of operations for 1999 was minimal.


                                                [Gross Margin PERFORMANCE GRAPH]


        Gross Margin   The Company's gross margin as a percentage of net
        revenues was 68.8%, 67.2%, and 66.5% in fiscal 1999, 1998, and 1997, respectively. The continued improvements in gross margin are principally due to production efficiencies obtained through economies of scale and cost reductions. These efficiencies were partially offset in fiscal 1999 by an increase in inventory reserves of $8.0 million ($10.4 million in fiscal 1998) and the write-down of certain equipment of $2.7 million ($8.2 million in fiscal 1998).


                                    [Research and Development PERFORMANCE GRAPH]


        Research and Development   The Company is continuously working to
        introduce new products through its research and development efforts. Research and development expenses were 14.5%, 12.9%, and 11.8% of net revenues in fiscal 1999, 1998, and 1997, respectively. The increase in research and development expenses as a percentage of net revenues was due primarily to increased headcount and wafer and mask expenses to support new product development. The Company intends to continue increasing its R&D expenditures on an absolute dollar basis in future periods. However, the level of R&D expenditures as a percentage of net revenues will vary from period to period, depending on the level of net revenues.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                             FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


[Selling, General and Administrative PERFORMANCE GRAPH]


        Selling, General and Administrative   Selling, general and
        administrative expenses were 8.6%, 8.8%, and 8.8% of net revenues in fiscal 1999, 1998, and 1997, respectively. Selling, general and administrative expenses increased in fiscal 1999 in absolute dollars as a result of additional headcount and related expenses to support the Company's increased level of revenues. The increase in selling, general and administrative expenses in fiscal 1998 in absolute dollars was primarily due to increased expenses associated with the Company's direct sales efforts.

        Interest Income, Net   Interest income, net increased to $20.4 million
        in fiscal 1999 from $14.9 million in fiscal 1998 and $8.6 million in fiscal 1997, primarily due to higher levels of invested cash, cash equivalents, and short-term investments. The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment portfolio. Under its investment policy, the Company invests exclusively in U.S. Treasury and Federal Agency debt securities with a maturity of one year or less. Investments mature at frequent intervals during the year, at which time the funds are available for use in the business, or for reinvestment, as cash demands dictate. This policy is intended to reduce default risk, market risk, and reinvestment risk. The Company does not use derivative financial instruments in its investment portfolio. The fair value of the Company's investment portfolio or related interest income would not be significantly impacted by a material change in interest rates, due to the short-term nature of the Company's investment portfolio. At June 26, 1999, the Company's investment portfolio had an expected weighted average return of 4.9% and a weighted maturity of 245 days.

        Provision for Income Taxes The effective tax rate was 34% for fiscal 1999, 1998, and 1997.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS



        OUTLOOK:

        Both end-market bookings and net bookings for the Company were greater during the fourth quarter of fiscal 1999 than during the prior quarters of the fiscal year. These increased booking levels reflect increased demand for the Company's products, primarily in the United States and Japan. Although bookings in the fourth quarter of fiscal 1999 increased by 16% over third quarter bookings, the Company expects that bookings will adjust to lower growth levels in future quarters.

        At the end of the fourth quarter of fiscal 1999, backlog shippable within the next 12 months was approximately $176 million (compared to $181 million at the end of fiscal 1998 and $152 million at the end of fiscal 1997). The backlog level at the end of fiscal 1999 had been sufficiently depleted to preclude significant revenue growth until such time as backlog is significantly increased above current levels. Because the Company's backlog of orders at any point is not necessarily based on firm, noncancelable orders and because the Company's customers do in fact routinely cancel orders for their own convenience with little notice, opening backlog has limited value as a predictor of future revenues.

        The Company's ability to increase its revenues and earnings in the first quarter of fiscal 2000 and beyond will depend in part on the continued growth in end-market bookings and net bookings.

        FINANCIAL CONDITION:

        Overview   Total assets grew to $1,022.3 million at the end of fiscal
        1999, up from $769.5 million at the end of fiscal 1998. The increase is primarily due to favorable operating results for the year. Accounts receivable decreased to $79.3 million at the end of fiscal 1999 from $101.9 million at the end of fiscal 1998, primarily due to shipments occurring at a more linear rate throughout fiscal 1999 as compared to fiscal 1998. Inventory grew at a slower rate than revenues, increasing slightly from $44.7 million in fiscal 1998 to $45.3 million in fiscal 1999 due to continued improvements in productivity.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                             FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

[Cash, Cash Equivalents and Short-Term Investments PERFORMANCE GRAPH]


        Liquidity and Capital Resources   The Company's primary source of funds
        for fiscal 1999, 1998, and 1997 has been from net cash generated from operating activities of approximately $306.2 million, $295.5 million, and $187.1 million, respectively. In addition, the Company received approximately $51.1 million, $37.2 million, and $31.2 million of proceeds from the exercises of stock options and purchases of common stock under the Employee Stock Participation Plan during fiscal 1999, 1998, and 1997, respectively.

        Another source of cash from the Company's option programs is the tax deductions that arise from exercise of options. These tax benefits amounted to $114.3 million, $74.3 million, and $52.4 million in fiscal 1999, 1998, and 1997, respectively. It has been the Company's policy to reduce the dilution effect from stock options by repurchasing its common stock from time to time in amounts based on estimates of proceeds from stock option exercises and of tax benefits related to such exercises. The Company plans to continue this policy although, at management's discretion, it may repurchase its common stock in amounts significantly in excess of or below such estimates.

        The principal uses of funds for fiscal 1999, 1998, and 1997 were repurchases of $113.9 million, $123.1 million, and $80.7 million of the Company's common stock, and purchases of property, plant and equipment of $54.3 million, $109.4 million, and $44.2 million, respectively. In fiscal 1998, $42.0 million of the $109.4 million in capital purchases was for a sub-micron wafer fabrication facility located in San Jose, California.

        As of June 26, 1999, the Company's available funds consisted of $514.7 million in cash, cash equivalents, and short-term U.S. Treasury and Federal Agency debt securities.

        The Company anticipates that the available funds and cash generated from operations will be sufficient to meet cash and working capital requirements, including its anticipated level of capital expenditures, through the end of fiscal 2000.

MANAGEMENT'S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        Year 2000 Issue:

        As a result of certain computer programs' being written using two digits rather than four to define the applicable year, any of the Company's computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000 (the "Year 2000 issue"). This could result in a system failure or miscalculations, causing disruptions of operations including, among other things, a temporary inability to process transactions, send invoices, or engage in normal business activities.

        The Company has evaluated the required modifications to both new and existing software and hardware systems to mitigate the Year 2000 issue and is 100% complete with respect to remediation on systems identified and determined to be critical to the Company's operations. Remediation continues on noncritical systems. The Company expects to have all required modifications completed prior to December 31, 1999. The Company is working with its significant suppliers and large customers to determine the extent to which the Company is vulnerable to those third parties' failure to minimize their own Year 2000 issue. The Company currently has no contingency plan in the event that it is unable to complete system modifications to address the Year 2000 issue. The Company has limited contingency plans with respect to third parties in the event that they are unable to complete system modifications to mitigate the Year 2000 issue. Costs incurred to date related to the Year 2000 issue have been minimal. While the Company has fully completed the evaluation of its Year 2000 issue and is approximately 85% complete with respect to remediation on all its systems (critical and noncritical), there can be no assurance that further evaluation and remediation will not be required. The Company does not anticipate that the future cost of these efforts, should they be necessary, will be material.

        The date on which the Company plans to complete any necessary Year 2000 modifications and costs related to completing such modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans, and other factors. However, there can be no assurance that these estimates will be achieved, and actual completion dates and costs could differ significantly from those estimates. Specific factors that might cause such significant differences include, but are not limited to, the identification of additional systems that require remediation, the availability and cost of personnel trained in this area, the ability to identify, locate, and correct all relevant computer codes, and similar uncertainties. Any failure to timely, successfully, and cost effectively assess, remediate, and resolve the Company's Year 2000 issues, including those regarding its own as well as suppliers' and third parties' internal systems, products, services, and contingency plans, may have a material adverse effect on the Company's business and results of operations. The Company is continuing its efforts to ensure Year 2000 readiness, and there can be no assurance that there will not be new Year 2000 issues not identified above and significant delays in or increased costs associated with such efforts which could have a material adverse effect on the Company's business and results of operations.

        Maxim believes that its most reasonably likely worst-case Year 2000 scenarios would relate to problems with the systems of third parties rather than with the Company's internal systems. The Company has little control over assessing and remediating the Year 2000 problems of third parties. The Company believes the risks are greatest with infrastructure (e.g., electricity and water supply), telecommunications, transportation supply chains, and critical suppliers of materials.

                                         MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                                                             FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

        The Company's linear and mixed-signal integrated circuit production is conducted at both domestic and foreign facilities. The Company does not generally maintain facilities that would allow it to generate its own electrical or water supply in lieu of that supplied by utilities. A worst-case scenario involving a critical supplier of materials would be the partial or complete shutdown of the supplier and its resulting inability to provide critical supplies to the Company on a timely basis. The Company does not have the capability to replace third party supplies with internal production. The Company is working with suppliers of critical materials to ensure buffer supplies are maintained.

        The Company is not in a position to identify or to avoid all possible worst-case scenarios. Due to the large number of variables involved, the Company cannot provide an estimate of the damage it might suffer if any worst-case scenario were to occur.

        Forward-Looking Information:

        Forward-looking statements in this Annual Report, including this "Management's Discussion and Analysis" section, involve risk and uncertainty. There are numerous factors that could cause the Company's actual results to differ materially from results predicted or implied. Important factors affecting the Company's ability to achieve future revenue growth include whether, and the extent to which, demand for the Company's products increases and reflects real end-user demand; whether customer cancellations and delays of outstanding orders increase; and whether the Company is able to manufacture in a correct mix to respond to orders on hand and new orders received in the future; whether the Company is able to achieve its new product development and introduction goals, including, without limitation, goals for recruiting, retaining, training, and motivating engineers, particularly design engineers, and goals for conceiving and introducing timely new products that are well received in the marketplace; and whether the Company is able to successfully commercialize its new technologies, such as its new second-generation high-frequency technologies, that it has been investing in by designing and introducing new products based on these new technologies.

        Other important factors that could cause actual results to differ materially from those predicted include overall worldwide economic conditions; demand for electronic products and semiconductors generally; demand for the end-user products for which the Company's semiconductors are suited; timely availability of raw material, equipment, supplies, and services; unanticipated manufacturing problems; technological and product development risks; competitors' actions; the ability of the Company to mitigate the Year 2000 issue; and other risk factors described in the Company's filings with the Securities and Exchange Commission.

        All forward-looking statements included in this document are made as of the date hereof, based on the information available to the Company as of the date hereof, and the Company assumes no obligation to update any forward-looking statement.

CONSOLIDATED BALANCE SHEETS

        --------------------------------------------------------------------------------------------------
        (Amounts in thousands, except share data)                        June 26, 1999       June 27, 1998
        --------------------------------------------------------------------------------------------------
        Assets
        --------------------------------------------------------------------------------------------------
        Current assets:
            Cash and cash equivalents                                     $    34,126         $    16,739
            Short-term investments                                            480,580             306,209
        --------------------------------------------------------------------------------------------------
                        Total cash, cash equivalents and
                            short-term investments                            514,706             322,948
        --------------------------------------------------------------------------------------------------
            Accounts receivable (net of allowance for doubtful
                accounts of $1,485 in 1999 and $1,892 in 1998)                 79,330             101,921
            Inventories                                                        45,283              44,707
            Deferred tax assets                                                47,850              34,400
            Income tax refund receivable                                       36,649                  --
            Other current assets                                                5,056               4,039
        --------------------------------------------------------------------------------------------------
                        Total current assets                                  728,874             508,015
        --------------------------------------------------------------------------------------------------
        Property, plant and equipment, at cost, less
            accumulated depreciation                                          290,133             255,453
        Other assets                                                            3,307               6,024
        --------------------------------------------------------------------------------------------------
                        Total assets                                      $ 1,022,314         $   769,492
        --------------------------------------------------------------------------------------------------
        Liabilities and Stockholders' Equity
        --------------------------------------------------------------------------------------------------
        Current liabilities:
            Accounts payable                                              $    40,257         $    35,169
            Income taxes payable                                                2,484              27,412
            Accrued salaries                                                   26,364              21,421
            Accrued expenses                                                   35,477              22,604
            Deferred income on shipments to distributors                       16,316              23,686
        --------------------------------------------------------------------------------------------------
                        Total current liabilities                             120,898             130,292
        --------------------------------------------------------------------------------------------------
        Other liabilities                                                       4,000               4,000
        Deferred tax liabilities                                               18,200               4,200
        Commitments and contingencies
        --------------------------------------------------------------------------------------------------
        Stockholders' equity:
            Preferred stock, $0.001 par value;
                Authorized: 2,000,000 shares;
                Issued and outstanding: none                                       --                  --
            Common stock, $0.001 par value;
                Authorized: 240,000,000 shares;
                Issued and outstanding: 135,835,376 in 1999
                    and 130,752,346 in 1998                                       136                 131
            Additional paid-in capital                                        132,514              81,118
            Retained earnings                                                 748,036             551,914
            Accumulated other comprehensive income                             (1,470)             (2,163)
        --------------------------------------------------------------------------------------------------
                        Total stockholders' equity                            879,216             631,000
        --------------------------------------------------------------------------------------------------
                        Total liabilities and stockholders' equity        $ 1,022,314         $   769,492
        --------------------------------------------------------------------------------------------------

        See accompanying notes to Consolidated Financial Statements.

                                               CONSOLIDATED STATEMENTS OF INCOME

--------------------------------------------------------------------------------------------------------------
(Amounts in thousands, except per share data)
For the years ended                                              June 26, 1999   June 27, 1998   June 30, 1997
--------------------------------------------------------------------------------------------------------------
Net revenues                                                        $606,965        $560,220        $433,710
Cost of goods sold                                                   189,673         183,724         145,307
--------------------------------------------------------------------------------------------------------------
               Gross margin                                          417,292         376,496         288,403
--------------------------------------------------------------------------------------------------------------
Operating expenses:
   Research and development                                           88,249          72,204          51,264
   Selling, general and administrative                                52,275          49,256          38,194
--------------------------------------------------------------------------------------------------------------
               Total operating expenses                              140,524         121,460          89,458
--------------------------------------------------------------------------------------------------------------
               Operating income                                      276,768         255,036         198,945
Interest income, net                                                  20,386          14,879           8,590
--------------------------------------------------------------------------------------------------------------
               Income before provision
                  for income taxes                                   297,154         269,915         207,535
Provision for income taxes                                           101,032          91,771          70,561
--------------------------------------------------------------------------------------------------------------
               Net income                                           $196,122        $178,144        $136,974
--------------------------------------------------------------------------------------------------------------
Earnings per share:
               Basic                                                $   1.48        $   1.37        $   1.09
               Diluted                                              $   1.29        $   1.18        $   0.94
--------------------------------------------------------------------------------------------------------------
Shares used in the calculation of earnings per share:
               Basic                                                 132,722         129,838         125,430
               Diluted                                               152,059         150,661         145,754
--------------------------------------------------------------------------------------------------------------



See accompanying notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS'
EQUITY

----------------------------------------------------------------------------------------------------------------------------
                                                        Common
                                                        Stock               Additional                Other
                                              -------------------------      Paid-In      Retained Comprehensive
(Amounts in thousands, except share data)        Shares       Par Value      Capital      Earnings     Income        Total
----------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1996                        122,891,038     $     123     $  89,878     $236,796    $(1,372)    $ 325,425
 Components of comprehensive income:
    Net income                                         --            --            --      136,974         --       136,974
    Translation adjustment                             --            --            --           --        266           266
                                                                                                                  ---------
     Total comprehensive income                                                                                     137,240
                                                                                                                  ---------
 Exercise of stock options under
    the Stock Option and Purchase Plans         8,448,466             8        31,200           --         --        31,208
 Repurchase of common stock                    (3,881,000)           (4)      (80,701)          --         --       (80,705)
 Tax benefit on exercise of non-qualified
    stock options and disqualifying
    dispositions under stock plans                     --            --        52,397           --         --        52,397
----------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 30, 1997                        127,458,504           127        92,774      373,770     (1,106)      465,565
 Components of comprehensive income:
    Net income                                         --            --            --      178,144         --       178,144
    Translation adjustment                             --            --            --           --     (1,057)       (1,057)
                                                                                                                  ---------
     Total comprehensive income                                                                                     177,087
                                                                                                                  ---------
 Exercise of stock options under
    the Stock Option and Purchase Plans         6,939,982             7        37,222           --         --        37,229
 Repurchase of common stock                    (3,646,140)           (3)     (123,131)          --         --      (123,134)
 Tax benefit on exercise of non-qualified
    stock options and disqualifying
    dispositions under stock plans                     --            --        74,253           --         --        74,253
----------------------------------------------------------------------------------------------------------------------------
 BALANCE, JUNE 27, 1998                       130,752,346           131        81,118      551,914     (2,163)      631,000
 Components of comprehensive income:
    Net income                                         --            --            --      196,122         --       196,122
    Translation adjustment                             --            --            --           --        693           693
                                                                                                                  ---------
     Total comprehensive income                                                                                     196,815
                                                                                                                  ---------
 Exercise of stock options under
    the Stock Option and Purchase Plans         7,998,030             8        51,055           --         --        51,063
 Repurchase of common stock                    (2,915,000)           (3)     (113,940)          --         --      (113,943)
 Tax benefit on exercise of non-qualified
    stock options and disqualifying
    dispositions under stock plans                     --            --       114,281           --         --       114,281
----------------------------------------------------------------------------------------------------------------------------
BALANCE, JUNE 26, 1999                        135,835,376     $     136     $ 132,514     $748,036    $(1,470)    $ 879,216
----------------------------------------------------------------------------------------------------------------------------



See accompanying notes to Consolidated Financial Statements.

                                                      CONSOLIDATED STATEMENTS OF
                                                                      CASH FLOWS

--------------------------------------------------------------------------------------------------------------------------
(Amounts in thousands)
Increase (decrease) in cash and cash equivalents
For the years ended                                                          JUNE 26, 1999   June 27, 1998   June 30, 1997
--------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
Net income                                                                     $ 196,122       $ 178,144       $ 136,974
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Depreciation, amortization, and other                                          17,639          15,082          17,013
   Reduction of equipment value                                                    2,700          12,342              --
   Changes in assets and liabilities:
      Accounts receivable                                                         22,591         (10,279)        (10,978)
      Inventories                                                                   (576)         (7,874)         (6,362)
      Deferred taxes                                                                 550         (10,300)            775
      Income tax refund receivable                                               (36,649)             --              --
      Other current assets                                                        (1,017)           (960)            409
      Accounts payable                                                             5,088           9,920          (4,489)
      Income taxes payable                                                        89,353          90,749          43,990
      Deferred income on shipments to distributors                                (7,370)          7,350           1,805
      All other accrued liabilities                                               17,816          11,305           7,943
--------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                        306,247         295,479         187,080
--------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
   Additions to property, plant and equipment, net                               (54,326)       (109,426)        (44,187)
   Other non-current assets                                                        2,717          (1,153)          1,304
   Purchase of held-to-maturity securities                                            --              --         (24,313)
   Purchases of available-for-sale securities                                   (571,083)       (384,305)       (239,437)
   Proceeds from maturities of held-to-maturity securities                            --           5,800          95,122
   Proceeds from sales/maturities of available-for-sale securities               396,712         277,687          32,207
--------------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                           (225,980)       (211,397)       (179,304)
--------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
   Issuance of common stock                                                       51,063          37,229          31,208
   Repurchase of common stock                                                   (113,943)       (123,134)        (80,705)
--------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                            (62,880)        (85,905)        (49,497)
--------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents                              17,387          (1,823)        (41,721)
Cash and cash equivalents:
   Beginning of year                                                              16,739          18,562          60,283
--------------------------------------------------------------------------------------------------------------------------
   End of year                                                                 $  34,126       $  16,739       $  18,562
--------------------------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
Cash paid during the year for:
--------------------------------------------------------------------------------------------------------------------------
   Income taxes                                                                $  43,316       $   8,293       $  19,967
--------------------------------------------------------------------------------------------------------------------------



See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS

        1.      Nature of Operations:

        Maxim Integrated Products, Inc. (the Company) designs, develops, manufactures, and markets linear and mixed-signal integrated circuits. Products include data converters, interface circuits, microprocessor supervisors, operational amplifiers, power supplies, multiplexers, switches, battery chargers, battery management circuits, RF circuits, fiber optic transceivers, sensors, and voltage references. Maxim Integrated Products, Inc., is a global company with manufacturing facilities in the United States, testing facilities in the Philippines, and sales offices throughout the world. The Company's products are sold to customers in numerous markets, including data processing, telecommunications, networking, industrial control, instrumentation, and military markets.

        2.      Summary of Significant Accounting Policies:

        Basis of presentation:

        The consolidated financial statements include the accounts of Maxim Integrated Products, Inc., and all of its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated. The Company has a 52-to-53-week fiscal year that ends on the last Saturday in June. Accordingly, every sixth or seventh fiscal year will be a 53-week fiscal year. Fiscal years 1999, 1998, and 1997 were 52-week years.

        Cash equivalents and short-term investments:

        For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Short-term investments consist of U.S. Treasury and Federal Agency debt securities with original maturities beyond three months and within one year.

        All of the Company's cash equivalents and short-term investments are considered available-for-sale. Such securities are carried at fair market value based on market quotes. Unrealized gains and losses, net of tax, on securities in this category are reportable as a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method. Interest earned on securities is included in interest income.

        Derivative financial instruments held for purposes other than trading:

        The Company enters into forward exchange contracts to hedge certain firm sales commitments denominated in foreign currencies and the net monetary assets and liabilities of its foreign subsidiaries. The purpose of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual dollar cash flows resulting from the sale of products to international customers will be adversely affected by changes in exchange rates. Gains and losses related to these contracts are deferred and included in operating income to match with the overall gains or losses from the underlying transactions. Any gain or loss realized from early termination of a forward contract is included in operating income upon termination.

        Inventories:

        Inventories are stated at the lower of standard cost (which approximates first in, first out) or market.

                                                 NOTES TO CONSOLIDATED FINANCIAL
                                                                      STATEMENTS

        Property, plant and equipment:

        Property, plant and equipment are stated at cost, and depreciation is computed on the straight line method over estimated useful lives of 2 to 40 years. Leasehold improvements are amortized over the lesser of their useful lives or the remaining term of the related lease.

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

        During fiscal 1999, the Company changed the functional currency of its foreign operations having the local currency as the functional currency to the U.S. dollar to reflect the significance of U.S.-dollar-based revenues for its foreign operations. This change did not have a material impact on the Company's financial position or results of operation. The ending foreign currency translation adjustment of $(1,470,000) will remain as a component of stockholders' equity.

        Employee stock plans:

        The Company accounts for its stock option and employee stock purchase plans in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In addition, the Company discloses pro forma information related to its stock plans according to Financial Accounting Standards Board Statement No. 123 (SFAS 123), "Accounting for Stock Based Compensation." See Note 8 of "Notes To Consolidated Financial Statements."

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS

        Earnings per share:

        Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share incorporates the incremental shares issuable upon the assumed exercise of stock options and other potentially dilutive securities. The number of incremental shares from the assumed issuance of stock options and other potentially dilutive securities is calculated applying the treasury stock method.

        New accounting pronouncements:

        Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," was issued by the Financial Accounting Standards Board in June 1998. The standard will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or be recognized in other comprehensive income until the hedged item is recognized in earnings. The change in a derivative's fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. The Company will adopt this standard as of the beginning of fiscal year 2001. The effect of adopting the standard is currently being evaluated, but is not expected to have a material effect on the Company's financial position or results of operations.

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

                                                 NOTES TO CONSOLIDATED FINANCIAL
                                                                      STATEMENTS

        Concentration of credit risk:

        Due to the Company's credit evaluation and collection process, bad debt expenses have been immaterial. Credit risk with respect to trade receivables is limited, because a large number of geographically diverse customers make up the Company's customer base, thus spreading the credit risk. While a significant portion of the Company's revenues are made through domestic and international distributors, no single customer has accounted for greater than 10% of net revenues in the last three fiscal years.

        The Company places its investments with government entities and high credit quality financial institutions and limits the amount of credit exposure to any one financial institution.

        Concentration of other risks:

        The semiconductor industry is characterized by rapid technological change, competitive pricing pressures, and cyclical market patterns. The Company's results of operations are affected by a wide variety of factors, including general economic conditions, both at home and abroad, economic conditions specific to the semiconductor industry and to the analog portion of that industry, demand for the Company's products, the timely introduction of new products, implementation of new manufacturing technologies, the ability to manufacture efficiently, the ability to safeguard patents and intellectual property in a rapidly evolving market, and reliance on assembly and wafer fabrication subcontractors and on independent distributors and sales representatives. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS

        3.      Financial Instruments:

        Investments:

        Short-term investments in available-for-sale securities are as follows:

        ------------------------------------------------------------------------------
        (Amounts in thousands)                           June 26, 1999   June 27, 1998
        ------------------------------------------------------------------------------
        U.S. Treasury securities at market value            $262,425        $147,880
        Federal Agency Debt securities at market value       218,155         158,329
        ------------------------------------------------------------------------------
                                                            $480,580        $306,209
        ------------------------------------------------------------------------------

        Due to short maturity terms and relative price insensitivity to market interest rates, amortized cost approximates fair market value, and no unrealized gains or losses have been recorded at June 26, 1999 and June 27, 1998. Fair market values are calculated based upon prevailing market quotes at the end of each fiscal year. Gross realized gains or losses for the fiscal years ended June 1999, 1998, and 1997 were immaterial.

        Foreign exchange contracts:

        At June 26, 1999, the Company held forward exchange contracts, all having maturities of less than one year, to exchange various foreign currencies for U.S. dollars in the amount of $43.9 million. Gains and losses related to these contracts are deferred and matched with the overall gains or losses from the underlying transactions. The table below summarizes, by currency, the notional amounts of the Company's forward exchange contracts and net unrealized gain or loss at the end of fiscal 1999 and 1998. The net unrealized gain or loss approximates carrying value of these contracts.

                                         ----------------------------------------------------
                                              June 26, 1999                June 27, 1998
                                         ----------------------------------------------------
                                         Notional     Unrealized      Notional      Unrealized
        (Amounts in thousands)           Amounts      Gain/(Loss)      Amounts      Gain/(Loss)
        -------------------------------------------------------------------------------------
        Currency:
           Japanese Yen                  $23,238        $   565        $33,158        $ 2,162
           British Pound Sterling         10,086            101          6,463            (37)
           German Mark                     7,692            351          8,870             77
           French Franc                    2,918            101          3,982             (1)
        -------------------------------------------------------------------------------------
                                         $43,934        $ 1,118        $52,473        $ 2,201
        -------------------------------------------------------------------------------------

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

                                                 NOTES TO CONSOLIDATED FINANCIAL
                                                                      STATEMENTS

        4.      Inventories:

        The components of inventories were:

        (Amounts in thousands)        June 26, 1999    June 27, 1998
        ------------------------------------------------------------
        Raw materials                    $ 3,473          $ 4,826
        Work-in-process                   18,932           29,575
        Finished goods                    22,878           10,306
        ------------------------------------------------------------
                                         $45,283          $44,707
        ------------------------------------------------------------

        5.      Property, Plant and Equipment:

        Property, plant and equipment consists of:

        (Amounts in thousands)                       June 26, 1999     June 27, 1998
        ----------------------------------------------------------------------------
        Land                                           $  26,817         $  26,817
        Buildings                                         47,923            47,923
        Building improvements                             44,869            33,082
        Machinery and equipment                          270,767           231,380
        ----------------------------------------------------------------------------
                                                         390,376           339,202
        ----------------------------------------------------------------------------
        Less accumulated depreciation
           and amortization                             (100,243)          (83,749)
        ----------------------------------------------------------------------------
                                                       $ 290,133         $ 255,453
        ----------------------------------------------------------------------------

        During fiscal 1999, the Company recorded a charge of $2.7 million to cost of goods sold to reduce the carrying value of capital equipment to net realizable value. During fiscal 1998, the Company recorded charges of $12.3 million to reduce the carrying value of certain pieces of capital equipment, of which $8.2 million was charged to cost of goods sold, $3.1 million was charged to research and development expenses, and $1.0 million was charged to selling, general and administrative expenses.

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS

        6.      Commitments and Contingencies:

        The Company is a defendant in a patent infringement lawsuit that alleges that certain of the Company's products infringe a United States patent owned by the plaintiff in the lawsuit. The lawsuit is in the discovery phase, with a jury trial on the issues of liability and willfulness likely to occur in calendar 2000. In addition, the Company is subject to other legal proceedings and claims that arise in the normal course of its business. The Company does not believe that the ultimate outcome of these matters will have a material adverse effect on the financial position of the Company.

        The Company leases certain facilities, including a wafer fabrication facility for which the lease expires in November 2003. Under that lease, the Company has a five-year lease extension option and is responsible for maintenance, taxes, and insurance on the facility.

        Future annual minimum lease payments for all leased facilities are as follows:

        Fiscal Year                                         (Amounts in thousands)
        --------------------------------------------------------------------------
        2000                                                         $1,745
        2001                                                          1,378
        2002                                                          1,059
        2003                                                            982
        2004                                                            453
        2005-2010                                                       479
        --------------------------------------------------------------------------
                                                                     $6,096
        --------------------------------------------------------------------------

        Rent expense was approximately $1.3 million in fiscal 1999 and $1.4 million in each of fiscal 1998 and 1997.

        7.      Comprehensive Income:

        The Company adopted SFAS No. 130, "Reporting Comprehensive Income," at the beginning of fiscal 1999. The adoption has no impact on net income or total stockholders' equity. Comprehensive income consists of net income and foreign currency translation adjustments. Accumulated other comprehensive income presented in the consolidated balance sheets consists of foreign currency translation adjustments. Foreign currency translation adjustments are not tax affected.

                                                 NOTES TO CONSOLIDATED FINANCIAL
                                                                      STATEMENTS

        8.      Employee Stock and Benefit Plans:

        Stock option and purchase plans:

        At June 26, 1999, the Company has reserved a total of 45,351,572 of its common shares for issuance to employees and certain others under its 1996 Stock Incentive Plan, 1987 Supplemental Stock Option Plan, 1983 Incentive Stock Option Plan, 1987 Employee Stock Participation Plan (ESP
        Plan), 1988 Nonemployee Director Stock Option Plan, and Supplemental Nonemployee Stock Option Plan. Under the plans, options are generally granted at a price not less than fair market value as determined by the Board at the date of grant. Subject to certain limitations, the Board has authority to make grants at prices less than fair market value. Options granted under the stock option plans described above generally vest within 5 years and expire from 5 to 10 years from the date of the grant or such shorter term as may be provided in the agreement. Under the 1987 Employee Stock Participation Plan, employees of the Company may purchase shares of common stock at a price not less than the lesser of 85% of the fair market value of the stock on the date the purchase right is granted or the date the right is exercised. During fiscal 1999, the Company received $114,281,000 of tax benefit on the exercise of nonqualified stock options and on disqualifying dispositions under stock plans ($74,253,000 in fiscal 1998 and $52,397,000 in fiscal 1997).

        Information with respect to activity under the stock option plans and ESP Plan is set forth below:

                                                                Outstanding Options
                                                           -------------------------------
                                         Shares                           Weighted Average
                                        Available          Number of            Price
                                        for Grant            Shares           Per Share
        -------------------------------------------------------------------------------
        Balance, June 30, 1996            857,824          45,850,226         $    5.93
           Shares reserved             14,530,000                  --                --
           Options granted             (8,931,886)          8,931,886         $   18.94
           Options terminated           1,172,966          (1,172,966)        $   12.70
           Options exercised                   --          (8,448,466)        $    3.71
        -------------------------------------------------------------------------------
        Balance, June 30, 1997          7,628,904          45,160,680         $    8.64
           Options granted             (7,883,730)          7,883,730         $   31.13
           Options terminated           1,408,924          (1,408,924)        $   15.14
           Options exercised                   --          (6,939,982)        $    5.36
        -------------------------------------------------------------------------------
        Balance, June 27, 1998          1,154,098          44,695,504         $   12.97
           Shares reserved              7,500,000                  --                --
           Options granted             (7,755,474)          7,755,474         $   37.86
           Options terminated           2,837,502          (2,837,502)        $   18.43
           Options exercised                   --          (7,998,030)        $    6.78
        -------------------------------------------------------------------------------
        Balance, June 26, 1999          3,736,126          41,615,446         $   18.27
        -------------------------------------------------------------------------------

        At June 26, 1999, 16,604,914 options to purchase shares of common stock were exercisable (options exercisable at June 27, 1998 and June 30, 1997 were 17,308,790 and 16,217,762, respectively).

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS

        The following table summarizes information about options outstanding at June 26, 1999:

                                          Outstanding Options                 Options Exercisable
                             -----------------------------------------    ---------------------------
                                            Weighted Average  Weighted                        Weighted
            Range of            Number          Remaining     Average         Number          Average
            Exercise         Outstanding at     Contractual   Exercise    Exercisable at      Exercise
             Prices          June 26, 1999     Life (Years)    Price       June 26, 1999       Price
        ---------------------------------------------------------------------------------------------
        $ 0.89 - $ 5.56         9,996,153           3.5        $ 3.75         9,315,451        $ 3.64
        $ 5.78 - $14.75         7,989,910           5.0        $ 8.38         4,653,848        $ 7.62
        $14.78 - $22.56         8,709,085           7.0        $17.22         1,649,436        $16.65
        $22.63 - $33.06         9,026,653           8.3        $27.79           791,309        $26.63
        $33.13 - $59.00         5,893,645           9.3        $43.32           194,870        $35.92
        ---------------------------------------------------------------------------------------------
        $ 0.89 - $59.00        41,615,446           6.3        $18.27        16,604,914        $ 7.52
        ---------------------------------------------------------------------------------------------

        Stock-based compensation:

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

        The valuation of options granted in fiscal 1999, 1998, and 1997 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                                Stock Option Plans                Employee Stock Participation Plan
                                                          --------------------------------------------------------------------------
        Fiscal year                                       1999         1998           1997          1999          1998         1997
        ----------------------------------------------------------------------------------------------------------------------------
        Expected option holding period (in years)          4.4           4.0           4.4           0.5           0.5          0.5
        Risk-free interest rate                            6.0%          6.0%          6.4%          5.4%          5.3%         5.4%
        Stock price volatility                             0.51          0.48          0.47          0.51          0.48         0.47
        Dividend yield                                      --            --            --            --            --           --
        ----------------------------------------------------------------------------------------------------------------------------

        401(k) retirement plan:

        The Company sponsors a 401(k) retirement plan [401(k) Plan] under which full-time U.S. employees may contribute, on a pretax basis, between 5% and 15% of their total annual income from the Company, subject to a maximum aggregate annual contribution imposed by the Internal Revenue Code. Company contributions to the 401(k) Plan were immaterial in fiscal 1999, 1998, and 1997.

                                                 NOTES TO CONSOLIDATED FINANCIAL
                                                                      STATEMENTS

        The Black-Scholes option pricing model was developed for use in estimating the value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the estimate of value, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the value of the options. The following is a summary of weighted average grant date values generated by application of the Black- Scholes model:

                                                                            Weighted Average Grant Date Value
        For the years ended                                           June 26, 1999    June 27, 1998    June 30, 1997
        -------------------------------------------------------------------------------------------------------------
        Stock Option Plans                                             $     19.21      $     14.59      $      9.83
        Employee Stock Participation Plan                              $      9.76      $      7.12      $      5.99
        -------------------------------------------------------------------------------------------------------------

        As required under SFAS 123, the reported net income and earnings per share have been presented to reflect the impact had the Company been required to include the amortization of the Black-Scholes option value as an expense. The adjusted amounts are as follows:

        For the years ended                                           June 26, 1999    June 27, 1998    June 30, 1997
        -------------------------------------------------------------------------------------------------------------
        Pro forma net income adjusted for SFAS 123 (in thousands)      $   158,092      $   145,204      $   121,190
        -------------------------------------------------------------------------------------------------------------
        Pro forma diluted earnings per share
           adjusted for SFAS 123                                       $      1.04      $      0.96      $      0.83
        -------------------------------------------------------------------------------------------------------------

        The effects of the disclosures above relate only to options granted after June 30, 1995. Therefore, the impact on net income recalculated under SFAS 123 is not likely to be representative of similar disclosures in future years as additional option grants will impact future disclosures.

        9.      Earnings Per Share:

        The following table sets forth the computation of basic and diluted earnings per share:

        (Amounts in thousands, except per share data)
        For the years ended                          June 26, 1999 June 27, 1998 June 30, 1997
        ---------------------------------------------------------------------------------------
        Numerator for basic earnings per share
           and diluted earnings per share
              Net Income                                $196,122      $178,144      $136,974
        ---------------------------------------------------------------------------------------
        Denominator for basic earnings per share         132,722       129,838       125,430
           Effect of dilutive securities:
              Stock options and warrants                  19,337        20,823        20,324
                                                        ---------------------------------------
        Denominator for diluted earnings per share       152,059       150,661       145,754
        ---------------------------------------------------------------------------------------
        Earnings per share:
           Basic                                        $   1.48      $   1.37      $   1.09
           Diluted                                      $   1.29      $   1.18      $   0.94
        ---------------------------------------------------------------------------------------

NOTES TO CONSOLIDATED FINANCIAL
STATEMENTS

        10.     Income Taxes:

        The provision for income taxes consists of the following:

        (Amounts in thousands)
        For the years ended  June 26, 1999      June 27, 1998       June 30, 1997
        -------------------------------------------------------------------------
        Federal
           Current             $ 84,299            $ 87,461             $54,976
           Deferred                 450              (9,200)              4,015
        State
           Current               12,004               9,305               8,225
           Deferred                 100              (1,100)                595
        Foreign
           Current                4,179               5,305               2,750
        -------------------------------------------------------------------------
                               $101,032            $ 91,771             $70,561
        -------------------------------------------------------------------------

        Pretax income from foreign operations was approximately $12.0 million, $18.0 million, and $6.4 million for the years ended June 26, 1999, June 27, 1998, and June 30, 1997, respectively.

        The Company enjoys a tax holiday with respect to its operations in Cavite, Philippines, which will expire in fiscal 2002. The impact of this holiday was to increase net income by approximately $991,000 ($0.01 diluted earnings per share) and $1,274,000 ($0.01 diluted earnings per share) during fiscal 1999 and 1998, respectively. At June 26, 1999, accumulated pretax earnings of approximately $6,663,000 are intended to be permanently reinvested outside the United States, and no federal tax has been provided on these earnings.

        The provision for income taxes differs from the amount computed by applying the statutory rate as follows:

        For the years ended               June 26, 1999    June 27, 1998     June 30, 1997
        ----------------------------------------------------------------------------------
        Federal statutory rate                35.0%             35.0%             35.0%
        State tax, net of
           federal benefit                     2.6               2.0               2.8
        General business credits              (0.7)             (1.0)             (0.7)
        Exempt earnings of Foreign
           Sales Corporation                  (2.5)             (2.0)             (2.5)
        Other                                 (0.4)               --              (0.6)
        ----------------------------------------------------------------------------------
                                              34.0%             34.0%             34.0%
        ----------------------------------------------------------------------------------

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities are as follows:

        (Amounts in thousands)                                       June 26, 1999        June 27, 1998
        ------------------------------------------------------------------------------------------------
        Deferred tax assets:
           Inventory valuation and reserves                             $ 16,679             $  8,958
           Distributor related accruals                                    9,980                8,943
           Accrued compensation                                           10,762                4,783
           Other reserves and accruals not
            currently deductible for tax reporting                        13,973               13,502
        ------------------------------------------------------------------------------------------------
        Total deferred tax assets                                         51,394               36,186
        ------------------------------------------------------------------------------------------------
        Deferred tax liabilities--fixed assets cost recovery             (21,744)              (5,986)
        ------------------------------------------------------------------------------------------------
        Net deferred tax assets                                         $ 29,650             $ 30,200
        ------------------------------------------------------------------------------------------------

                                                 NOTES TO CONSOLIDATED FINANCIAL
                                                                      STATEMENTS

        11.     Segment Information:

        The Company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information" in fiscal 1999. The new standard revises the way operating segments are reported. The Company operates and tracks its results in one operating segment. The Company designs, develops, manufactures and markets a broad range of linear and mixed-signal integrated circuits. The Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by SFAS 131.

        Enterprise-wide information is provided in accordance with SFAS 131. Geographical revenue information is based on the customer's ship-to location. Long-lived assets consist of property, plant and equipment. Property, plant and equipment information is based on the physical location of the assets at the end of each fiscal year.

        Net revenues from unaffiliated customers by geographic region were as follows:

        (Amounts in thousands)
        For the years ended    June 26, 1999      June 27, 1998       June 30, 1997
        ---------------------------------------------------------------------------
        United States            $249,923            $244,927            $188,209
        Europe                    152,769             148,245             109,849
        Pacific Rim               187,857             161,985             125,425
        Rest of World              16,416               5,063              10,227
        ---------------------------------------------------------------------------
                                 $606,965            $560,220            $433,710
        ---------------------------------------------------------------------------

        Net long-lived assets by geographic region were as follows:

        (Amounts in thousands) June 26, 1999        June 27, 1998
        --------------------------------------------------------
        United States            $264,190            $233,747
        Rest of World              25,943              21,706
        --------------------------------------------------------
                                 $290,133            $255,453
        --------------------------------------------------------

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

        The Board of Directors and Stockholders
        Maxim Integrated Products, Inc.

        We have audited the accompanying consolidated balance sheets of Maxim Integrated Products, Inc., as of June 26, 1999 and June 27, 1998, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended June 26, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxim Integrated Products, Inc., at June 26, 1999 and June 27, 1998, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 26, 1999, in conformity with generally accepted accounting principles.

                                                   /s/ ERNST & YOUNG LLP


        San Jose, California
        July 30, 1999

                                                         SELECTED FINANCIAL DATA

----------------------------------------------------------------------------------------------------------------------------------
(Amounts in thousands, except per share data)
----------------------------------------------------------------------------------------------------------------------------------
Fiscal Year                                                   1999            1998           1997           1996           1995
----------------------------------------------------------------------------------------------------------------------------------
Net revenues                                               $  606,965       $560,220       $433,710       $421,626       $250,820
----------------------------------------------------------------------------------------------------------------------------------
Cost of goods sold                                         $  189,673       $183,724       $145,307       $146,253       $103,598
Gross margin %                                                   68.8%          67.2%          66.5%          65.3%          58.7%
----------------------------------------------------------------------------------------------------------------------------------
Operating income                                           $  276,768       $255,036       $198,945       $185,890       $ 57,234
   % of net revenues                                             45.6%          45.5%          45.9%          44.1%          22.8%
----------------------------------------------------------------------------------------------------------------------------------
Net income                                                 $  196,122       $178,144       $136,974       $123,345       $ 38,906
----------------------------------------------------------------------------------------------------------------------------------
Earnings per share:
      Basic                                                $     1.48       $   1.37       $   1.09       $   1.03       $   0.34
      Diluted                                              $     1.29       $   1.18       $   0.94       $   0.87       $   0.29
----------------------------------------------------------------------------------------------------------------------------------
Shares used in the calculation of earnings per share:
      Basic                                                   132,722        129,838        125,430        120,204        115,703
      Diluted                                                 152,059        150,661        145,754        141,854        133,004
----------------------------------------------------------------------------------------------------------------------------------
Cash, cash equivalents
   and short-term investments                              $  514,706       $322,948       $223,953       $129,253       $ 92,295
Working capital                                            $  607,976       $377,723       $291,786       $176,182       $ 95,978
Total assets                                               $1,022,314       $769,492       $556,386       $417,794       $256,133
Stockholders' equity                                       $  879,216       $631,000       $465,565       $325,425       $178,710
----------------------------------------------------------------------------------------------------------------------------------

FINANCIAL HIGHLIGHTS BY QUARTER

----------------------------------------------------------------------------------------------------------------------
Unaudited
(Amounts in thousands, except per share data)
----------------------------------------------------------------------------------------------------------------------
                                                                                Quarter Ended
1999                                                     6/26/99           3/27/99           12/26/98        9/26/98
----------------------------------------------------------------------------------------------------------------------
Net revenues                                           $   159,484       $   147,188       $   145,012       $155,281
----------------------------------------------------------------------------------------------------------------------
Cost of goods sold                                     $    48,273       $    45,538       $    45,409       $ 50,453
Gross margin %                                                69.7%             69.1%             68.7%          67.5%
----------------------------------------------------------------------------------------------------------------------
Operating income                                       $    73,899       $    67,004       $    65,575       $ 70,290
   % of net revenues                                          46.3%             45.5%             45.2%          45.3%
----------------------------------------------------------------------------------------------------------------------
Net income                                             $    52,566       $    47,669       $    46,492       $ 49,395
----------------------------------------------------------------------------------------------------------------------
Earnings per share:
      Basic                                            $      0.39       $      0.36       $      0.35       $   0.38
      Diluted                                          $      0.34       $      0.31       $      0.31       $   0.33
----------------------------------------------------------------------------------------------------------------------
Shares used in calculation of earnings per share:
      Basic                                                135,235           133,762           131,309        130,581
      Diluted                                              155,622           153,981           149,972        148,660
----------------------------------------------------------------------------------------------------------------------
Market price range  - High                             $     64.81       $     55.00       $     44.94       $  36.06
                    - Low                              $     49.19       $     40.88       $     22.56       $  27.19
----------------------------------------------------------------------------------------------------------------------

                                                                                  Quarter Ended
1998                                                     6/27/98           3/28/98           12/27/97        9/27/97
----------------------------------------------------------------------------------------------------------------------
Net revenues                                           $   155,181       $   145,039       $   135,000       $125,000
----------------------------------------------------------------------------------------------------------------------
Cost of goods sold                                     $    50,424       $    47,250       $    44,550       $ 41,500
Gross margin %                                                67.5%             67.4%             67.0%          66.8%
----------------------------------------------------------------------------------------------------------------------
Operating income                                       $    70,082       $    66,242       $    61,626       $ 57,086
   % of net revenues                                          45.2%             45.7%             45.6%          45.7%
----------------------------------------------------------------------------------------------------------------------
Net income                                             $    49,201       $    46,150       $    42,829       $ 39,964
----------------------------------------------------------------------------------------------------------------------
Earnings per share:
      Basic                                            $      0.37       $      0.35       $      0.33       $   0.31
      Diluted                                          $      0.33       $      0.31       $      0.29       $   0.26
----------------------------------------------------------------------------------------------------------------------
Shares used in calculation of earnings per share:
      Basic                                                131,546           130,510           128,733        128,564
      Diluted                                              150,862           151,223           149,749        150,810
----------------------------------------------------------------------------------------------------------------------
Market price range  - High                             $     40.62       $     42.00       $     38.19       $  37.50
                    - Low                              $     27.62       $     28.50       $     28.50       $  27.94
----------------------------------------------------------------------------------------------------------------------

                                                BOARD OF DIRECTORS AND CORPORATE
                                                                        OFFICERS

BOARD OF DIRECTORS

John F. Gifford
    Chairman of the Board, President
    and Chief Executive Officer
James R. Bergman
    Director
    General Partner of DSV Partners
B. Kipling Hagopian
    Director
    Special Limited Partner of Brentwood Venture Capital
    Partner, Apple/Oaks Partners LLC
Dr. A. R. Frank Wazzan
    Director
    Dean of Engineering & Applied Sciences at
    University of California, Los Angeles

CORPORATE OFFICERS

John F. Gifford
    Chairman of the Board, President
    and Chief Executive Officer
Frederick G. Beck
    Vice President
Ziya G. Boyacigiller
    Vice President
Tunc Doluca
    Vice President
Laszlo V. Gal, Ph.D.
    Vice President
Anthony C. Gilbert
    Corporate Secretary
Richard C. Hood
    Vice President
Kenneth J. Huening
    Vice President
Carl W. Jasper
    Vice President and Chief Financial Officer
Nasrollah Navid, Ph.D.
    Vice President
Pirooz Parvarandeh
    Vice President
Charles G. Rigg
    Vice President
Robert F. Scheer
    Vice President
Vijay Ullal
    Vice President

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

        STOCK LISTING

        At June 26, 1999, there were approximately 1,239 stockholders of record of the Company's common stock. Maxim common stock is traded on the NASDAQ National Market under the symbol MXIM. The Company has never paid cash dividends on its common stock and has no present plans to do so.

        ANNUAL MEETING

        The annual meeting of stockholders will be on Thursday, November 18, 1999 at 11:00 a.m. at the Company's Event Center, 433 Mathilda Avenue, Sunnyvale, California 94086.

                                    COVER 3

                                    COVER 4