Form 10-K, Exhibit 13
period 2000-06-24
MAXIM INTEGRATED PRODUCTS INC
filed 2000-09-22
CIK 743316

                                                                    EXHIBIT 13.1


COVER 1

This Annual Report and the documents incorporated herein by reference contain forward-looking statements that have been made pursuant to and in reliance on the provisions of the Private Securities Litigation Reform Act of 1995.

Forward-looking statements include (a) projections relevant to future revenue, income, earnings, capital expenditures, capital structure, sufficiency of cash funds and other financial items, (b) statements of plans or objectives of the Company's management for future operations, including, without limitation, the Company's goal of becoming a $3.5 billion company and its execution in this regard; facilities, operations, and capacity expansion; composition of our customer base; plans or objectives relating to the Company's expenses, products, their development, manufacture, marketing, and sale, (c) statements of future economic performance including, without limitation, the Company's position to meet the growing demand for analog solutions, (d) statements regarding bookings and backlog, and (e) statements of any assumptions underlying or relating to any of the foregoing. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions relating to the future are intended to identify forward-looking statements.

All forward-looking statements are based on the Company's current outlook, expectations, estimates, projections, beliefs, and plans or objectives about its business and its industry. These statements are not guarantees of future performance and are subject to risk and uncertainty. There are numerous factors that could cause the Company's actual results to differ materially from results predicted or implied. Important factors affecting the Company's ability to achieve future revenue growth include whether, and the extent to which, demand for the Company's products increases and reflects real end-user demand; whether customer cancellations and delays of outstanding orders increase; whether the Company is able to manufacture in a correct mix to respond to orders on hand and new orders received in the future; whether the Company is able to achieve its new product development and introduction goals, including, without limitation, goals for recruiting, retaining, training, and motivating engineers, particularly design engineers, and goals for conceiving and introducing timely new products that are well received in the marketplace; whether the Company is able to effectively and successfully expand manufacturing operations to meet increased demand for the Company's products; and whether the Company is able to successfully commercialize its new technologies, such as its next-generation high-frequency technologies, that it has been investing in by designing and introducing new products based on these new technologies.

Other important factors that could cause actual results to differ materially from those predicted include overall worldwide economic conditions; demand for electronic products and semiconductors generally; demand for the end-user products for which the Company's semiconductors are suited; timely availability of raw material, equipment, supplies, and services; unanticipated manufacturing problems; technological and product development risks; and competitors that may outperform the Company.

Readers should also carefully review future reports and documents that the Company files from time to time with the Securities and Exchange Commission, such as its Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q (particularly the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors") and any current reports on Form 8-K. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information relating to existing conditions, future events or otherwise.

Established in 1983, Maxim Integrated Products is a worldwide leader in design, development, manufacture, and marketing of linear and mixed-signal integrated circuits. Maxim circuits "connect" the real world and digital world by detecting, measuring, amplifying, and converting real world signals, such as temperature, pressure, sound, voice, or light, into the digital signals necessary for computer processing. Products include data converters, interface circuits, microprocessor supervisors, operational amplifiers, power supplies, multiplexers, switches, battery chargers, battery management circuits, RF circuits, fiber optic transceivers, sensors, and voltage references. Our products are used in a wide variety of microprocessor-based electronics equipment, including personal computers and peripherals, process control, instrumentation, test equipment, handheld devices, wireless and fiber communications, and video displays.

Maxim markets over 2,100 products, of which over 1,800 are proprietary. Net revenues were $864.9 million for the year ended June 24, 2000. The Company has over 4,100 employees. Our headquarters is in Sunnyvale, California, and we have facilities in San Jose, California; Beaverton, Oregon; Cavite, the Philippines; and other locations worldwide.

Maxim's mission is to continuously invent high-quality analog engineering solutions that add value to our customers' microprocessor-based electronics worldwide. We have consistently increased our stockholders' equity by meeting our cost and performance goals, minimizing time-to-market, and maximizing our engineering productivity.


                     Table of Contents
                     -----------------
Financial Highlights ...........................       4
Letter To Our Stockholders .....................       5
Quarterly Highlights ...........................       8
Financial Information ..........................      11
Board of Directors and Corporate Officers ......      37
Corporate Data, Stockholder Information ........      38

FINANCIAL HIGHLIGHTS

(Amounts in thousands, except share data)   FY2000        FY1999        FY1998
                                           --------      --------      ---------
Net revenues                               $864,924      $606,965      $560,220
Net income                                 $280,619      $196,122      $178,144
Earnings per share--diluted                $   0.88      $   0.64      $   0.59

                                  Net Revenues
                             (dollars in millions)

                                   [BAR GRAPH]

                              Twelve Months Ending

                                Operating Income
                          (percentage of net revenues)

                                  [BAR GRAPH]

                              Twelve Months Ending

                              Stockholders' Equity
                             (dollars in millions)

                                  [BAR GRAPH]

                                                             TO OUR STOCKHOLDERS

                                                                         [PHOTO]


Four years ago, when we developed our 5-year plan, it seemed possible that we could become a $1 billion company in fiscal year 2001, if our four business units executed their new product development, manufacturing, and marketing plans. Four years later in fiscal 2000, our annual bookings have well exceeded this $1 billion target, our four business units have increased to eight, and they have introduced more products in a single quarter than in all of fiscal 1995. Our fourth quarter fiscal 2000 revenues exceeded those for the entire 1995 fiscal year. We certainly have come a long way since 1995. Today, we are working toward our goal of becoming a $3.5 billion company, and toward that end we are executing well on all fronts.


FINANCIAL HIGHLIGHTS

Maxim ended fiscal 2000 with net revenues of $864.9 million. Operating income for fiscal 2000 was $385.4 million. The Company increased cash and short-term investments by $126.2 million after paying $257.0 million for 5.8 million shares of its common stock and $154.6 million for capital equipment, properties, and facilities. Diluted earnings per share for fiscal 2000 were $0.88. Total assets increased to $1.3 billion. Stockholders' equity grew to $1.1 billion. Return on average stockholders' equity for fiscal 2000 was 28.1%. We believe that this return, one of the highest in the industry, confirms that the Company continued to make good product and capacity investment decisions with stockholders' assets.


A RECORD-BREAKING YEAR FOR NEW PRODUCT INTRODUCTIONS

Maxim introduced a record 383 products during the 12-month product announcement year ending in July 2000, a 35% increase over last year's record of 284 products. As a television anchor noted, "That's more than one new product per day, including weekends!" These products, which are important to our revenues in fiscal 2003 through fiscal 2005 and beyond, are being designed into a wide spectrum of end equipment, including testers, medical devices, notebook computers, cellular phones, optical switches, set-top boxes, video displays, GPS receivers, digital cameras, and industrial controls.


MEETING THE UNPRECEDENTED DEMAND FOR OUR PRODUCTS

Worldwide bookings for the year exceeded our expectations, and demand for our products increased steadily as the year progressed.

The Maxim management team learned from the manufacturing and planning challenges of fiscal 1996, when unprecedented customer demand and capacity constraints led to delivery delays, double bookings, and subsequently inventory buildup in the sales channel. During fiscal 2000, we consistently kept our manufacturing capacity level ahead of our shipment level and were guided by our detailed estimate of end market consumption for our products. We monitored distribution orders to avoid shipping product for

TO OUR STOCKHOLDERS


inventory rather than for customer consumption. We worked closely with our key customers and met our commitments to them to ensure that our lead times did not impede their production schedules. We built die bank inventory to enable us to respond more quickly to turns orders and accurately anticipated what our customers would need.

We believe that our micromanagement of our manufacturing schedules enabled us to meet our customers' needs more effectively than most of our competitors and certainly added to our reputation as a dependable and trustworthy supplier to our strategic customer base.

WE HAVE NOT BEEN CAPACITY CONSTRAINED

In anticipation of continued strong demand for our products, we increased quarterly manufacturing capacity at our two wafer fabs by over 80% during the year. These facilities also achieved significant quality and productivity improvements. Additional capacity expansion is planned for the coming year in anticipation of continued growth in the fiscal 2002 to fiscal 2003 timeframe. Our San Jose fabrication facility, which was responsible for over 35% of our manufacturing in fiscal 2000, is expected to double its capacity by the end of fiscal 2002. Our Beaverton fabrication facility is undergoing an expansion that is expected to add 40,000 square feet of wafer fabrication capacity in fiscal 2001 for use in fiscal 2002.

During fiscal 2001, we intend to expand our offshore test operations, doubling our existing Philippines test facility and adding a new facility in Thailand. We anticipate that our test facilities will be capable of processing 350 million units per quarter by the end of fiscal 2001 and twice that number in fiscal 2002.

Over the past several years, the Maxim headquarters location has been unable to expand at the same rate as our growing employee population. To avoid leaving what has been our home for more than 10 years, we are in the process of building a new 120,000-square-foot headquarters building on our San Gabriel Drive campus, scheduled for completion in November 2000. This building will enable us to consolidate our technical personnel and should accommodate our needs at headquarters through fiscal 2003.

MAXIM REMAINS THE ENGINEER'S COMPANY

Maxim's advanced products and processes, excellent mentoring program, and financial rewards make the Company an extremely desirable place to work for creative and productive engineers, especially when compared to companies in unstable, unproven industries and those in our industry with inconsistent results and career uncertainties. For most technologists, compensation is second to job satisfaction. Maxim creates a unique environment for the most talented engineers to develop products that help other people and companies achieve their goals.

                                                             TO OUR STOCKHOLDERS


MAXIM LEADS THE WAY IN CUSTOMER SERVICE, ELECTRONIC COMMERCE

As Maxim has grown in size and stature in the electronics industry, relationships with key customers have become strategic and mutually beneficial. Industry leaders in microprocessor-based electronics and digital communications are increasingly looking forward to innovations from Maxim to win in today's competitive marketplace.

Maxim was a pioneer of Internet technologies in 1996 when we put all of our technical literature online for access by engineers worldwide. Since then, we have focused on the Internet as an important communications tool and have an extensive technical website with literature in a variety of different languages. This year, we were among the first in our industry to offer an electronic commerce alternative to our customers, who can now place orders online of any volume at any time. Maxim is strongly committed to being at the forefront of new enabling business-to-business technology as a way of better serving our growing international customer base.

MAXIM AND THE INFORMATION AGE

The world is at the dawning of the Information Age, an unprecedented period of economic growth driven by technologies that deliver written and oral data. Computer technology, networking technology, and digital communications are delivering data to people worldwide, enabling them to improve their productivity, their quality of life, and in fact create other businesses.

Maxim's analog and mixed-signal circuits enable the technologies that drive this Information Age. For this reason, we believe that our growth is not confined to a business cycle; demand for our products will continue to be strong as the global demand for data increases in developed and developing countries. We feel confident that this year's accomplishments strongly position us to meet this growing demand for high-quality, high-performance innovative analog solutions.

Sincerely,

/s/ JOHN F. GIFFORD
----------------------------------
John F. Gifford
President, Chief Executive Officer
and Chairman of the Board

QUARTERLY HIGHLIGHTS


        First Quarter FY00

        -       Net revenues of $180.0 million

        -       Net income of $58.4 million ($0.19 diluted earnings per share)


                                  Net Revenues
                             (dollars in millions)

                                  [BAR GRAPH]


                                Operating Income
                          (percentage of net revenues)

                                  [BAR GRAPH]


                              Stockholders' Equity
                             (dollars in millions)

                                  [BAR GRAPH]


        Second Quarter FY00

        -       Net revenues of $201.7 million

        -       Net income of $64.6 million ($0.20 diluted earnings per share)


                                  Net Revenues
                             (dollars in millions)

                                  [BAR GRAPH]


                                Operating Income
                          (percentage of net revenues)

                                  [BAR GRAPH]


                              Stockholders' Equity
                             (dollars in millions)

                                  [BAR GRAPH]

                                                            QUARTERLY HIGHLIGHTS


        Third Quarter FY00

        -       Net revenues of $226.5 million

        -       Net income of $74.7 million ($0.23 diluted earnings per share)


                                  Net Revenues
                             (dollars in millions)

                                  [BAR GRAPH]


                                Operating Income
                          (percentage of net revenues)

                                  [BAR GRAPH]


                              Stockholders' Equity
                             (dollars in millions)

                                  [BAR GRAPH]


        Fourth Quarter FY00

        -       Net revenues of $256.6 million

        -       Net income of $82.9 million ($0.26 diluted earnings per share)


                                  Net Revenues
                             (dollars in millions)

                                  [BAR GRAPH]


                                Operating Income
                          (percentage of net revenues)

                                  [BAR GRAPH]


                              Stockholders' Equity
                             (dollars in millions)

                                  [BAR GRAPH]

                                                           FINANCIAL INFORMATION


Management's Discussion and Analysis of Financial Condition and Results of Operations .... 12

Consolidated Balance Sheets .............................................................. 18

Consolidated Statements of Income ........................................................ 19

Consolidated Statements of Stockholders' Equity .......................................... 20

Consolidated Statements of Cash Flows .................................................... 21

Notes to Consolidated Financial Statements ............................................... 22

Report of Ernst & Young LLP, Independent Auditors ........................................ 34

Selected Financial Data .................................................................. 35

Financial Highlights by Quarter .......................................................... 36

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF OPERATIONS:

Net Revenues   Maxim Integrated Products, Inc. (the "Company") reported net revenues of $864.9 million in fiscal 2000, a 42.5% increase from net revenues of $607.0 million in fiscal 1999. This increase in net revenues for fiscal 2000 is related primarily to higher unit shipments resulting from continued introduction of new proprietary products, increased market acceptance of the Company's existing proprietary and second-source products, and an increase in market demand for analog semiconductor products in general.

                                  Net Revenues
                             (dollars in millions)

                                  [BAR GRAPH]


The Company's net revenues of $607.0 million for fiscal 1999 represented an increase of 8.3% from net revenues of $560.2 million for fiscal 1998. This increase was primarily related to higher unit shipments resulting from continued introduction of new proprietary products and increased market acceptance of the Company's existing proprietary and second-source products.

Approximately 57%, 59%, and 56% of the Company's net revenues in fiscal 2000, 1999, and 1998, respectively, were derived from customers located outside the United States, primarily in the Pacific Rim and Europe. While the majority of these sales are denominated in U.S. dollars, the Company enters into foreign currency forward contracts to mitigate its risks on firm commitments and net monetary assets denominated in foreign currencies. The impact of changes in foreign exchange rates on net revenues and the Company's results of operations for fiscal 2000, 1999, and 1998 was immaterial.

Gross Margin   The Company's gross margin as a percentage of net revenues was
69.9% in fiscal 2000 compared to 68.8% in fiscal 1999. The improvement in gross margin from fiscal 1999 to fiscal 2000 was principally due to production efficiencies obtained through economies of scale and cost reductions. The increase in gross margin for fiscal 2000 was offset by $27.1 million recorded to write down certain manufacturing equipment to net realizable value, increased inventory reserves of $3.3 million, $3.0 million recorded for royalty expense, and Medicare taxes on realized gains from the exercise of employee stock options. Due to a recent accounting interpretation by the Financial Accounting Standards Board, the Company must expense these Medicare taxes. Previously these tax payments were recorded within Stockholders' Equity as an offset against the proceeds received from the exercise of stock options. Gross margin for fiscal


                                  Gross Margin
                          (percentage of net revenues)

                                  [BAR GRAPH]

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


1999 was negatively impacted by an increase in inventory reserves of $8.0 million, $7.5 million expensed for negative manufacturing variances, charges of $3.6 million recorded to obsolete a 4-inch wafer fabrication facility, and $2.7 million recorded to write down certain manufacturing equipment to net realizable value.

The Company's gross margin as a percentage of net revenues was 68.8% in fiscal 1999 compared to 67.2% in fiscal 1998. The improvement in gross margin in fiscal 1999 was principally due to production efficiencies obtained through economies of scale and cost reductions. Gross margin for fiscal 1998 was negatively impacted by an increase in inventory reserves of $10.4 million and $8.2 million recorded to write down certain manufacturing equipment to net realizable value. The increase in gross margin for fiscal 1999 was offset by the items previously noted.

Research and Development   Research and development expenses were $142.3 million
and $88.2 million for fiscal 2000 and 1999, respectively, which represented 16.4% and 14.5% of net revenues, respectively. The increase in research and development expenses both in terms of absolute dollars and as a percentage of net revenues is due to the Company's continuous efforts to introduce new products. Specifically, research and development expenses increased in fiscal 2000 due to increased headcount and related employee expenses to continue product development to support revenue growth, increased wafer and mask expenses to support new product development, $8.1 million recorded to write down certain equipment to net realizable value, and expenses for Medicare taxes on realized gains from the exercise of employee stock options.

                             Research & Development
                             (dollars in millions)

                                  [BAR GRAPH]


Research and development expenses were $88.2 million and $72.2 million in 1999 and 1998, respectively, which represented 14.5% and 12.9% of net revenues, respectively. The increase in research and development expenses both in terms of absolute dollars and as a percentage of net revenues was due primarily to increased headcount and wafer and mask expenses to support new product development.

The Company intends to continue increasing its research and development expenditures in absolute dollars in future periods. The level of research and development expenditures as a

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


percentage of net revenues will vary from period to period, depending, in part, on the level of net revenues.

Selling, General and Administrative    Selling, general and administrative
expenses were $77.1 million and $52.3 million in fiscal 2000 and 1999, respectively, which represented 8.9% and 8.6% of net revenues, respectively. The increase in selling, general and administrative expenses is primarily due to increased headcount and related employee expenses to support the Company's higher revenues, charges recorded primarily for technology licensing of $15.0 million, and expenses for Medicare taxes on realized gains from the exercise of employee stock options.

                       Selling, General & Administrative
                             (dollars in millions)

                                  [BAR GRAPH]


Selling, general and administrative expenses were $52.3 million and $49.3 million in fiscal 1999 and 1998, respectively, which represented 8.6% and 8.8% of net revenues, respectively. The increase in selling, general, and administrative expenses in absolute dollars in fiscal 1999 was primarily due to additional headcount and related employee expenses to support the Company's increased level of revenues.

Interest Income and Other, Net    Interest income and other, net increased to
$39.8 million in fiscal 2000 from $20.4 million in fiscal 1999. This increase was due to higher levels of invested cash, cash equivalents, and short-term investments and higher average interest rates. In addition, included within interest income and other, net in fiscal 2000 is a $4.5 million gain from the cash sale of the Company's 50% interest in its high frequency packaging and assembly subsidiary and a $5.6 million gain from the sale of an investment in an unrelated test equipment company.

Interest income and other, net was $20.4 million in fiscal 1999 compared to $14.9 million in fiscal 1998. The increase in interest income and other, net in fiscal 1999 was primarily due to higher levels of invested cash, cash equivalents, and short-term investments.

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment portfolio. Under its investment policy, the Company invests exclusively in U.S. Treasury and Federal Agency debt securities with a maturity of one year or less. Investments mature at frequent intervals during the year, at which time the funds are available for use in the business, or for reinvestment, as

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


cash demands dictate. This policy is intended to reduce default risk, market risk, and reinvestment risk. The Company does not use derivative financial instruments in its investment portfolio. The fair value of the Company's investment portfolio or related interest income would not be significantly impacted by a material change in interest rates, due to the short-term nature of the Company's investment portfolio. At June 24, 2000, the Company investment portfolio had an expected weighted average return of 6.2% and a weighted maturity of 222 days.

Provision for Income Taxes    The effective tax rate was 34% for fiscal 2000,
1999, and 1998.

OUTLOOK:

Both end market and net bookings for the Company increased throughout fiscal 2000. These increases occurred in all geographic locations and were due in large part to a significant increase in demand for the Company's products targeting wireless and wired communications, portable equipment, networks, and broad-based industrial applications.

At the end of the fourth quarter of fiscal 2000, backlog shippable within the next 12 months was approximately $420 million (compared to $166 million at the end of fiscal 1999 and $171 million at the end of fiscal 1998). While bookings and backlog were at record levels for the Company, turns orders as a percent of bookings had decreased during fiscal 2000 to the more historic level of 30% by the end of fiscal 2000. Turns orders are customer orders that are for delivery within the same quarter and may result in revenue within the same quarter if the Company has available inventory that matches those orders. Because the Company's backlog of orders at any point is not necessarily based on firm, noncancelable orders and because the Company's customers do in fact routinely cancel orders for their own convenience with little notice, backlog has limited value as a predictor of future revenues.

The Company's ability to increase its revenues and earnings in the first quarter of fiscal 2001 and beyond will depend on a variety of factors, including particularly continued growth in end-market bookings and net bookings and continued ability to manufacture efficiently and in the correct mix to match orders.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


FINANCIAL CONDITION:

Overview    Total assets grew to $1,349.8 million at the end of fiscal 2000, up from $1,022.3 million at the end of fiscal 1999. The increase is primarily due to favorable operating results for the year. Net accounts receivable increased to $147.2 million at the end of fiscal 2000 from $79.3 million at the end of fiscal 1999, primarily due to an overall increase in sales volume. Net property, plant, and equipment increased to $411.3 million at the end of fiscal 2000 from $290.1 million at the end of fiscal 1999, reflecting the Company's efforts to expand manufacturing operations to meet increased demand for its products. Net inventory grew to $58.6 million in fiscal 2000 from $45.3 million in fiscal
1999 due to higher manufacturing production to support the Company's higher revenue levels.

Liquidity and Capital Resources    The Company's primary source of funds for
fiscal 2000, 1999, and 1998 has been from net cash generated from operating activities of approximately $483.8 million, $306.2 million, and $295.5 million, respectively. In addition, the Company received approximately $79.3 million, $51.1 million, and $37.2 million of proceeds from the exercises of stock options and purchases of common stock under the Employee Stock Participation Plan during fiscal 2000, 1999, and 1998, respectively.

                            Cash, Cash Equivalents &
                             Short-Term Investments
                             (dollars in millions)

                                  [BAR GRAPH]


Another source of cash from the Company's option programs is the tax deductions that arise from exercise of options. These tax benefits amounted to $135.7 million, $114.3 million, and $74.3 million in fiscal 2000, 1999, and 1998, respectively. It has been the Company's policy to reduce the dilution effect from stock options by repurchasing its common stock from time to time in amounts based on estimates of proceeds from stock option exercises and of tax benefits related to such exercises. The Company plans to continue this policy although, at management's discretion, it may repurchase its common stock in amounts significantly in excess of or below such estimates.

The principal uses of funds for fiscal 2000, 1999, and 1998 were repurchases of $257.0 million, $113.9 million, and $123.1 million of the Company's common stock, and purchases of property, plant and equipment of $176.1 million, $54.3 million, and $109.4 million, respectively. In fiscal 2000, $24.8 million of the $176.1 million in capital purchases was for a building and land located in Hillsboro, Oregon. This facility is part of the Company's

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS


plan to expand manufacturing operations to meet increased customer demand. In fiscal 1998, $42.0 million of the $109.4 million in capital purchases was for a sub-micron wafer fabrication facility located in San Jose, California.

As of June 24, 2000, the Company's available funds consisted of $640.9 million in cash, cash equivalents, and short-term U.S. Treasury and Federal Agency debt securities. The Company anticipates that the available funds and cash generated from operations will be sufficient to meet cash and working capital requirements, including its anticipated level of capital expenditures, through the end of fiscal 2001.

CONSOLIDATED BALANCE SHEETS


(Amounts in thousands, except share data)                        JUNE 24, 2000     June 26, 1999
-----------------------------------------                        -------------     -------------
Assets
Current assets:
   Cash and cash equivalents                                      $    53,057       $    34,126
   Short-term investments                                             587,889           480,580
                                                                  -----------       -----------
        Total cash, cash equivalents and
        short-term investments                                        640,946           514,706
                                                                  -----------       -----------
   Accounts receivable (net of allowance for doubtful
     accounts of $1,771 in 2000 and $1,485 in 1999)                   147,184            79,330
   Inventories                                                         58,593            45,283
   Deferred tax assets                                                 67,500            47,850
   Income tax refund receivable                                         5,186            36,649
   Other current assets                                                12,010             5,056
                                                                  -----------       -----------
                 Total current assets                                 931,419           728,874
                                                                  -----------       -----------
Property, plant and equipment, at cost, less
accumulated depreciation                                              411,342           290,133
Other assets                                                            7,022             3,307
                                                                  -----------       -----------
                 Total assets                                     $ 1,349,783       $ 1,022,314
                                                                  -----------       -----------
Liabilities and Stockholders' Equity
Current liabilities:
   Accounts payable                                               $    54,318       $    40,257
   Income taxes payable                                                 9,503             2,484
   Accrued salaries                                                    41,450            26,364
   Accrued expenses                                                    86,256            35,477
   Deferred income on shipments to distributors                        16,924            16,316
                                                                  -----------       -----------
                 Total current liabilities                            208,451           120,898
                                                                  -----------       -----------
Other liabilities                                                       4,000             4,000
Deferred tax liabilities                                               19,500            18,200
Commitments and contingencies
                                                                  -----------       -----------
                 Total liabilities                                    231,951           143,098
                                                                  -----------       -----------
Stockholders' equity:
   Preferred stock, $0.001 par value;
     Authorized:  2,000,000 shares;
     Issued and outstanding:  none                                         --                --
   Common stock, $0.001 par value;
     Authorized:  480,000,000 shares;
     Issued and outstanding:  282,795,178 in 2000
        and 271,670,752 in 1999                                           283               272
   Additional paid-in capital                                          90,364           132,378
   Retained earnings                                                1,028,655           748,036
   Accumulated other comprehensive income                              (1,470)           (1,470)
                                                                  -----------       -----------
                 Total stockholders' equity                         1,117,832           879,216
                                                                  -----------       -----------
                 Total liabilities and stockholders' equity       $ 1,349,783       $ 1,022,314
                                                                  -----------       -----------

See accompanying notes to Consolidated Financial Statements.

                                               CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)
For the years ended                                                  JUNE 24, 2000       June 26, 1999       June 27, 1998
---------------------------------------------                        -------------       -------------       -------------
Net revenues                                                            $864,924            $606,965            $560,220
Cost of goods sold                                                       260,171             189,673             183,724
                                                                        --------            --------            --------
            Gross margin                                                 604,753             417,292             376,496
                                                                        --------            --------            --------
Operating expenses:
   Research and development                                              142,279              88,249              72,204
   Selling, general and administrative                                    77,082              52,275              49,256
                                                                        --------            --------            --------
            Total operating expenses                                     219,361             140,524             121,460
                                                                        --------            --------            --------
            Operating income                                             385,392             276,768             255,036
Interest income and other, net                                            39,789              20,386              14,879
                                                                        --------            --------            --------
            Income before provision for income taxes                     425,181             297,154             269,915
Provision for income taxes                                               144,562             101,032              91,771
                                                                        --------            --------            --------
            Net income                                                  $280,619            $196,122            $178,144
                                                                        --------            --------            --------
Earnings per share:
            Basic                                                       $   1.01            $   0.74            $   0.69
            Diluted                                                     $   0.88            $   0.64            $   0.59
                                                                        --------            --------            --------
Shares used in the calculation of earnings per share:
            Basic                                                        277,640             265,444             259,676
            Diluted                                                      317,832             304,118             301,322
                                                                        --------            --------            --------

See accompanying notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                             Common
                                                              Stock          Additional                    Other
                                                     ----------------------   Paid-In      Retained     Comprehensive
(Amounts in thousands, except share data)               Shares    Par Value   Capital      Earnings        Income          Total
-----------------------------------------            -----------  ---------  ----------   -----------   -------------  ------------
BALANCE, JUNE 30, 1997                               254,917,008   $  254    $   92,647   $   373,770    $   (1,106)   $    465,565
Components of comprehensive income:
   Net income                                                 --       --            --       178,144            --         178,144
   Translation adjustment                                     --       --            --            --        (1,057)         (1,057)
                                                                                                                       ------------
     Total comprehensive income                                                                                              177,087
                                                                                                                       ------------
Exercise of stock options under
   the Stock Option and Purchase Plans                13,879,964       14        37,215            --            --          37,229
Repurchase of common stock                            (7,292,280)      (6)     (123,128)           --            --        (123,134)
Tax benefit on exercise of non-qualified stock
   options and disqualifying dispositions
   under stock plans                                          --       --        74,253            --            --          74,253
                                                     -----------  ---------  ----------   -----------   -------------  ------------
BALANCE, JUNE 27, 1998                               261,504,692      262        80,987       551,914        (2,163)        631,000
Components of comprehensive income:
   Net income                                                 --       --            --       196,122            --         196,122
   Translation adjustment                                     --       --            --            --           693             693
                                                                                                                       ------------
     Total comprehensive income                                                                                              196,815
                                                                                                                       ------------
Exercise of stock options under the Stock Option
   and Purchase Plans                                 15,996,060       16        51,047            --            --          51,063
Repurchase of common stock                            (5,830,000)      (6)     (113,937)           --            --        (113,943)
Tax benefit on exercise of non-qualified
   stock options and disqualifying
   dispositions under stock plans                             --       --       114,281            --            --         114,281
                                                     -----------  ---------  ----------   -----------   -------------  ------------
BALANCE, JUNE 26, 1999                               271,670,752      272       132,378       748,036        (1,470)        879,216
Components of comprehensive income:
   Net income                                                 --       --            --       280,619            --         280,619
                                                                                                                       ------------
     Total comprehensive income                                                                                             280,619
                                                                                                                       ------------
Exercise of stock options under the
   Stock Option and Purchase Plans                    16,879,426       17        79,271            --            --          79,288
Repurchase of common stock                            (5,755,000)      (6)     (257,000)           --            --        (257,006)

Tax benefit on exercise of non-qualified
   stock options and disqualifying
   dispositions under stock plans                             --       --       135,715            --            --         135,715
                                                     -----------  ---------  ----------   -----------   -------------  ------------
BALANCE, JUNE 24, 2000                               282,795,178   $  283    $   90,364   $ 1,028,655    $   (1,470)      1,117,832
                                                     -----------  ---------  ----------   -----------   -------------  ------------


See accompanying notes to Consolidated Financial Statements.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)
Increase (decrease) in cash and cash equivalents
For the years ended                                                       JUNE 24, 2000    June 26, 1999   June 27, 1998
------------------------------------------------                          --------------   -------------   -------------
Cash flows from operating activities:
Net income                                                                   $ 280,619       $ 196,122       $ 178,144
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation, amortization, and other                                        19,731          17,639          15,082
   Reduction of equipment value                                                 35,200           2,700          12,342
   Changes in assets and liabilities:
     Accounts receivable                                                       (67,854)         22,591         (10,279)
     Inventories                                                               (13,310)           (576)         (7,874)
     Deferred taxes                                                            (18,350)            550         (10,300)
     Income tax refund receivable                                               31,463         (36,649)             --
     Other current assets                                                       (6,954)         (1,017)           (960)
     Accounts payable                                                           14,061           5,088           9,920
     Income taxes payable                                                      142,734          89,353          90,749
     Deferred income on shipments to distributors                                  608          (7,370)          7,350
     All other accrued liabilities                                              65,865          17,816          11,305
                                                                             ---------       ---------       ---------
Net cash provided by operating activities                                      483,813         306,247         295,479
                                                                             ---------       ---------       ---------
Cash flows from investing activities:
Additions to property, plant and equipment, net                               (176,140)        (54,326)       (109,426)
   Other non-current assets                                                     (3,715)          2,717          (1,153)
   Purchases of available-for-sale securities                                 (531,039)       (571,083)       (384,305)
   Proceeds from maturities of held-to-maturity securities                          --              --           5,800
   Proceeds from sales/maturities of available-for-sale securities             423,730         396,712         277,687
                                                                             ---------       ---------       ---------
Net cash used in investing activities                                         (287,164)       (225,980)       (211,397)
                                                                             ---------       ---------       ---------
Cash flows from financing activities:
   Issuance of common stock                                                     79,288          51,063          37,229
   Repurchase of common stock                                                 (257,006)       (113,943)       (123,134)
                                                                             ---------       ---------       ---------
Net cash used in financing activities                                         (177,718)        (62,880)        (85,905)
                                                                             ---------       ---------       ---------
Net increase (decrease) in cash and cash equivalents                            18,931          17,387          (1,823)
Cash and cash equivalents:
   Beginning of year                                                            34,126          16,739          18,562
                                                                             ---------       ---------       ---------
   End of year                                                               $  53,057       $  34,126       $  16,739
                                                                             ---------       ---------       ---------

Supplemental disclosures of cash flow information:
Cash paid (refund received), net during the year for:
                                                                             ---------       ---------       ---------
   Income taxes                                                              $ (12,697)      $  43,316       $   8,293
                                                                             ---------       ---------       ---------


See accompanying notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.      Nature of Operations:

Maxim Integrated Products, Inc. (the Company) designs, develops, manufactures, and markets linear and mixed-signal integrated circuits. Products include data converters, interface circuits, microprocessor supervisors, operational amplifiers, power supplies, multiplexers, switches, battery chargers, battery management circuits, RF circuits, fiber optic transceivers, sensors, and voltage references. Maxim Integrated Products, Inc., is a global company with manufacturing facilities in the United States, testing facilities in the Philippines and Thailand, and sales offices throughout the world. The Company's products are sold to customers in numerous markets, including data processing, telecommunications, networking, industrial control, instrumentation, and military markets.

2.      Summary of Significant Accounting Policies:

Basis of presentation:
The consolidated financial statements include the accounts of Maxim Integrated Products, Inc., and all of its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated. The Company has a 52-to-53-week fiscal year that ends on the last Saturday in June. Accordingly, every sixth or seventh fiscal year will be a 53-week fiscal year. Fiscal years 2000, 1999, and 1998 were 52-week years. Fiscal year 2001 will be a 53-week year.

Certain amounts in the prior-year financial statements have been reclassified to conform to the current year's presentation.

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

Foreign currency translation and remeasurement:

The U.S. dollar is the functional currency for the Company's foreign operations. Using the U.S. dollar as the functional currency, monetary assets and liabilities are remeasured at the year-end exchange rates. Certain non-monetary assets and liabilities are remeasured using historical rates. Statements of operations are remeasured at the average exchange rates during the year. Net gains and losses from foreign currency remeasurements have been minimal and are included in selling, general and administrative expenses.

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

Stock split:

On December 22, 1999, the Company effected a two-for-one stock split in the form of a stock dividend. All share and per share amounts from prior periods have been adjusted to reflect this stock split.

New accounting pronouncements:

Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities," was issued by the Financial Accounting Standards Board in June 1998. The standard will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings, or be recognized in other comprehensive income until the hedged item is recognized in earnings. The change in a derivative's fair value related to the ineffective portion of a hedge, if any, will be immediately recognized in earnings. The Company will adopt this standard as of the beginning of fiscal year 2001. The effect of adopting the standard is not expected to have a material effect on the Company's financial position or results of operations.

The Securities and Exchange Commission (SEC) issued in December 1999 SEC Staff Accounting Bulletin No. 101 (SAB101), "Revenue Recognition in Financial Statements." SAB101 addresses the SEC's views and provides guidance in applying generally accepted accounting principles to revenue recognition in financial statements and must be adopted by the Company in the fourth quarter of fiscal 2001. The effect of adopting SAB101 is not expected to have a material effect on the Company's financial position or results of operations.

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

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Concentration of credit risk:

Due to the Company's credit evaluation and collection process, bad debt expenses have been immaterial. Credit risk with respect to trade receivables is limited, because a large number of geographically diverse customers make up the Company's customer base, thus spreading the credit risk. A significant portion of the Company's revenues is made through domestic and international distributors. One distributor accounted for approximately 11% of net revenues in fiscal 2000. No distributor accounted for greater than 10% of net revenues in fiscal 1999 and 1998. No OEM customer accounted for more than 4% of net revenues in each of fiscal 2000, 1999, and 1998.

The Company places its investments with government entities and high credit quality financial institutions and limits the amount of credit exposure to any one financial institution.

Concentration of other risks:

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures, and cyclical market patterns. The Company's results of operations are affected by a wide variety of factors, including general economic conditions, both at home and abroad, economic conditions specific to the semiconductor industry and to the analog portion of that industry, demand for the Company's products, the timely introduction of new products, implementation of new manufacturing technologies, manufacturing capacity, the ability to manufacture efficiently, the ability to safeguard patents and intellectual property in a rapidly evolving market, and reliance on assembly and wafer fabrication subcontractors and on independent distributors and sales representatives. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.      Financial Instruments

Investments:

Short-term investments in available-for-sale securities are as follows:

(AMOUNTS IN THOUSANDS)                           JUNE 24, 2000  June 26, 1999
----------------------------------------------   -------------  -------------
U.S. Treasury securities at market value            $290,023      $262,425
Federal Agency Debt securities at market value       297,866       218,155
                                                    --------      --------
                                                    $587,889      $480,580
                                                    --------      --------

Due to short maturity terms and relative price insensitivity to market interest rates, amortized cost approximates fair market value, and no unrealized gains or losses have been recorded at June 24, 2000 and June 26, 1999. Fair market values are calculated based upon prevailing market quotes at the end of each fiscal year. Gross realized gains or losses for the fiscal years ended June 2000, 1999, and 1998 were immaterial.

Foreign exchange contracts:

At June 24, 2000, the Company held forward exchange contracts, all having maturities of less than one year, to exchange various foreign currencies for U.S. dollars in the amount of $99.2 million. Gains and losses related to these contracts are deferred and matched with the overall gains or losses from the underlying transactions. The table below summarizes, by currency, the notional amounts of the Company's forward exchange contracts and net unrealized gain or loss at the end of fiscal 2000 and 1999. The net unrealized gain or loss approximates the carrying value of these contracts.

                                   JUNE 24, 2000                 June 26, 1999
                               -----------------------      ------------------------
                               NOTIONAL    UNREALIZED       Notional     Unrealized
(AMOUNTS IN THOUSANDS)          AMOUNTS    GAIN/(LOSS)       Amounts     Gain/(Loss)
----------------------         --------    -----------      --------     -----------
Currency:
   Japanese Yen                $ 59,326      $  1,593       $ 23,238      $    565
   British Pound Sterling        20,307           612         10,086           101
   German Mark                   16,168           473          7,692           351
   French Franc                   2,877            82          2,918           101
   Swiss Franc                      477            (8)            --            --
                               --------      --------       --------      --------
                               $ 99,155      $  2,752       $ 43,934      $  1,118
                               --------      --------       --------      --------

The net unrealized gain is potentially subject to credit risk as it represents appreciation of the hedge position over spot exchange rates at year end. The Company controls credit risk through credit approvals and monitoring procedures.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.      Inventories:

The components of inventories were:

(Amounts in thousands)   JUNE 24, 2000     June 26, 1999
----------------------   -------------     -------------
Raw materials              $ 5,246            $ 3,473
Work-in-process             24,980             18,932
Finished goods              28,367             22,878
                           -------            -------
                           $58,593            $45,283
                           -------            -------

5.      Property, Plant and Equipment:

Property, plant and equipment consists of:

(Amounts in thousands)                 JUNE 24, 2000         June 26, 1999
----------------------                 -------------         -------------
Land                                     $  41,366             $  26,817
Buildings                                   68,694                47,923
Building improvements                       54,761                44,869
Machinery and equipment                    399,500               270,767
                                         ---------             ---------
                                           564,321               390,376
                                         ---------             ---------
Less accumulated depreciation
    and amortization                      (152,979)             (100,243)
                                         ---------             ---------
                                         $ 411,342             $ 290,133
                                         ---------             ---------

The Company evaluates its property, plant, and equipment in accordance with Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." During fiscal 2000, the Company determined that certain property, plant, and equipment was impaired. Accordingly, the Company estimated the fair value of these assets and recorded impairment charges of $27.1 million to cost of goods sold and $8.1 million to research and development costs to reduce the carrying value of these assets to net realizable value. During fiscal 1999, the Company recorded a charge of $2.7 million to cost of goods sold to reduce the carrying value of property, plant, and equipment to net realizable value.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.      Commitments and Contingencies:

The Company is a defendant in a patent infringement lawsuit that alleges that certain of the Company's products infringe a United States patent owned by the plaintiff in the lawsuit. The lawsuit is in the discovery phase, with a jury trial on the issues of liability and willfulness likely to occur in calendar 2001. In addition, the Company is subject to other legal proceedings and claims that arise in the normal course of its business. The Company does not believe that the ultimate outcome of these matters will have a material adverse effect on the financial position of the Company.

The Company leases certain of its facilities under various operating leases that expire at various dates through 2011. The lease agreements generally include renewal provisions and require the Company to pay property taxes, insurance, and maintenance costs.

Future annual minimum lease payments for all leased facilities are as follows:


Fiscal Year                 (Amounts in thousands)
-----------                 ----------------------
2001                                        $2,473
2002                                         2,035
2003                                         1,479
2004                                           785
2005                                           374
2006-2011                                      775
                                            ------
                                            $7,921
                                            ------


Rent expense was approximately $1.6 million, $1.3 million and $1.4 million in fiscal 2000, 1999, and 1998 respectively.

7.      Comprehensive Income:

Comprehensive income consists of net income and foreign currency translation adjustments. Accumulated other comprehensive income presented in the consolidated balance sheets consists of foreign currency translation adjustments. Foreign currency translation adjustments are not tax affected.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.      Employee Stock and Benefit Plans:

Stock option and purchase plans:

At June 24, 2000, the Company has reserved a total of 85,823,718 of its common shares for issuance to employees and certain others under its 1996 Stock Incentive Plan, 1987 Supplemental Stock Option Plan, 1983 Incentive Stock Option Plan, 1987 Employee Stock Participation Plan (ESP Plan), 1988 Nonemployee Director Stock Option Plan, and Supplemental Nonemployee Stock Option Plan. Under the plans, options are generally granted at a price not less than fair market value as determined by the Board at the date of grant. Subject to certain limitations, the Board has authority to make grants at prices less than fair market value. Options granted under the stock option plans described above generally vest within 5 years and expire from 5 to 10 years from the date of the grant or such shorter term as may be provided in the agreement. Under the 1987 Employee Stock Participation Plan, employees of the Company may purchase shares of common stock at a price not less than the lesser of 85% of the fair market value of the stock on the date the purchase right is granted or the date the right is exercised. During fiscal 2000, the Company recorded $135,715,000 of tax benefit on the exercise of nonqualified stock options and on disqualifying dispositions under stock plans ($114,281,000 in fiscal 1999 and $74,253,000 in fiscal 1998).

Information with respect to activity under the stock option plans and ESP Plan is set forth below:

                                                                Outstanding Options
                                                          -------------------------------
                                                                                Weighted
                                    Shares                                      Average
                                   Available               Number of             Price
                                   for Grant                Shares              Per Share
                                  -----------             -----------           ---------
BALANCE, JUNE 30, 1997             15,257,808              90,321,360             $ 4.32
   Options granted                (15,767,460)             15,767,460             $15.57
   Options terminated               2,817,848              (2,817,848)            $ 7.57
   Options exercised                       --             (13,879,964)            $ 2.68
                                  -----------             -----------             ------
BALANCE, JUNE 27, 1998              2,308,196              89,391,008             $ 6.49
   Shares reserved                 15,000,000                      --                 --
   Options granted                (15,510,948)             15,510,948             $18.93
   Options terminated               5,675,004              (5,675,004)            $ 9.22
   Options exercised                       --             (15,996,060)            $ 3.39
                                  -----------             -----------             ------
BALANCE, JUNE 26, 1999              7,472,252              83,230,892             $ 9.14
   Shares reserved                 12,000,000                      --                 --
   Options granted                (12,949,344)             12,949,344             $42.56
   Options terminated               3,291,336              (3,291,336)            $14.69
   Options exercised                       --             (16,879,426)            $ 4.69
                                  -----------             -----------             ------
BALANCE, JUNE 24, 2000              9,814,244              76,009,474             $15.17
                                  -----------             -----------             ------

At June 24, 2000, 29,132,769 options to purchase shares of common stock were exercisable (options exercisable at June 26, 1999 and June 27, 1998 were 33,209,828 and 34,617,580, respectively).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following table summarizes information about options outstanding at June 24, 2000:


                                Outstanding Options                      Options Exercisable
                    --------------------------------------------    ---------------------------
                                     Weighted Average   Weighted                       Weighted
   Range of             Number          Remaining       Average         Number          Average
   Exercise         Outstanding at     Contractual      Exercise    Exercisable at     Exercise
    Prices          June 24, 2000      Life (Years)      Price      June 24, 2000       Price
---------------     --------------   ----------------   --------    --------------     --------
$ 0.45 - $ 3.63       16,839,932          3.23          $   2.41       15,846,608      $   2.36
$ 3.75 - $ 8.47       14,078,709          4.73          $   6.82        8,489,032      $   6.58
$ 8.48 - $14.53       17,704,170          7.03          $  12.21        3,338,428      $  11.58
$14.63 - $28.69       16,956,316          8.14          $  20.45        1,116,969      $  19.79
$28.75 - $73.69       10,430,347          9.40          $  43.49          341,732      $  36.36
                      ----------          ----          --------       ----------      --------
$ 0.45 - $73.69       76,009,474          6.29          $  15.17       29,132,769      $   5.72
                      ----------          ----          --------       ----------      --------

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

The valuation of options granted in fiscal 2000, 1999, and 1998 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                Stock Option Plans     Employee Stock Participation Plan
                                              -----------------------  ---------------------------------
Fiscal year                                   2000      1999     1998      2000       1999       1998
-----------------------------------------     ----      ----     ----      ----       ----       ----
Expected option holding period (in years)      4.4       4.4      4.0       0.5        0.5        0.5
Risk-free interest rate                        5.9%      6.0%     6.0%      5.6%       5.4%       5.3%
Stock price volatility                        0.55      0.51     0.48      0.55       0.51       0.48
 Dividend yield                                 --        --       --        --         --         --
                                              ----      ----     ----      ----       ----       ----

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

                                                  Weighted Average Grant Date Value
For the years ended                       JUNE 24, 2000     June 26, 1999    June 27, 1998
-------------------                       -------------     -------------    --------------
Stock Option Plans                           $22.38            $ 9.61           $ 7.30
Employee Stock Participation Plan            $ 8.39            $ 4.88           $ 3.56
                                             ------            ------           ------

As required under SFAS 123, the reported net income and earnings per share have been presented to reflect the impact had the Company been required to include the amortization of the Black-Scholes option value as an expense. The adjusted amounts are as follows:

For the years ended                                            JUNE 24, 2000    June 26, 1999   June 27, 1998
-------------------                                            -------------    -------------   -------------
Pro forma net income adjusted for SFAS 123 (in thousands)       $   211,191      $   158,092     $   145,204
Pro forma diluted earnings per share adjusted for SFAS 123      $      0.66      $      0.52     $      0.48
                                                                 ----------       ----------      ----------

The effects of the disclosures above relate only to options granted after June 30, 1995. Therefore, the impact on net income recalculated under SFAS 123 is not likely to be representative of similar disclosures in future years as additional option grants will impact future disclosures.

401(k) retirement plan:

The Company sponsors a 401(k) retirement plan [401(k) Plan] under which full-time U.S. employees may contribute, on a pretax basis, between 5% and 15% of their total annual income from the Company, subject to a maximum aggregate annual contribution imposed by the Internal Revenue Code. Company contributions to the 401(k) Plan were immaterial in fiscal 2000, 1999, and 1998.

9.      Earnings Per Share:

The following table sets forth the computation of basic and diluted earnings per share:

(Amounts in thousands, except per share data)
For the years ended                                      JUNE 24, 2000        June 26, 1999      June 27, 1998
---------------------------------------------            -------------        -------------      -------------
Numerator for basic earnings per share
  and diluted earnings per share
   Net Income                                                $280,619            $196,122         $ 178,144
                                                             --------            --------         ---------
Denominator for basic earnings per share                      277,640             265,444           259,676
   Effect of dilutive securities:
       Stock options and warrants                              40,192              38,674            41,646
                                                             --------            --------         ---------
Denominator for diluted earnings per share                    317,832             304,118           301,322
                                                             --------            --------         ---------
Earnings per share:
   Basic                                                     $   1.01            $   0.74         $    0.69
   Diluted                                                   $   0.88            $   0.64         $    0.59
                                                             --------            --------         ---------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


10.     Income Taxes:

The provision for income taxes consists of the following:

(Amounts in thousands)
For the years ended            JUNE 24, 2000        June 26, 1999        June 27, 1998
----------------------         -------------        -------------        -------------
Federal
   Current                      $ 140,302             $  84,299            $  87,461
   Deferred                       (17,000)                  450               (9,200)
State
   Current                         18,710                12,004                9,305
   Deferred                        (1,350)                  100               (1,100)
Foreign
   Current                          3,900                 4,179                5,305
                                ---------             ---------            ---------
                                $ 144,562             $ 101,032            $  91,771
                                ---------             ---------            ---------

Pretax income from foreign operations was approximately $11.4 million, $12.0 million, and $18.0 million for the years ended June 24, 2000, June 26, 1999, and June 27, 1998, respectively.

The Company enjoys a tax holiday with respect to its operations in Cavite, Philippines, which will expire in fiscal 2002. The impact of this holiday was to increase net income by approximately $1,021,000 ($0.003 diluted earnings per share), $991,000 ($0.003 diluted earnings per share), and $1,274,000 ($0.004 diluted earnings per share) during fiscal 2000, 1999, and 1998, respectively. At June 24, 2000, accumulated pretax earnings of approximately $9,660,000 are intended to be permanently reinvested outside the United States, and no federal tax has been provided on these earnings.

The provision for income taxes differs from the amount computed by applying the statutory rate as follows:

For the years ended                                      JUNE 24, 2000      June 26, 1999     June 27, 1998
-------------------                                      -------------      -------------     --------------
Federal statutory rate                                        35.0%             35.0%             35.0%
State tax, net of federal benefit                              2.5               2.6               2.0
General business credits                                      (0.5)             (0.7)             (1.0)
Exempt earnings of Foreign Sales Corporation                  (2.5)             (2.5)             (2.0)
Other                                                         (0.5)             (0.4)               --
                                                              ----              ----              ----
                                                              34.0%             34.0%             34.0%
                                                              ----              ----              ----

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities are as follows:

(Amounts in thousands)                                        JUNE 24, 2000         June 26, 1999
----------------------                                        -------------         -------------
Deferred tax assets:
   Inventory valuation and reserves                             $  22,492             $  16,679
   Distributor related accruals                                    18,263                 9,980
   Accrued compensation                                            13,440                10,762
   Net operating loss carryovers                                   80,500                    --
   Tax credit carryovers                                           19,100                    --
   Other reserves and accruals not
   currently deductible for tax reporting                          18,193                13,973
                                                                ---------             ---------
Total deferred tax assets                                         171,988                51,394
Deferred tax liabilities--fixed assets cost recovery              (24,388)              (21,744)
                                                                ---------             ---------
Net deferred tax assets before
     valuation allowance                                          147,600                29,650
Valuation allowance                                               (99,600)                   --
                                                                ---------             ---------
Net deferred tax assets                                         $  48,000             $  29,650
                                                                ---------             ---------

The valuation allowance of $99,600,000, when realized, will be recorded as a credit to common stock.


11.     Segment Information:

The Company operates and tracks its results in one operating segment. The Company designs, develops, manufactures and markets a broad range of linear and mixed-signal integrated circuits. The Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information."

Enterprise-wide information is provided in accordance with SFAS 131. Geographical revenue information is based on the customer's ship-to location. Long-lived assets consist of property, plant and equipment. Property, plant and equipment information is based on the physical location of the assets at the end of each fiscal year.

Net revenues from unaffiliated customers by geographic region were as follows:

(Amounts in thousands)
For the years ended          JUNE 24, 2000       June 26, 1999       June 27, 1998
-------------------          -------------       -------------       -------------
United States                   $368,632            $249,923            $244,927
Europe                           202,447             152,977             148,245
Pacific Rim                      281,056             192,711             161,985
Rest of World                     12,789              11,354               5,063
                                --------            --------            --------
                                $864,924            $606,965            $560,220
                                --------            --------            --------

Net long-lived assets by geographic region were as follows:

(Amounts in thousands)            JUNE 24, 2000   June 26, 1999
----------------------            -------------   -------------
United States                        $376,819       $264,190
Rest of World                          34,523         25,943
                                     --------       --------
                                     $411,342       $290,133
                                     --------       --------

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Maxim Integrated Products, Inc.


We have audited the accompanying consolidated balance sheets of Maxim Integrated Products, Inc., as of June 24, 2000 and June 26, 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended June 24, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxim Integrated Products, Inc., at June 24, 2000 and June 26, 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 24, 2000, in conformity with accounting principles generally accepted in the United States.


                                             /s/ ERNST & YOUNG LLP
                                             -----------------------------------


San Jose, California
August 8, 2000

                                                         SELECTED FINANCIAL DATA


(Amounts in thousands, except per share data)
Fiscal Year                                  2000              1999              1998              1997                1996
--------------------------------          ----------        ----------        ----------        ----------          ----------
Net revenues                              $  864,924        $  606,965        $  560,220        $  433,710          $  421,626
                                          ----------        ----------        ----------        ----------          ----------
Cost of goods sold                        $  260,171        $  189,673        $  183,724        $  145,307          $  146,253
Gross margin %                                  69.9%             68.8%             67.2%             66.5%               65.3%
                                          ----------        ----------        ----------        ----------          ----------
Operating income                          $  385,392        $  276,768        $  255,036        $  198,945          $  185,890
                                          ----------        ----------        ----------        ----------          ----------
   % of net revenues                            44.6%             45.6%             45.5%             45.9%               44.1%
                                          ----------        ----------        ----------        ----------          ----------
Net income                                $  280,619        $  196,122        $  178,144        $  136,974          $  123,345
                                          ----------        ----------        ----------        ----------          ----------
Earnings per share:
     Basic                                $     1.01        $     0.74        $     0.69        $     0.55          $     0.51
     Diluted                              $     0.88        $     0.64        $     0.59        $     0.47          $     0.43
                                          ----------        ----------        ----------        ----------          ----------
Shares used in the calculation
 of earnings per share:
     Basic                                   277,640           265,444           259,676           250,860             240,408
     Diluted                                 317,832           304,118           301,322           291,508             283,708
                                          ----------        ----------        ----------        ----------          ----------
Cash, cash equivalents
and short-term investments                $  640,946        $  514,706        $  322,948        $  223,953          $  129,253
Working capital                           $  722,968        $  607,976        $  377,723        $  291,786          $  176,182
Total assets                              $1,349,783        $1,022,314        $  769,492        $  556,386          $  417,794
Stockholders' equity                      $1,117,832        $  879,216        $  631,000        $  465,565          $  325,425
                                          ----------        ----------        ----------        ----------          ----------

FINANCIAL HIGHLIGHTS BY QUARTER


Unaudited
(Amounts in thousands, except per share data)

                                                                      Quarter Ended
                                    -----------------------------------------------------------------------------------
2000                                  6/24/00                 3/25/00                12/25/99                 9/25/99
---------------------------         -----------             -----------             -----------             -----------
Net revenues                        $   256,610             $   226,540             $   201,728             $   180,046
                                    -----------             -----------             -----------             -----------
Cost of goods sold                  $    76,660             $    68,117             $    60,912             $    54,482
Gross margin %                             70.1%                   69.9%                   69.8%                   69.7%
                                    -----------             -----------             -----------             -----------
Operating income                    $   111,494             $   100,640             $    91,298             $    81,960
   % of net revenues                       43.4%                   44.4%                   45.3%                   45.5%
                                    -----------             -----------             -----------             -----------
Net income                          $    82,931             $    74,703             $    64,631             $    58,354
                                    -----------             -----------             -----------             -----------
Earnings per share:
     Basic                          $      0.29             $      0.27             $      0.23             $      0.21
     Diluted                        $      0.26             $      0.23             $      0.20             $      0.19
                                    -----------             -----------             -----------             -----------
Shares used in calculation
of earnings per share:
     Basic                              282,058                 279,388                 275,528                 273,586
     Diluted                            321,715                 320,016                 315,711                 313,886
                                    -----------             -----------             -----------             -----------
Market price range - High           $     75.69             $     73.69             $     47.94             $     36.91
                   - Low            $     50.31             $     45.50             $     31.55             $     30.13
                                    -----------             -----------             -----------             -----------


                                                                      Quarter Ended
                                    -----------------------------------------------------------------------------------
1999                                  6/26/99                 3/27/99                12/26/98                 9/26/98
---------------------------         -----------             -----------             -----------             -----------
Net revenues                        $   159,484             $   147,188             $   145,012             $   155,281
                                    -----------             -----------             -----------             -----------
Cost of goods sold                  $    48,273             $    45,538             $    45,409             $    50,453
Gross margin %                             69.7%                   69.1%                   68.7%                   67.5%
                                    -----------             -----------             -----------             -----------
Operating income                    $    73,899             $    67,004             $    65,575             $    70,290
   % of net revenues                       46.3%                   45.5%                   45.2%                   45.3%
                                    -----------             -----------             -----------             -----------
Net income                          $    52,566             $    47,669             $    46,492             $    49,395
                                    -----------             -----------             -----------             -----------
Earnings per share:
     Basic                          $      0.19             $      0.18             $      0.18             $      0.19
     Diluted                        $      0.17             $      0.15             $      0.16             $      0.17
                                    -----------             -----------             -----------             -----------
Shares used in calculation
of earnings per share:
     Basic                              270,470                 267,524                 262,618                 261,162
     Diluted                            311,244                 307,962                 299,944                 297,320
                                    -----------             -----------             -----------             -----------
Market price range - High           $     32.41             $     27.50             $     22.47             $     18.03
                   - Low            $     24.60             $     20.44             $     11.28             $     13.60
                                    -----------             -----------             -----------             -----------

                                       BOARD OF DIRECTORS AND CORPORATE OFFICERS


BOARD OF DIRECTORS

John F. Gifford
  Chairman of the Board, President
  and Chief Executive Officer
James R. Bergman
  Director
  General Partner of DSV Partners
B. Kipling Hagopian
  Director
  Special Limited Partner of Brentwood Venture Capital
  Partner,
  Apple/Oaks Partners LLC
Eric P. Karros
  Director
  Los Angeles Dodgers Organization
A.R. Frank Wazzan, Ph.D.
  Director
  Dean of Engineering & Applied Sciences at
  University of California, Los Angeles

CORPORATE OFFICERS

John F. Gifford
  Chairman of the Board, President
  and Chief Executive Officer
Frederick G. Beck
  Vice President
Tunc Doluca
  Vice President
Laszlo V. Gal, Ph.D.
  Vice President
Robi B. Georges
  Vice President
Anthony C. Gilbert
  Corporate Secretary
Richard C. Hood
  Vice President
Kenneth J. Huening
  Vice President
Carl W. Jasper
  Vice President and Chief Financial Officer
Nasrollah Navid, Ph.D.
  Vice President
Pirooz Parvarandeh
  Vice President
Charles G. Rigg
  Vice President
Robert F. Scheer
  Vice President
Sharon E. Smith-Lenox
  Corporate Controller and
  Principal Accounting Officer
Vijay Ullal
  Vice President

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

STOCK LISTING

At June 24, 2000, there were approximately 2,869 stockholders of record of the Company's common stock. Maxim common stock is traded on the Nasdaq National Market under the symbol MXIM. The Company has never paid cash dividends on its common stock and has no present plans to do so.

ANNUAL MEETING

The annual meeting of stockholders will be on Thursday, November 16, 2000 at 11:00 a.m. at the Company's Event Center, 433 North Mathilda Avenue, Sunnyvale, California 94086.

COVER 4


                                       39