Form 10-K, Exhibit 13
period 2001-06-30
MAXIM INTEGRATED PRODUCTS INC
filed 2001-09-24
CIK 743316

                                                                    EXHIBIT 13.1


                                      COVER

                           FORWARD-LOOKING STATEMENTS

This Annual Report and the documents incorporated herein by reference contain forward-looking statements that have been made pursuant to and in reliance on the provisions of the Private Securities Litigation Reform Act of 1995. All statements included or incorporated by reference in this Annual Report, other than statements that are purely historical, are forward-looking statements.

Forward-looking statements include (a) projections relevant to future revenue, income, earnings, capital expenditures, capital structure, sufficiency of cash funds and other financial items, (b) statements of plans, strategies, or objectives of the Company's management for future operations, including, without limitation, facilities, personnel, operations, and balancing capacity with demand; composition of our customer base; plans or objectives relating to the Company's expenses, products, their development, manufacture, marketing, and sale, (c) statements of the expected benefits, both financial and nonfinancial, and synergies to be provided from the acquisition of Dallas Semiconductor Corporation, (d) statements of future economic performance including, without limitation, the Company's position to meet the demand for analog solutions, (e) statements regarding bookings and backlog, and (f) statements of any assumptions underlying or relating to any of the foregoing. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and variations of such words and similar expressions relating to the future identify forward-looking statements.

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

The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information relating to existing conditions, future events, or otherwise. Readers are cautioned not to place undue reliance on such statements, which are only as of the date of the Annual Report. Readers should also carefully review future reports and documents that the Company files from time to time with the Securities and Exchange Commission, such as its Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q (particularly the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Trends, Risks, and Uncertainties") and any current reports on Form 8-K.

Established in 1983, Maxim Integrated Products, Inc., is a worldwide leader in design, development, manufacture, and marketing of linear and mixed-signal integrated circuits. Maxim circuits "connect" the real world and the digital world by detecting, measuring, amplifying, and converting real world signals, such as temperature, pressure, sound, voice, or light, into the digital signals necessary for computer processing. Products include data converters, interface circuits, real-time clocks, delay lines, microcontrollers, microprocessor supervisors, operational amplifiers, power supplies, multiplexers, switches, battery chargers, battery management circuits, RF circuits, fiber optic transceivers, sensors, and voltage references. Our products are used in a wide variety of microprocessor-based communications, industrial control, instrumentation, and data processing equipment, including personal computers and peripherals, process control, test equipment, handheld devices, wireless and fiber communications, and video displays.

Maxim markets over 3,000 products, of which over 2,500 are proprietary. Net revenues were $1,576.6 million for the year ended June 30, 2001. The Company has over 6,300 employees. Our headquarters is in Sunnyvale, California, and we have facilities in San Jose, California; Dallas, Texas; Beaverton, Oregon; Cavite, the Philippines; Samutprakam, Thailand; and other locations worldwide.

In fiscal 2001, Maxim acquired Dallas Semiconductor Corporation, a leading provider of specialty semiconductors. The acquisition has broadened Maxim's product offerings, added engineering talent to Maxim's labor force, and positioned Maxim to more effectively increase stockholder value. The acquisition was accounted for as a pooling-of-interests. Accordingly, all financial data of Maxim has been restated to include the historical financial data of Dallas Semiconductor Corporation.

Maxim's mission is to continuously invent high-quality analog and mixed-signal engineering solutions that add value to our customers' microprocessor-based electronics worldwide. We have consistently increased our stockholders' equity by meeting our cost and performance goals, minimizing time-to-market, and maximizing our engineering productivity.

                                TABLE OF CONTENTS

Financial Highlights..............................................4

Letter To Our Stockholders........................................5

Quarterly Highlights..............................................8

Financial Information............................................11

Board of Directors, Corporate Officers, and Vice Presidents .....41

Corporate Data, Stockholder Information..........................42

FINANCIAL HIGHLIGHTS

(Amounts in thousands, except per share data)       FY2001         FY2000         FY1999
---------------------------------------------     ----------     ----------     ----------
Net revenues                                      $1,576,613     $1,376,085     $1,002,849

Net income                                        $  334,939     $  373,083     $  265,281

Earnings per share--diluted                       $     0.93     $     1.04     $     0.77


                                    [GRAPH]


                                    [GRAPH]


                                    [GRAPH]

                                                             TO OUR STOCKHOLDERS

                                                                   [IMAGE]

Fiscal 2001 has been one of the most challenging years in Maxim's history. We began the year closely monitoring what we determined to be exaggerated customer demand for our products, attempting to ship consistent with end equipment consumption rates without inventory accumulation in the channel. The subsequent dropoff in bookings levels, although certainly anticipated, was more precipitous and sustained than anyone could have predicted. I have commented previously on the effect that the rise and fall of DSL-driven telecom and dot com industries have had on demand for integrated circuits and other technology products. It has taken some time to get back to true demand levels. We estimate that 15 to 20 percent of our previous end market demand will need to be replaced because of the demise of some of these companies and equipment markets.

Although no company relishes going through a period of inventory correction and market dislocation, it is in times such as these that our conservative management approach pays off; once again, Maxim has proven its ability to operate efficiently and profitably in a difficult business environment.

FINANCIAL HIGHLIGHTS

Maxim ended fiscal 2001 with net revenues of $1.6 billion. Operating income for fiscal 2001 was $445.2 million. The Company increased cash and short-term investments by $323.4 million after paying $250.7 million for 4.0 million shares of its common stock and acquiring $336.5 million of capital equipment. Diluted earnings per share for fiscal 2001 were $0.93. Total assets increased to $2.4 billion. Stockholders' equity grew to $2.1 billion in fiscal 2001 from $1.7 billion in fiscal 2000. Return on average stockholders' equity for 2001 was 17.5 percent. This return, one of the highest in the industry, confirms that the Company continues to make good product and capacity investment decisions with stockholders' assets.

DALLAS SEMICONDUCTOR AND MAXIM COMBINE TALENT AND RESOURCES

Maxim's acquisition of Dallas Semiconductor, completed on April 11, 2001, was not in our sights at the beginning of the fiscal year. Certainly Dallas would not have been a candidate for acquisition had it not been for the untimely death of the company's chief executive in November 2000. While Maxim has not historically chosen the path of growth through acquisition, the Dallas opportunity was unique from our perspective. It was clear to Maxim management that Dallas' innovative and proprietary product lines should be every bit as profitable as Maxim's and that it would be possible to impact the company's profitability by restructuring its sales, distribution, and manufacturing business models to align with Maxim's. We recognized a rare opportunity to increase our engineering headcount by approximately 30 percent with the addition of 250 skilled and experienced development engineers and were confident that we could improve Dallas' engineering productivity. The two companies' product lines were almost entirely complementary, with Dallas potentially adding six business units to Maxim's existing eight. In addition, Maxim's product development efforts would benefit from Dallas' excellent in-house microprocessor, packaging, and module technologies.

TO OUR STOCKHOLDERS

Today, a few months after the acquisition, we are more enthusiastic than ever about the current performance and future potential of the combined company. Several of our goals for cost savings at Dallas have already been accomplished. Like Maxim, Dallas now sells its products through our direct Sales and Applications organization. A variety of manufacturing efficiencies have been achieved, including higher manufacturing yields and improved wafer fab productivity. Dallas products are being tested at the new Maxim facility in Cavite, the Philippines, significantly reducing the use of expensive on-shore labor and subcontractors. Our joint purchasing power is resulting in cost savings for the combined companies.

The Dallas engineers and the products they have invented have met our high expectations. Dallas products that had little public exposure in the past are now benefiting from renewed, Maxim-style applications engineering and media attention, and customers are responding enthusiastically. Like Maxim, Dallas now distributes sample circuits to customers worldwide within 24 hours.

OUR FOCUS ON NEW PRODUCT INTRODUCTIONS CONTINUED

Maxim introduced over 500 products during the 12-month product announcement year ending in July 2001, a 30 percent increase over the previous year's record of over 400 products. Our emphasis on research and development activities continues to show tangible results. Included were several products from Dallas Semiconductor, whose six business units now have the same focus on product proliferation as their eight Maxim counterparts. We anticipate significantly increased product introduction activity from Dallas in the coming years, with 58 Dallas products scheduled to announce in the 2002 product announcement year.

EXPANDED MANUFACTURING FACILITIES WILL IMPROVE EFFICIENCIES FOR BOTH MAXIM AND DALLAS

Maxim and Dallas combined now have the facilities and equipment in place to ship approximately $550 million per quarter. Since this capacity and its variable expense exceeds the current needs of the Company, variable costs will be scaled back in the short term until this capacity can be cost effectively utilized.

Our San Jose fabrication facility was expanded this year, with the addition of a 20,000-square-foot submicron Class 1 clean room and a 5,000-square-foot Class 10 clean room. The expansion area will run advanced technologies on 8-inch wafers. The expansion of Dallas Semiconductor's fabrication facility in Dallas, begun in calendar 2000, was completed and paid for in the fourth quarter of fiscal 2001, and a conversion to 8-inch product is underway. The shift to 8-inch wafers will result in significant wafer cost reduction when the facility becomes operational in 12 to 18 months.

This year, we expanded our facility in Cavite, the Philippines, to 234,000 square feet of test, wafer sort, laser trim, and shipping operations. This facility now supports Dallas as well as Maxim and, along with our Thailand facility, is capable of testing and shipping 1 billion units per quarter. Significant cost savings have been achieved by installing a shipping operation at this facility.

                                                             TO OUR STOCKHOLDERS

In July 2000, Maxim opened a test operation in Thailand, diversifying the Company's Asian manufacturing presence. The Thailand operation has the capacity to test more than 50 million units per quarter and is now testing approximately 25 percent of Maxim's units.

MAXIM AND DALLAS GIVE DISTRIBUTION CUSTOMERS BETTER SERVICE

The acquisition of Dallas Semiconductor afforded both Maxim and Dallas the opportunity to reexamine international distribution channels for their products to ensure that customers were being given the most attractive avenues for procurement and service. Several changes were made to distribution channels, including establishment of a captive worldwide Maxim/Dallas Direct! distribution organization; replacement of Dallas' sales representatives with Maxim's direct sales force; and plans to hone both companies' distributors worldwide to focus on the most effective in each region. Also, customers using Maxim's e-commerce website can order any quantity of parts online and have online access to a large team of Maxim and Dallas technical experts.

WE ARE PREPARED FOR THE RECOVERY

At the time of this writing, no one can forecast with confidence when demand for integrated circuits will return to the levels we saw at the beginning of fiscal 2001. What we at Maxim can say with confidence is that we have in place the new products and processes, capacity, and efficient sales channels to meet future demand for our circuits fueled by the global requirement for data communications and analog signal conditioning. The period of slowed demand at the end of the fiscal year was used effectively by Maxim and Dallas to align our operations, execute on cost saving initiatives, and capitalize on the proven synergies from the combined companies.

Maxim and Dallas have the broadest of product offerings in the industry. These products are leading edge and very competitive in each market. Our customer and product reach is broad and unequalled by competitors. We are not overly dependent upon any equipment segment and, as an expected result, the depth of Maxim's setback will not be as deep and we expect our recovery to be sooner and more complete than most others.

Thank you again for your continued support of Maxim and its management.

Sincerely,

/s/ JOHN F. GIFFORD

John F. Gifford
President, Chief Executive Officer
and Chairman of the Board

QUARTERLY HIGHLIGHTS

FIRST QUARTER FY01

- Net revenues of $422.3 million

- Net income of $119.1 million ($0.33 diluted earnings per share)

[GRAPH]


[GRAPH]


[GRAPH]


SECOND QUARTER FY01

- Net revenues of $438.3 million

- Net income of $122.2 million ($0.34 diluted earnings per share)


[GRAPH]


[GRAPH]


[GRAPH]

                                                            QUARTERLY HIGHLIGHTS

THIRD QUARTER FY01

- Net revenues of $397.8 million

- Net income of $109.9 million ($0.31 diluted earnings per share)


[GRAPH]


[GRAPH]


[GRAPH]


FOURTH QUARTER FY01

- Net revenues of $318.1 million

- Net loss of $(16.2) million [($0.05) diluted loss per share]


[GRAPH]


[GRAPH]


[GRAPH]

                                                           FINANCIAL INFORMATION

Management's Discussion and Analysis of Financial Condition and Results of Operations......12

Consolidated Balance Sheets................................................................20

Consolidated Statements of Income..........................................................21

Consolidated Statements of Stockholders' Equity............................................22

Consolidated Statements of Cash Flows......................................................23

Notes to Consolidated Financial Statements.................................................24

Report of Ernst & Young LLP, Independent Auditors..........................................38

Selected Financial Data....................................................................39

Financial Highlights by Quarter............................................................40

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS:

Business Combination In December 2000, Maxim Integrated Products, Inc., (the Company) entered into merger negotiations with Dallas Semiconductor Corporation (Dallas Semiconductor), a leading supplier of speciality semiconductors. Merger negotiations were undertaken as a result of the Company's belief that the engineering talent, product offerings, and management philosophy at Dallas Semiconductor, when combined with those of the Company, would lead to synergies that would positively impact operating results and increase stockholder value. On April 11, 2001, the stockholders of Dallas Semiconductor voted in favor of the merger, and the Company issued approximately 41.0 million shares of its common stock in exchange for all the outstanding common stock of Dallas Semiconductor. In addition, the Company exchanged all options to purchase Dallas Semiconductor common stock for options to purchase approximately 5.9 million shares of the Company's common stock. The transaction was accounted for as a pooling-of-interests and qualifies as a tax-free reorganization.

All financial data of the Company presented in these financial statements has been restated to include the historical financial data of Dallas Semiconductor. Adjustments relating to deferral of income on shipments to distributors were required to conform the accounting policies of the acquired company. The Company and Dallas Semiconductor had certain differences in the classification of revenues and expenses in their historical statements of income and assets and liabilities in their historical balance sheets. Adjustments have been made to conform the combined company's income statement and balance sheet classifications. In addition, the lives of the property, plant and equipment acquired as part of the merger with Dallas Semiconductor were conformed to the lives used by the Company as appropriate. The change, which was prospective in nature, reflects the Company's anticipated economic benefit from those assets.

As previously noted, all financial data of the Company presented in these financial statements has been restated to include the historical financial data of Dallas Semiconductor in accordance with accounting principles generally accepted in the United States and pursuant to Regulation S-X of the Securities and Exchange Commission. The Company's statement of income for the fiscal year ended June 26, 1999 has been combined with the Dallas Semiconductor statement of income for the fiscal year ended January 2, 2000. The Company's statement of income for the fiscal year ended June 24, 2000 has been combined with the Dallas Semiconductor statement of income for the fiscal year ended December 31, 2000. The Company's statement of income for the fiscal year ended June 30, 2001 includes the results of operation for Dallas Semiconductor for the 12 months ended June 30, 2001. This presentation has the effect of including Dallas Semiconductor's results of operations for the 6-month period ended December 31, 2000 in both the Company's fiscal years ended June 24, 2000 and June 30, 2001. Net revenues and net income for Dallas Semiconductor for the 6-month period ended December 31, 2000, were $270.4 million and $48.9 million, respectively. The net income for Dallas Semiconductor for the 6-month period ended December 31, 2000 of $48.9 million has been reported as a decrease to the Company's fiscal 2001 retained earnings. The Company's balance sheet as of June 24, 2000 was combined with Dallas Semiconductor's balance sheet as of December 31, 2000.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

[GRAPH]

Net Revenues The Company reported net revenues of $1,576.6 million in fiscal 2001, a 14.6% increase from net revenues of $1,376.1 million in fiscal 2000. This increase in net revenues for fiscal 2001 is related primarily to higher unit shipments resulting from continued introduction of new proprietary products, increased market acceptance of the Company's existing proprietary and second-source products, and an increase in market demand for analog semiconductor products in general. This increased demand resulted in net revenues' being greater in the first, second, and third quarters of fiscal 2001 than net revenues for the comparable quarters in fiscal 2000. While net revenues increased from fiscal year 2000 to fiscal year 2001, market demand for the Company's products decreased significantly in the third and fourth quarters of fiscal 2001 due to downturns in certain industry segments (particularly Internet and network-related businesses) and in the general economy. This resulted in net revenues' being less in the fourth quarter of fiscal 2001 than the fourth quarter of fiscal 2000.

The Company's net revenues of $1,376.1 million for fiscal 2000 represented an increase of 37.2% from net revenues of $1,002.8 million for fiscal 1999. This increase was primarily related to higher unit shipments resulting from continued introduction of new proprietary products and increased market acceptance of the Company's existing proprietary and second-source products, and an increase in market demand for analog semiconductor products in general.

Approximately 57%, 53%, and 53% of the Company's net revenues in fiscal 2001, 2000, and 1999, respectively, were derived from customers located outside the United States, primarily in the Pacific Rim and Europe. While the majority of these sales are denominated in U.S. dollars, the Company enters into foreign currency forward contracts to mitigate its risks on firm commitments and net monetary assets denominated in foreign currencies. The impact of changes in foreign exchange rates on net revenues and the Company's results of operations for fiscal 2001, 2000, and 1999 was immaterial.

Gross Margin The Company's gross margin as a percentage of net revenues was 65.9% in fiscal 2001 compared to 63.4% in fiscal 2000. The improvement in gross margin from fiscal 2000 to fiscal 2001 was principally due to production efficiencies obtained through economies of scale and cost reductions. The increase in gross margin for

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS


fiscal 2001 was offset by $39.2 million recorded to reduce the carrying value of plant and equipment that was abandoned, no longer in use, or whose estimated useful lives were shortened, resulting in accelerated depreciation and an increase of inventory reserves by $39.9 million. Gross margin for fiscal 2000 was negatively impacted by $27.1 million recorded to reduce the carrying value of plant and equipment that was abandoned, no longer in use, or whose estimated useful lives were shortened, resulting in accelerated depreciation and increased inventory reserves of $3.3 million.

[GRAPH]

The Company's gross margin as a percentage of net revenues was 63.4% in fiscal 2000 compared to 62.2% in fiscal 1999. The improvement in gross margin in fiscal 2000 was principally due to production efficiencies obtained through economies of scale and cost reductions. The increase in gross margin for fiscal 2000 was offset by the items previously noted. In addition, gross margin for fiscal 2000 reflects certain expenses that the Company did not incur in fiscal 1999. These include $3.0 million recorded for royalty expense and amounts recorded for Medicare taxes on realized gains from the exercise of employee stock options. Previously, the Medicare tax payments were recorded within Stockholders' Equity as an offset against the proceeds received from the exercise of stock options. Gross margin for fiscal 1999 was negatively impacted by an increase in inventory reserves of $8.0 million, $7.5 million expensed for negative manufacturing variances, charges of $3.6 million recorded to obsolete a 4-inch wafer fabrication facility, and $2.7 million recorded to reduce the carrying value of equipment.

[GRAPH]

Research and Development Research and development expenses were $280.2 million and $216.8 million for fiscal 2001 and 2000, respectively, which represented 17.8% and 15.8% of net revenues, respectively. The increase in research and development expenses both in terms of absolute dollars and as a percentage of net revenues is due to the Company's continuous efforts to introduce new products. Specifically, research and development expenses increased in fiscal 2001 due to increased headcount and related employee expenses to continue product development to support revenue growth, increased wafer and mask expenses to support new product development, and $11.2 million recorded to reduce the carrying value of equipment that was abandoned, no longer in use, or whose estimated useful lives were shortened, resulting in accelerated depreciation. Included in research and development expenses in fiscal 2000 was

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

$8.1 million recorded to reduce the carrying value of equipment that was abandoned, no longer in use, or whose estimated useful lives were shortened resulting in accelerated depreciation.

Research and development expenses were $216.8 million and $145.8 million in fiscal 2000 and 1999, respectively, which represented 15.8% and 14.5% of net revenues, respectively. The increase in research and development expenses both in terms of absolute dollars and as a percentage of net revenues in fiscal 2000 was due primarily to increased headcount and related employee expenses, wafer and mask expenses to support new product development, $8.1 million recorded to reduce the carrying value of equipment, and expenses for Medicare taxes on realized gains from the exercise of employee stock options.

The level of research and development expenditures as a percentage of net revenues will vary from period to period, depending, in part, on the level of net revenues.

[GRAPH]

Selling, General and Administrative Selling, general and administrative expenses were $150.6 million and $146.9 million in fiscal 2001 and 2000, respectively, which represented 9.6% and 10.7% of net revenues, respectively. The increase in selling, general and administrative expenses in absolute dollars in fiscal 2001 is primarily due to increased headcount and related employee expenses to support the Company's higher revenues offset by a decrease of $9.5 million in charges recorded primarily for technology licensing.

Selling, general and administrative expenses were $146.9 million and $107.6 million in fiscal 2000 and 1999, respectively, which represented 10.7% and 10.7% of net revenues, respectively. The increase in selling, general, and administrative expenses in absolute dollars in fiscal 2000 was primarily due to additional headcount and related employee expenses to support the Company's increased level of revenues, an increase of $12.5 million in charges recorded primarily for technology licensing, and expenses for Medicare taxes on realized gains from the exercise of employee stock options.

Merger and Special Charges As a result of the merger with Dallas Semiconductor, during the fourth quarter of fiscal 2001, the Company recorded merger costs in connection with the acquisition of Dallas Semiconductor of approximately $26.4 million. These costs consist of approximately $14.1 million intended to satisfy the change in control payments under previously existing employment

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

contracts and other non-employee director arrangements for which there was no future economic benefit; a $5.8 million payment to be made under a change in control provision in a previously existing life insurance arrangement for which there was no future economic benefit; and $6.5 million for fees related to investment banking, legal, accounting, filings with regulatory agencies, financial printing, and other related costs. It is expected that substantially all of these direct transaction costs will be paid out of existing cash reserves within 12 months of the consummation of the merger.

During the fourth quarter of fiscal 2001, the Company recorded special charges of $137.0 million. These special charges resulted from the significant decrease in demand that occurred during the fourth quarter of fiscal 2001 for Dallas Semiconductor's products in combination with the Company's intention to close Dallas Semiconductor's 6-inch wafer manufacturing facility and dispose of the related equipment. The Company intends to complete construction of an 8-inch wafer manufacturing facility located in Dallas, Texas, that was under construction when the merger was consummated between the Company and Dallas Semiconductor. Once complete, the 8-inch wafer manufacturing facility will serve as Dallas Semiconductor's primary wafer manufacturing facility. In addition, the Company is concentrating test operations of the combined company at the Company's test facilities located in the Philippines and Thailand. Once complete, certain Dallas Semiconductor test equipment will be disposed of. The Company concluded that the above facts indicated that Dallas Semiconductor's long-lived assets might be impaired, and as required by accounting principles generally accepted in the United States, performed a cash flow analysis of the related assets. Based on the cash flow analysis, the cash flows expected to be generated by Dallas Semiconductor's long-lived assets during their estimated remaining useful lives are not sufficient to recover the net book value of the assets. The Company obtained a valuation report from an independent appraiser of the estimated fair value of the equipment at June 30, 2001, and validated the report with its own knowledge of the semiconductor used equipment market. Based on the cash flow analysis and valuation report, an impairment charge of $124.4 million was recorded to reduce the net book value of Dallas Semiconductor's long-lived assets to fair value.

In addition to the above, the Company recorded special charges of $12.6 million to reflect the reorganization of the Company's sales organization, purchase order cancellation fees, and the reduction in the Company's manufacturing workforce. The above actions directly impacted employees in the Company's sales, marketing, and manufacturing organizations. It is expected that 230 employees will be terminated by these actions, of which 93 were terminated and $2.0 million of termination benefits were paid by June 30, 2001.

Interest Income and Other, Net Interest income and other, net increased to $59.8 million in fiscal 2001 from $52.7 million in fiscal 2000. This increase was due to significantly higher levels of invested cash, cash equivalents, and short-term investments and higher average interest rates. Included in interest income and other, net in fiscal 2000 was a $4.5 million gain from the cash sale of the Company's 50% interest in its high-frequency packaging and assembly subsidiary and a $5.6 million gain from the sale of an investment in an unrelated test equipment company.

Interest income and other, net was $52.7 million in fiscal 2000 compared to $28.0 million in fiscal 1999. The increase in interest income and other, net in fiscal 2000 was primarily due to higher levels of invested cash,

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

cash equivalents, and short-term investments. In addition, included within interest income and other, net in fiscal 2000 is a $4.5 million gain and a $5.6 million gain as discussed above.

The Company's exposure to market risk for changes in interest rates relates primarily to the Company's investment portfolio, which includes U.S. Treasury and Federal Agency debt securities, corporate notes, and municipal bonds. Investments mature at frequent intervals during the year, at which time the funds are available for use in the business, or for reinvestment, as cash demands dictate. The Company places its investments only in high-quality financial instruments, limits the amount invested in any one institution or instrument, and limits portfolio duration. This policy is intended to reduce default risk, market risk, and reinvestment risk. The Company does not use derivative financial instruments in its investment portfolio. The fair value of the Company's investment portfolio or related interest income would not be significantly impacted by a material change in interest rates, due to the primarily short-term nature of the Company's investment portfolio. At June 30, 2001, the Company's investment portfolio had an expected weighted average return of 5.0% and a weighted maturity of 303 days.

Provision for Income Taxes The effective tax rate was 33.7%, 33.5%, and 33.4% for fiscal 2001, 2000, and 1999, respectively.

Foreign Currency Risk The Company is exposed to fluctuations in foreign currency exchange rates on accounts receivable from sales in foreign currency and the net monetary assets and liabilities of its foreign subsidiaries. The Company hedges its currency risk with forward exchange contracts. Gains and losses on these forward exchange contracts would generally be offset by corresponding losses and gains on the related hedged items, resulting in negligible exposure for the Company.

OUTLOOK:

In the third and fourth quarters of fiscal 2001, the Company experienced a steep decline in orders due to downturns in certain industry segments (particularly Internet and network-related businesses) and in the general economy. These decreases occurred in all geographic locations and product lines.

At the end of the fourth quarter of fiscal 2001, backlog shippable within the next 12 months was approximately $234 million (compared to $587 million at the end of fiscal 2000), including approximately $185 million requested for shipment in the first quarter of fiscal 2002. Order cancellations decreased from $106 million in the third quarter of fiscal 2001 to $72 million in the fourth quarter of fiscal 2001. In addition, turns orders increased from $50 million in the third quarter of fiscal 2001 to $62 million in the fourth quarter of fiscal 2001. Turns orders are customer orders that are for delivery within the same quarter and may result in revenue within the same quarter if the Company has available inventory that matches those orders. Because the Company's backlog of orders at any point is not necessarily based on firm, noncancelable orders and because the Company's customers do in fact routinely cancel orders for their own convenience with little notice, backlog has limited value as a predictor of future revenues.

In the short term, the Company's ability to accurately forecast net revenues remains limited as customers continue to decrease their inventory levels. As a result of decreased order and backlog levels, the Company expects net revenues to decline in the first quarter of fiscal 2002 from the fourth quarter of fiscal 2001. Net revenues for fiscal 2002 are expected to be significantly less than net revenues for fiscal 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

FINANCIAL CONDITION:

Overview Total assets grew to $2,430.5 million at the end of fiscal 2001, up from $2,087.4 million at the end of fiscal 2000. The increase is primarily due to favorable operating results for fiscal 2001. Net accounts receivable decreased to $152.5 million at the end of fiscal 2001 from $228.9 million at the end of fiscal 2000, primarily due to a significant decrease in sales volume in the fourth quarter of fiscal 2001 compared to the fourth quarter of fiscal 2000. Net inventory grew to $162.7 million in fiscal 2001 from $139.7 million in fiscal 2000 primarily due to a decrease in demand for the Company's products that occurred in the third and fourth quarters of fiscal 2001. Income tax refund receivable increased to $50.2 million at the end of fiscal 2001 from $6.9 million at the end of fiscal 2000 primarily due to carryback claims resulting from tax losses incurred during fiscal 2001. Property, plant and equipment at cost increased to $1,408.5 million at the end of fiscal 2001 from $1,148.1 million at the end of fiscal 2000, reflecting the Company's efforts to expand future capacity and reduce costs.

[GRAPH]

Liquidity and Capital Resources The Company's primary source of funds for fiscal 2001, 2000, and 1999 has been from net cash generated from operating activities of approximately $809.6 million, $666.3 million, and $445.9 million, respectively. In addition, the Company received approximately $114.3 million, $99.1 million, and $69.2 million of proceeds from the exercises of stock options and purchases of common stock under the Employee Stock Participation Plan during fiscal 2001, 2000, and 1999, respectively.

Another source of cash from the Company's stock option programs is the tax deductions that arise from exercise of options. These tax benefits amounted to $238.9 million, $155.0 million, and $137.1 million in fiscal 2001, 2000, and 1999, respectively. In the past, it was the Company's policy to reduce the dilution effect from stock options by repurchasing its common stock from time to time in amounts based on estimates of proceeds from stock option exercises and of tax benefits related to such exercises. That stock repurchase policy was discontinued in the third quarter of fiscal 2001. Following the extraordinary events that occurred in the United States on September 11, 2001, the Company has authorized the repurchase of up to 10 million shares of its common stock during the five business days following the reopening of the United States securities markets on September 17, 2001.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

The principal uses of funds for fiscal 2001, 2000, and 1999 were repurchases of $250.7 million, $270.2 million, and $131.5 million of the Company's common stock, and purchases of property, plant and equipment of $336.5 million, $292.1 million, and $123.7 million, respectively.

As of June 30, 2001, the Company's available funds consisted of $1,220.4 million in cash, cash equivalents, and highly liquid investment securities. The Company anticipates that the available funds and cash generated from operations will be sufficient to meet cash and working capital requirements, including its anticipated level of capital expenditures, through the end of fiscal 2002.

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except share data)                     JUNE 30, 2001          June 24, 2000
                                                              -------------          -------------
Assets
Current assets:
  Cash and cash equivalents                                     $   93,796            $    82,217
  Short-term investments                                         1,126,556                814,719
                                                                ----------            -----------
      Total cash, cash equivalents and
       short-term investments                                    1,220,352                896,936
                                                                ----------            -----------
  Accounts receivable (net of allowance for doubtful
   accounts of $3,280 in 2001 and $2,248 in 2000)                  152,488                228,857
  Inventories                                                      162,656                139,677
  Deferred tax assets                                              103,205                100,359
  Income tax refund receivable                                      50,187                  6,893
  Other current assets                                              10,204                 15,631
                                                                ----------            -----------
      Total current assets                                       1,699,092              1,388,353
                                                                ----------            -----------
Property, plant and equipment, at cost, less
 accumulated depreciation                                          712,039                677,988
Other assets                                                        19,400                 21,097
                                                                ----------            -----------
      Total assets                                              $2,430,531            $ 2,087,438
                                                                ----------            -----------

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable                                              $  100,921            $   110,468
  Income taxes payable                                               8,963                 15,292
  Accrued salary and related expenses                               75,992                 95,580
  Accrued expenses                                                  94,105                 83,261
  Deferred income on shipments to distributors                      45,396                 38,204
                                                                ----------            -----------
      Total current liabilities                                    325,377                342,805
                                                                ----------            -----------
Other liabilities                                                    4,000                  4,000
Deferred tax liabilities                                                --                 20,694
Commitments and contingencies
                                                                ----------            -----------
      Total liabilities                                            329,377                367,499
                                                                ----------            -----------
Stockholders' equity:
  Preferred stock, $0.001 par value;
    Authorized: 2,000,000 shares;
    Issued and outstanding:  none                                       --                     --
  Common stock, $0.001 par value;
    Authorized: 960,000,000 shares;
    Issued and outstanding: 330,235,460
    in 2001 and 322,439,307 in 2000                                    330                    322
  Additional paid-in capital                                       351,652                258,092
  Retained earnings                                              1,745,638              1,461,618
  Accumulated other comprehensive income (loss)                      3,534                    (93)
                                                                ----------            -----------
      Total stockholders' equity                                 2,101,154              1,719,939
                                                                ----------            -----------
      Total liabilities and stockholders' equity                $2,430,531            $ 2,087,438
                                                                ----------            -----------

See accompanying Notes to Consolidated Financial Statements.

                                               CONSOLIDATED STATEMENTS OF INCOME

(Amounts in thousands, except per share data)
For the years ended                                            JUNE 30, 2001         June 24, 2000         June 26, 1999
                                                               -------------         -------------         -------------
Net revenues                                                     $1,576,613            $1,376,085            $1,002,849
Cost of goods sold                                                  537,148               503,801               379,242
                                                                 ----------            ----------            ----------
            Gross margin                                          1,039,465               872,284               623,607
                                                                 ----------            ----------            ----------
Operating expenses:
   Research and development                                         280,228               216,823               145,807
   Selling, general and administrative                              150,622               146,901               107,642
   Merger and special charges                                       163,449                    --                    --
                                                                 ----------            ----------            ----------
            Total operating expenses                                594,299               363,724               253,449
                                                                 ----------            ----------            ----------
            Operating income                                        445,166               508,560               370,158
Interest income and other, net                                       59,822                52,657                27,960
                                                                 ----------            ----------            ----------
            Income before provision
               for income taxes                                     504,988               561,217               398,118
Provision for income taxes                                          170,049               188,134               132,837
                                                                 ----------            ----------            ----------
            Net income                                           $  334,939            $  373,083            $  265,281
                                                                 ----------            ----------            ----------
Earnings per share:
            Basic                                                $     1.03            $     1.18            $     0.88
            Diluted                                              $     0.93            $     1.04            $     0.77
                                                                 ----------            ----------            ----------
Shares used in the calculation of earnings per share:
            Basic                                                   325,736               316,887               303,038
            Diluted                                                 361,620               359,548               344,360
                                                                 ----------            ----------            ----------
Dividends declared per share                                     $     0.02            $     0.02            $     0.02
                                                                 ----------            ----------            ----------


See accompanying Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                        Common
                                                         Stock              Additional                      Other
                                              --------------------------      Paid-In      Retained     Comprehensive
(Amounts in thousands, except share data)        Shares        Par Value      Capital      Earnings         Income         Total
                                              ------------     ---------    ----------    -----------   -------------   -----------
BALANCE, JUNE 27, 1998                         298,281,653       $ 298       $ 199,414    $   836,872       $(2,163)    $ 1,034,421
Components of comprehensive income:
   Net income                                           --          --              --        265,281            --         265,281
   Translation adjustment                               --          --              --             --           693             693
                                                                                                                        -----------
Total comprehensive income                                                                                                  265,974
                                                                                                                        -----------
Exercises under the Stock Option
   and Purchase Plans                           18,233,079          18          69,211             --            --          69,229
Repurchase of common stock                      (6,300,580)         (6)       (131,451)            --            --        (131,457)
Tax benefit on exercise of non-qualified
   stock options and disqualifying
   dispositions under stock plans                       --          --         137,062             --            --         137,062
Dividends declared                                      --          --              --         (5,781)           --          (5,781)
                                              ------------       -----       ---------    -----------       -------     -----------
BALANCE, JUNE 26, 1999                         310,214,152         310         274,236      1,096,372        (1,470)      1,369,448
Components of comprehensive income:
   Net income                                           --          --              --        373,083            --         373,083
   Unrealized gain on available-
     for-sale investments                               --          --              --             --         1,377           1,377
                                                                                                                        -----------
     Total comprehensive income                                                                                             374,460
                                                                                                                        -----------
Exercises under the Stock Option
   and Purchase Plans                           18,130,266          18          99,111             --            --          99,129
Repurchase of common stock                      (5,905,111)         (6)       (270,213)            --            --        (270,219)
Tax benefit on exercise of non-qualified
   stock options and disqualifying
   dispositions under stock plans                       --          --         154,958             --            --         154,958
Dividends declared                                      --          --              --         (7,837)           --          (7,837)
                                              ------------       -----       ---------    -----------       -------     -----------
BALANCE, JUNE 24, 2000                         322,439,307         322         258,092      1,461,618           (93)      1,719,939
Components of comprehensive income:
   Net income                                           --          --              --        334,939            --         334,939
   Unrealized gain on forward-
     exchange contracts                                 --          --              --             --           406             406
   Unrealized gain on available-
     for-sale investments                               --          --              --             --         4,598           4,598
                                                                                                                        -----------
     Total comprehensive income                                                                                             339,943
                                                                                                                        -----------
Adjustments to conform fiscal year
   of pooled entity                               (384,103)         --          (8,950)       (44,942)       (1,377)        (55,269)
Exercises under the Stock Option
   and Purchase Plans                           12,206,590          12         114,257             --            --         114,269
Repurchase of common stock                      (4,026,334)         (4)       (250,681)            --            --        (250,685)
Tax benefit on exercise of non-qualified
   stock options and disqualifying
   dispositions under stock plans                       --          --         238,934             --            --         238,934
Dividends declared                                      --          --              --         (5,977)           --          (5,977)
                                              ------------       -----       ---------    -----------       -------     -----------
BALANCE, JUNE 30, 2001                         330,235,460       $ 330       $ 351,652    $ 1,745,638       $ 3,534     $ 2,101,154
                                              ------------       -----       ---------    -----------       -------     -----------

See accompanying Notes to Consolidated Financial Statements.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)
Increase (decrease) in cash and cash equivalents
For the years ended                                               JUNE 30, 2001          June 24, 2000         June 26, 1999
                                                                  -------------          -------------         -------------
Cash flows from operating activities:
Net income                                                         $   334,939             $ 373,083             $ 265,281
Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation, amortization, and other                                90,861                79,267                67,883
   Plant and equipment charges                                          50,365                35,200                 2,700
   Charge for impairment of long-lived assets                          124,432                    --                    --
   Adjustment to conform fiscal year of pooled entity                    3,608                    --                    --
   Changes in assets and liabilities:
     Accounts receivable                                                77,365               (92,307)               11,304
     Inventories                                                       (27,939)              (18,876)               (3,704)
     Deferred taxes                                                     27,385               (29,415)               (4,758)
     Income tax refund receivable                                      (43,937)               30,821               (36,649)
     Other current assets                                                7,225                (5,624)               (3,359)
     Accounts payable                                                   (3,602)               41,147                18,717
     Income taxes payable                                              163,263               163,743               110,278
     Deferred income on shipments to distributors                        7,428                 4,911                (9,156)
     All other accrued liabilities                                      (1,745)               84,302                27,364
                                                                   -----------             ---------             ---------
Net cash provided by operating activities                              809,648               666,252               445,901
                                                                   -----------             ---------             ---------
Cash flows from investing activities:
   Additions to property, plant and equipment, net                    (336,545)             (292,106)             (123,652)
   Other non-current assets                                             (4,845)              (11,402)                1,318
   Purchases of available-for-sale securities                       (1,352,264)             (706,144)             (669,652)
   Proceeds from sales/maturities of available-for-sale
    securities                                                       1,037,978               553,335               444,348
                                                                   -----------             ---------             ---------
Net cash used in investing activities                                 (655,676)             (456,317)             (347,638)
                                                                   -----------             ---------             ---------
Cash flows from financing activities:
   Issuance of common stock                                            114,269                99,129                69,229
   Repurchase of common stock                                         (250,685)             (270,219)             (131,457)
   Dividends paid                                                       (5,977)               (7,837)               (5,781)
                                                                   -----------             ---------             ---------
Net cash used in financing activities                                 (142,393)             (178,927)              (68,009)
                                                                   -----------             ---------             ---------
Net increase in cash and cash equivalents                               11,579                31,008                30,254
Cash and cash equivalents:
   Beginning of year                                                    82,217                51,209                20,955
                                                                   -----------             ---------             ---------
   End of year                                                     $    93,796             $  82,217             $  51,209
                                                                   -----------             ---------             ---------
Supplemental disclosures of cash flow information:
Cash paid, net during the year for:
                                                                   -----------             ---------             ---------
   Income taxes                                                    $    21,796             $  21,573             $  59,505
                                                                   -----------             ---------             ---------

See accompanying Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Operations:

Maxim Integrated Products, Inc. (the Company) designs, develops, manufactures, and markets linear and mixed-signal integrated circuits and is incorporated in the state of Delaware. The Company's products include data converters, interface circuits, microprocessor supervisors, operational amplifiers, power supplies, multiplexers, delay lines, real-time clocks, microcontrollers, switches, battery chargers, battery management circuits, RF circuits, fiber optic transceivers, sensors, and voltage references. The Company is a global company with manufacturing facilities in the United States, testing facilities in the Philippines and Thailand, and sales offices throughout the world. The Company's products are sold to customers in numerous markets, including communications, industrial control, instrumentation, and data processing.

On April 11, 2001, the Company acquired Dallas Semiconductor Corporation (Dallas Semiconductor), a leading supplier of specialty semiconductors. At the completion of the merger, Dallas Semiconductor became a wholly owned subsidiary of the Company. The transaction was accounted for as a pooling-of-interests for financial reporting purposes in accordance with accounting principles generally accepted in the United States, and accordingly, all financial data of the Company presented in these financial statements has been restated to include the historical financial data of Dallas Semiconductor. See Note 3 of the Notes to Consolidated Financial Statements regarding this transaction.

2. Summary of Significant Accounting Policies:

Basis of presentation:

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. Intercompany balances and transactions have been eliminated. The Company has a 52-to-53-week fiscal year that ends on the last Saturday in June. Accordingly, every sixth or seventh fiscal year will be a 53-week fiscal year. Fiscal years 2000 and 1999 were 52-week years. Fiscal year 2001 was a 53-week year. The impact of the additional week on the Company's operating results consisted primarily of additional salary-related expenses. These additional expenses were not material.

Cash equivalents and short-term investments:

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents consist of demand accounts, government securities, and money market funds. Short-term investments consist of U.S. Treasury and Federal Agency debt securities, corporate notes, and municipal bonds with original maturities beyond three months.

All of the Company's cash equivalents and short-term investments are considered available-for-sale. Such securities are carried at fair market value based on market quotes. Unrealized gains and losses, net of tax, on securities in this category are reported as a separate component of stockholders' equity. The cost of securities sold is based on the specific identification method. Interest earned on securities is included in interest income.

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

The Company accounts for its forward exchange contracts under the provisions of Statement of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities." The Company recognizes all derivatives on the balance sheet at fair value. The Company does not enter into any forward exchange contracts not designated as hedges. The criteria the Company uses for designating an instrument as a hedge includes the instrument's effectiveness in risk reduction, and one-to-one matching of derivative instruments to underlying transactions. Gains and losses on forward exchange contracts that are designated and effective as hedges of anticipated transactions, for which a firm commitment has been attained, are deferred and recognized in Other Comprehensive Income until the underlying transaction is recognized in earnings. Gains and losses on forward exchange contracts generally offset gains and losses on the underlying transactions. The Company adopted SFAS 133 as of the beginning of fiscal 2001. The effect of adopting SFAS 133 did not have a material effect on the Company's financial position or results of operations.

Inventories:

Inventories are stated at the lower of standard cost, which approximates actual costs using the first in, first out method, or market.

Property, plant and equipment:

Property, plant and equipment are stated at cost. Depreciation is computed on the straight line method over the estimated useful lives of the assets, which range from 2 to 40 years. Leasehold improvements are amortized over the lesser of their useful lives or the remaining term of the related lease. The Company evaluates its property, plant and equipment in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company performs periodic reviews to determine whether facts and circumstances exist that would indicate that the carrying amount of property, plant and equipment might not be fully recoverable. If facts and circumstances indicate that the carrying amount of property, plant and equipment might not be fully recoverable, the Company compares the projected undiscounted net cash flows associated with the related asset or group of assets over their estimated remaining useful life against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets.

Revenue recognition:

Revenue from product sales direct to customers is generally recognized upon the transfer of title. A portion of the Company's sales are made to domestic distributors under agreements which provide for certain sales price rebates and limited product return privileges. As a result, the Company defers recognition of such sales until the merchandise is sold by the domestic distributors.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Securities and Exchange Commission (SEC) issued in December 1999 SEC Staff Accounting Bulletin No. 101 (SAB101), "Revenue Recognition in Financial Statements." SAB101 was adopted by the Company in the fourth quarter of fiscal 2001. The effect of adopting SAB101 did not have a material effect on the Company's financial position or results of operations.

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

During fiscal 1999, the Company changed the functional currency of its foreign operations having the local currency as the functional currency to the U.S. dollar to reflect the significance of U.S. dollar-based revenues for its foreign operations. This change did not have a material impact on the Company's financial position or results of operations.

Employee stock plans:

The Company accounts for its stock option and employee stock purchase plans in accordance with provisions of the Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." In addition, the Company discloses pro forma information related to its stock plans according to Financial Accounting Standards Board Statement No. 123 (SFAS 123), "Accounting for Stock Based Compensation." See Note 9 of "Notes To Consolidated Financial Statements."

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

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates relate to the useful lives and fair value of fixed assets, allowances for doubtful accounts and customer returns, inventory reserves, potential reserves relating to litigation matters, accrued liabilities, and other reserves. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Concentration of credit risk:

Due to the Company's credit evaluation and collection process, bad debt expenses have not been significant. Credit risk with respect to trade receivables is limited, because a large number of geographically diverse customers make up the Company's customer base, thus spreading the credit risk. While a significant portion

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

of the Company's revenues is made through domestic and international distributors, no single customer has accounted for greater than 10% of net revenues in the last three fiscal years.

The Company places its investments with high credit quality financial institutions, limits the amount of credit exposure to any one financial institution or instrument, and is exposed to credit risk in the event of default by these institutions to the extent of amounts recorded at the balance sheet date. To date, the Company has not experienced losses on any investments.

Concentration of other risks:

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures, and cyclical market patterns. The Company's results of operations are affected by a wide variety of factors, including general economic conditions, both at home and abroad; economic conditions specific to the semiconductor industry and to the analog portion of that industry; demand for the Company's products; the timely introduction of new products; implementation of new manufacturing technologies; manufacturing capacity; the ability to manufacture efficiently; the ability to safeguard patents and intellectual property in a rapidly evolving market; and reliance on assembly and, to a small extent, wafer fabrication subcontractors and on independent distributors and sales representatives. As a result, the Company may experience substantial period-to-period fluctuations in future operating results due to the factors mentioned above or other factors.

3. Business Combination:

On April 11, 2001, the Company acquired Dallas Semiconductor, a leading supplier of specialty semiconductors. The Company issued approximately 41.0 million shares of its common stock in exchange for all the outstanding common stock of Dallas Semiconductor. In addition, the Company exchanged all options to purchase Dallas Semiconductor common stock for options to purchase approximately 5.9 million shares of the Company's common stock. The transaction was accounted for as a pooling-of-interests and qualifies as a tax-free reorganization. As a result of the acquisition, during the fourth quarter of fiscal 2001, the Company recorded merger costs of $26.4 million. In addition, the Company recorded special charges of $137.0 million in the fourth quarter of fiscal 2001. The special charges resulted from the significant decrease in demand that occurred during the fourth quarter of fiscal 2001 for Dallas Semiconductor products in combination with the Company's plan for the utilization of Dallas Semiconductor's long-lived assets. See "Merger and Special Charges" in Note 13 of the Notes to Consolidated Financial Statements.

All financial data of the Company presented in these financial statements has been restated to include the historical financial data of Dallas Semiconductor in accordance with accounting principles generally accepted in the United States and pursuant to Regulation S-X of the Securities and Exchange Commission. Adjustments relating to deferral of income on shipments to distributors were required to conform the accounting policies of the acquired company. Both the Company and Dallas Semiconductor have sales to domestic distributors under agreements that provide for certain price rebates, allowances and return privileges. The Company defers recognition of these sales until the merchandise is sold by the domestic distributors. Dallas Semiconductor recognized these sales, which were reduced by estimated future price reductions and returns, upon shipment to domestic distributors. These adjustments reflect the conformity of Dallas Semiconductor's accounting policies and presentation to that of the Company's.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The Company and Dallas Semiconductor had certain differences in the classification of revenues and expenses in their historical statements of operations and assets and liabilities in their historical balance sheets. Adjustments have been made to conform the combined companies' income statement and balance sheet classifications. In addition, the lives of the property, plant and equipment acquired as part of the merger with Dallas Semiconductor were conformed to the lives used by the Company as appropriate. The change, which was prospective in nature, reflects the Company's anticipated economic benefit from those assets.

The Company's statement of income for the fiscal year ended June 26, 1999 has been combined with the Dallas Semiconductor statement of income for the fiscal year ended January 2, 2000. The Company's statement of income for the fiscal year ended June 24, 2000 has been combined with the Dallas Semiconductor statement of income for the fiscal year ended December 31, 2000. The Company's statement of income for the fiscal year ended June 30, 2001 includes the results of operations for Dallas Semiconductor for the 12 months ended June 30, 2001. This presentation has the effect of including Dallas Semiconductor's results of operations for the 6-month period ended December 31, 2000 in both the Company's fiscal years ended June 24, 2000 and June 30, 2001. Net revenues and net income for Dallas Semiconductor for the 6-month period ended December 31, 2000, were $270.4 million and $48.9 million, respectively. The net income for Dallas Semiconductor for the 6-month period ended December 31, 2000, of $48.9 million has been reported as a decrease to the Company's fiscal 2001 retained earnings within the Consolidated Statement of Stockholders' Equity for the year ended June 30, 2001. The Company's balance sheet as of June 24, 2000 was combined with Dallas Semiconductor's balance sheet as of December 31, 2000. The combining periods for the Consolidated Statements of Income are summarized as follows:

                                                                             Fiscal 2001 Quarterly Periods
                          Fiscal 1999       Fiscal 2000     ---------------------------------------------------------------
                          Year Ended        Year Ended          First            Second          Third           Fourth
                         -------------     -------------    --------------    -------------   -------------   -------------
Maxim                    June 26, 1999     June 24, 2000    Sept. 23, 2000    Dec. 30, 2000   Mar. 31, 2001   June 30, 2001
Dallas Semiconductor      Jan. 2, 2000     Dec. 31, 2000      Oct. 1, 2000    Dec. 31, 2000    Apr. 1, 2001   June 30, 2001

The results of operations previously reported by the separate entities and the combined amounts presented in the accompanying financial statements are summarized below:

(Amounts in thousands)
For the years ended                                    June 24, 2000          June 26, 1999
                                                       -------------          -------------
Net Revenues:
  Maxim                                                 $   864,924             $  606,965
  Dallas Semiconductor                                      516,965                390,207
  Adjustments to conform accounting policies                 (8,116)                 3,443
  Reclassifications to conform financial
    statement presentation                                    2,312                  2,234
                                                        -----------             ----------
  Combined                                              $ 1,376,085             $1,002,849
                                                        -----------             ----------
Net Income:
  Maxim                                                 $   280,619             $  196,122
  Dallas Semiconductor                                       95,415                 68,338
  Adjustments to conform accounting policies                 (2,951)                   821
                                                        -----------             ----------
  Combined                                              $   373,083             $  265,281
                                                        -----------             ----------

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. Financial Instruments:

Investments:

In accordance with Statement of Financial Accounting Standard No. 115 (SFAS
115), "Accounting for Certain Investments in Debt and Equity Securities," the Company recorded an unrealized holding gain of $7.2 million on short-term investments at June 30, 2001 ($2.2 million at June 24, 2000). The unrealized holding gain resulted from a decline in interest rates that occurred during the third and fourth quarters of fiscal 2001. Fair market values are calculated based upon prevailing market quotes at the end of each fiscal year.

Available-for-sale investments at June 30, 2001 were as follows:

                                                             Unrealized           Unrealized            Estimated
(Amounts in thousands)                       Cost               Gain                 Loss               Fair Value
                                          ----------         ----------           ----------            ----------
U.S. Treasury securities                  $  424,014             $1,551           $       --            $  425,565
Federal Agency Debt securities               525,097              2,018                   --               527,115
Corporate notes                               98,455              2,076                   --               100,531
Municipal bonds                               71,830              1,515                   --                73,345
                                          ----------         ----------           ----------            ----------
                                          $1,119,396             $7,160           $       --            $1,126,556
                                          ----------         ----------           ----------            ----------

Available-for-sale investments at June 24, 2000 were as follows:

                                                             Unrealized           Unrealized            Estimated
(Amounts in thousands)                       Cost               Gain                 Loss               Fair Value
                                          ----------         ----------           ----------            ----------
U.S. Treasury securities                  $  290,023             $   --            $       --           $  290,023
Federal Agency Debt securities               297,866                 --                    --              297,866
Corporate notes                              187,753              1,877                    --              189,630
Municipal bonds                               36,891                309                    --               37,200
                                          ----------         ----------            ----------           ----------
                                          $  812,533             $2,186            $       --           $  814,719
                                          ----------         ----------            ----------           ----------

Gross realized gains or losses for fiscal 2001, 2000, and 1999 were immaterial.

The amortized cost and estimated fair value of investments in debt securities at June 30, 2001, by contractual maturity, were as follows:

                                                             Estimated
(Amounts in thousands)                       Cost            Fair Value
                                          ----------         ----------
Due in 1 year or less                     $  969,643         $  973,399
Due in 1-2 years                              58,883             60,526
Due in 2-4 years                              45,446             46,428
Due after 4 years                             45,424             46,203
                                          ----------         ----------
                                          $1,119,396         $1,126,556
                                          ----------         ----------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Foreign exchange contracts:

At June 30, 2001, the Company held forward exchange contracts, all having maturities of less than one year, to exchange various foreign currencies for U.S. dollars in the amount of $63.6 million. The table below summarizes, by currency, the notional amounts of the Company's forward exchange contracts and net unrealized gain or loss at the end of fiscal 2001 and 2000. The net unrealized gain or loss approximates the carrying value of these contracts.

                                         JUNE 30, 2001                         June 24, 2000
                                 -----------------------------         -----------------------------
                                 NOTIONAL          UNREALIZED          NOTIONAL          UNREALIZED
(Amounts in thousands)            AMOUNTS          GAIN/(LOSS)          AMOUNTS          GAIN/(LOSS)
                                 --------          -----------         --------          -----------
Currency:
Japanese Yen                      $30,089            $ 1,084            $59,326            $ 1,593
British Pound Sterling             18,295                356             20,307                612
Euro                               14,659                648             19,045                555
Swiss Franc                           552                 27                477                 (8)
                                  -------            -------            -------            -------
                                  $63,595            $ 2,115            $99,155            $ 2,752
                                  -------            -------            -------            -------

The net unrealized gain is potentially subject to market and credit risk as it represents appreciation of the hedge position over spot exchange rates at year end. The Company controls credit risk through credit approvals and monitoring procedures.

5. Inventories:

The components of inventories are:

(Amounts in thousands)                        JUNE 30, 2001           June 24, 2000
                                              -------------           -------------
Raw materials                                      $ 21,893                $ 21,333
Work-in-process                                      91,727                  72,485
Finished goods                                       49,036                  45,859
                                                   --------                --------
                                                   $162,656                $139,677
                                                   --------                --------

6. Property, Plant and Equipment:

Property, plant and equipment consist of:

(Amounts in thousands)                        JUNE 30, 2001           June 24, 2000
                                              -------------           -------------
Land                                           $    52,596              $    51,344
Buildings and building improvements                307,774                  247,932
Machinery and equipment                          1,048,176                  848,776
                                               -----------              -----------
                                                 1,408,546                1,148,052
                                               -----------              -----------
Less accumulated depreciation                     (696,507)                (470,064)
                                               -----------              -----------
                                               $   712,039              $   677,988
                                               -----------              -----------

During fiscal 2001, the Company recorded charges of $39.2 million to cost of goods sold and $11.2 million to research and development costs to reduce the carrying value of plant and equipment that was abandoned, no longer in use, or whose estimated useful lives were shortened, resulting in accelerated depreciation. In addition, in the fourth quarter of fiscal 2001, the Company recorded impairment charges of $124.4 million related to the long-lived assets of Dallas Semiconductor. See Note 13 of the Notes to Consolidated Financial Statements. During fiscal 2000, the Company recorded charges of $27.1 million to cost of goods sold and $8.1 million to research and development costs to reduce the carrying value of plant and equipment that was abandoned, no longer in use, or whose estimated useful lives were shortened, resulting in accelerated depreciation.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. Commitments and Contingencies:

The Company is a defendant in a patent infringement lawsuit that alleges that certain of the Company's products infringe a United States patent owned by the plaintiff in the lawsuit. The lawsuit is in the discovery phase, with a jury trial on the issues of liability and willfulness likely to occur in calendar 2002. In addition, the Company is subject to other legal proceedings and claims that arise in the normal course of its business. The Company does not believe that the ultimate outcome of these matters will have a material adverse effect on the financial position of the Company.

The Company leases certain of its facilities under various operating leases that expire at various dates through 2010. The lease agreements generally include renewal provisions and require the Company to pay property taxes, insurance, and maintenance costs.

Future annual minimum lease payments for all leased facilities are as follows:

Fiscal Year    (Amounts in thousands)
               ----------------------
2002                 $ 3,122
2003                   2,436
2004                   1,640
2005                   1,054
2006                     691
2007-2010              1,194
                     -------
                     $10,137
                     -------

Rent expense was approximately $3.7 million, $2.7 million and $2.0 million in fiscal 2001, 2000, and 1999, respectively.

8. Comprehensive Income:

Comprehensive income consists of net income and net unrealized gains on available-for-sale investments and forward exchange contracts. The components of other comprehensive income and related tax effects were as follows:

(Amounts in thousands)
For the years ended                                              JUNE 30, 2001        June 24, 2000
                                                                 -------------        -------------
Change in unrealized gains on investments,
   net of tax of $2,618 in 2001 and $809 in 2000                     $ 4,598             $1,377
Change in unrealized gains on forward exchange contracts,
   net of tax of $209 in 2001                                            406                 --
Adjustment to conform fiscal year of pooled entity                    (1,377)                --
                                                                     -------             ------
                                                                     $ 3,627             $1,377
                                                                     -------             ------

Accumulated other comprehensive income presented in the Consolidated Balance Sheets consists of the accumulated net unrealized gains on available-for-sale investments and forward exchange contracts and the accumulated foreign currency translation adjustments. Foreign currency translation adjustments are not tax affected.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. Employee Stock and Benefit Plans:

Stock option and purchase plans:

At June 30, 2001, the Company has reserved a total of 93,343,721 of its common shares for issuance to employees and certain others under its 1996 Stock Incentive Plan, 1993 Officer and Director Stock Option Plan, 1987 Stock Option Plan, 1987 Supplemental Stock Option Plan, 1983 Incentive Stock Option Plan, 1987 Employee Stock Participation Plan (ESP Plan), 1988 Nonemployee Director Stock Option Plan, and Supplemental Nonemployee Stock Option Plan. Under the plans, options are generally granted at a price not less than fair market value as determined by the Board or Plan administrator at the date of grant. Subject to certain limitations, the Board or Plan administrator has authority to make grants at prices less than fair market value. Options granted under the stock option plans described above generally vest within 5 years and expire from 5 to 10 years from the date of the grant or such shorter term as may be provided in the agreement. Under the 1987 Employee Stock Participation Plan and the Dallas Semiconductor Stock Purchase Plan, employees of the Company may purchase shares of common stock at a price not less than the lesser of 85% of the fair market value of the stock on the date the purchase right is granted or the date the right is exercised. During fiscal 2001, the Company recorded $238,934,000 of tax benefit on the exercise of nonqualified stock options and on disqualifying dispositions under stock plans ($154,958,000 in fiscal 2000 and $137,062,000 in fiscal 1999).

Information with respect to activity under the stock option plans and ESP Plan is set forth below:

                                                                          Outstanding Options
                                                                   -----------------------------------
                                             Shares                                   Weighted Average
                                            Available               Number of              Price
                                            for Grant                Shares              Per Share
                                           -----------             -----------        ----------------
BALANCE, JUNE 27, 1998                       3,073,242              96,761,269             $ 6.39
   Shares reserved                          16,878,418                      --                 --
   Options granted                         (17,438,391)             17,438,391             $18.64
   Options terminated                        5,763,082              (5,763,082)            $ 9.22
   Options exercised                                --             (18,233,079)            $ 3.40
                                           -----------             -----------             ------
BALANCE, JUNE 26, 1999                       8,276,351              90,203,499             $ 9.11
   Shares reserved                          14,910,256                      --                 --
   Options granted                         (14,571,524)             14,571,524             $39.77
   Options terminated                        3,443,779              (3,443,779)            $14.70
   Options exercised                                --             (18,130,266)            $ 4.75
                                           -----------             -----------             ------
BALANCE, JUNE 24, 2000                      12,058,862              83,200,978             $14.86
   Adjustment to conform fiscal
     year of pooled entity                  (2,374,944)               (941,841)                --
   Shares reserved                          13,607,256                      --                 --
   Options granted                         (23,022,427)             23,022,427             $46.78
   Options terminated                        3,789,540              (3,789,540)            $25.31
   Options exercised                                --             (12,206,590)            $ 9.44
                                           -----------             -----------             ------
BALANCE, JUNE 30, 2001                       4,058,287              89,285,434             $24.20
                                           -----------             -----------             ------

At June 30, 2001, 33,070,686 options to purchase shares of common stock were exercisable. Options exercisable at June 24, 2000 and June 26, 1999 were 32,811,193 and 36,716,962, respectively.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes information about options outstanding at June 30, 2001:

                                          Outstanding Options                             Options Exercisable
                           -------------------------------------------------        --------------------------------
                                              Weighted Average      Weighted                                Weighted
     Range of                  Number             Remaining         Average             Number              Average
     Exercise              Outstanding at        Contractual        Exercise        Exercisable at          Exercise
      Prices                June 30, 2001        Life (Years)        Price           June 30, 2001           Price
  ---------------          --------------     ----------------      --------        --------------          --------
  $ 0.45 - $7.47             18,705,447              3.03            $ 3.72            16,968,806            $ 3.52
  $ 7.48 - $14.53            20,450,192              5.67            $11.48            10,713,391            $10.20
  $14.68 - $33.50            19,487,013              7.27            $21.73             3,341,285            $20.32
  $33.53 - $48.63            18,752,867              9.32            $39.57             1,403,294            $38.32
  $48.96 - $87.06            11,889,915              9.08            $58.09               643,910            $58.53
  ---------------            ----------            ------            ------            ----------            ------
  $ 0.45 - $87.06            89,285,434              6.69            $24.20            33,070,686            $ 9.93
  ---------------            ----------            ------            ------            ----------            ------

Stock-based compensation:

Under SFAS 123, the Company may elect to continue to account for the grant of stock options under APB Opinion 25, in which options granted with an exercise price equal to the fair market value on the date of grant do not require recognition of expense in the Company's financial statements. Under SFAS 123, the Company is, however, required to provide pro forma disclosure regarding net income and earnings per share as if the Company had accounted for its employee stock options (including shares issued under the 1996 Stock Incentive Plan, 1993 Officer and Director Stock Option Plan, 1987 Stock Option Plan, 1987 Supplemental Stock Option Plan, 1988 Nonemployee Director Stock Option Plan, and Supplemental Nonemployee Stock Option Plan, collectively called "options") granted subsequent to June 30, 1995, under the methodology prescribed by that statement. Since the Company has elected to account for the grant of options under APB Opinion No. 25, the following information is for disclosure purposes only and it will not affect the current or future earnings of the Company.

The valuation of options granted in fiscal 2001, 2000, and 1999 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                       Stock Option Plans                 Employee Stock Participation Plan
                                               -----------------------------------       -----------------------------------
Fiscal year                                     2001          2000          1999          2001          2000          1999
                                               -------       -------       -------       -------       -------       -------
Expected option holding period (in years)          4.5           4.6           4.6           0.5           0.5           0.5
Risk-free interest rate                            5.1%          5.9%          6.0%          5.1%          5.6%          5.4%
Stock price volatility                             0.59          0.54          0.50          0.59          0.54          0.50
Dividend yield                                     .04%          .05%          .05%          .04%          .05%          .05%

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                               Weighted Average Grant Date Value
For the years ended                      JUNE 30, 2001  June 24, 2000   June 26, 1999
-------------------                      -------------  -------------   -------------
Stock Option Plans                           $23.86         $20.93         $ 9.39
Employee Stock Participation Plan            $12.29         $ 7.82         $ 4.88
                                             ------         ------         ------

As required under SFAS 123, the reported net income and earnings per share have been presented to reflect the impact had the Company been required to include the amortization of the Black-Scholes option value as an expense. The adjusted amounts are as follows:

For the years ended                         JUNE 30, 2001       June 24, 2000       June 26, 1999
-------------------                          -----------         -----------         -----------
Pro forma net income adjusted for
  SFAS 123 (in thousands)                    $   205,414         $   292,567         $   221,219
                                             -----------         -----------         -----------
Pro forma diluted earnings per share
  adjusted for SFAS 123                      $      0.57         $      0.81         $      0.64
                                             -----------         -----------         -----------

401(k) retirement plan:

The Company sponsors a 401(k) retirement plan [401(k) Plan] under which full-time U.S. employees may contribute, on a pretax basis, between 1% and 20% of their total annual income from the Company, subject to a maximum aggregate annual contribution imposed by the Internal Revenue Code. Company contributions to the 401(k) Plan were $3.0 million, $2.5 million, and $1.7 million in fiscal 2001, 2000, and 1999, respectively.

10. Earnings Per Share:

The following table sets forth the computation of basic and diluted earnings per share:

(Amounts in thousands, except per share data)

For the years ended                             JUNE 30, 2001    June 24, 2000    June 26, 1999
-------------------                             -------------    -------------    -------------
Numerator for basic earnings per share
  and diluted earnings per share
   Net Income                                      $334,939         $373,083         $265,281
                                                   --------         --------         --------
Denominator for basic earnings per share            325,736          316,887          303,038
   Effect of dilutive securities:
       Stock options and warrants                    35,884           42,661           41,322
                                                   --------         --------         --------
Denominator for diluted earnings per share          361,620          359,548          344,360
                                                   --------         --------         --------
Earnings per share:
   Basic                                           $   1.03         $   1.18         $   0.88
   Diluted                                         $   0.93         $   1.04         $   0.77
                                                   --------         --------         --------

11. Income Taxes:

The provision for income taxes consists of the following:

(Amounts in thousands)

For the years ended   JUNE 30, 2001      June 24, 2000      June 26, 1999
-------------------     ---------          ---------          ---------
Federal
   Current              $ 175,874          $ 192,570          $ 119,668
   Deferred               (22,800)           (27,835)            (4,667)
State
   Current                 16,195             21,010             13,754
   Deferred                (2,100)            (1,845)              (207)
Foreign
   Current                  3,313              4,260              4,289
   Deferred                  (433)               (26)                --
                        ---------          ---------          ---------
                        $ 170,049          $ 188,134          $ 132,837
                        ---------          ---------          ---------

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Pretax income from foreign operations was approximately $9.2 million, $17.4 million, and $12.6 million for the years ended June 30, 2001, June 24, 2000, and June 26, 1999, respectively.

The Company enjoys tax holidays with respect to its operations in the Philippines and Thailand that will expire in fiscal 2002 and 2004, respectively. The impact of these tax holidays was to increase net income by approximately $1.1 million ($0.003 diluted earnings per share), $2.7 million ($0.008 diluted earnings per share), and $1.1 million ($0.003 diluted earnings per share) during fiscal 2001, 2000, and 1999, respectively. At June 30, 2001, accumulated pretax earnings of approximately $12.5 million are intended to be permanently reinvested outside the United States, and no federal tax has been provided on these earnings.

The provision for income taxes differs from the amount computed by applying the statutory rate as follows:

For the years ended                                   JUNE 30, 2001  June 24, 2000  June 26, 1999
-------------------                                   -------------  -------------  -------------
Federal statutory rate                                     35.0%          35.0%          35.0%
State tax, net of federal benefit                           1.8            2.1            2.2
General business credits                                   (1.3)          (0.8)          (0.9)
Exempt earnings of Foreign Sales Corporation               (2.5)          (2.1)          (2.1)
Other                                                       0.7           (0.7)          (0.8)
                                                           ----           ----           ----
                                                           33.7%          33.5%          33.4%
                                                           ----           ----           ----

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred tax assets and liabilities are as follows:


(Amounts in thousands)                                     JUNE 30, 2001     June 24, 2000
----------------------                                       ---------          ---------
Deferred tax assets:
   Inventory valuation and reserves                          $  64,087          $  32,423
   Distributor related accruals and
     sales return and allowance accruals                        37,647             36,860
   Deferred revenue                                              4,745              5,588
   Accrued compensation                                         19,242             20,063
   Net operating loss carryovers                                84,120             84,087
   Tax credit carryovers                                        52,325             19,100
   Other reserves and accruals not
     currently deductible for tax reporting                     22,538             15,787
   Other                                                         2,929              4,166
                                                             ---------          ---------
Total deferred tax assets                                      287,633            218,074
Deferred tax liabilities--fixed assets cost recovery           (47,983)           (30,496)
                                                             ---------          ---------
Net deferred tax assets before
     valuation allowance                                       239,650            187,578
Valuation allowance                                           (136,445)          (107,913)
                                                             ---------          ---------
Net deferred tax assets                                      $ 103,205          $  79,665
                                                             ---------          ---------

The valuation allowance of $136.4 million is attributable to the tax benefits on gains realized from the exercise of stock options, and when realized, will be recorded as a credit to additional paid-in capital. Realization of the net deferred tax assets is dependent upon the Company's ability to generate future taxable income.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


12. Segment Information:

The Company operates and tracks its results in one reportable segment. The Company designs, develops, manufactures, and markets a broad range of linear and mixed-signal integrated circuits. The Chief Executive Officer has been identified as the Chief Operating Decision Maker as defined by Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information."

Enterprise-wide information is provided in accordance with SFAS 131. Geographical revenue information is based on the customer's ship-to location. Long-lived assets consist of property, plant and equipment. Property, plant and equipment information is based on the physical location of the assets at the end of each fiscal year.

Net revenues from unaffiliated customers by geographic region were as follows:

(Amounts in thousands)
For the years ended       JUNE 30 2001      June 24, 2000      June 26, 1999
----------------------     ----------         ----------         ----------
United States              $  682,670         $  648,921         $  470,946
Europe                        384,827            298,741            221,824
Pacific Rim                   486,407            415,634            298,725
Rest of World                  22,709             12,789             11,354
                           ----------         ----------         ----------
                           $1,576,613         $1,376,085         $1,002,849
                           ----------         ----------         ----------

Net long-lived assets by geographic region were as follows:


(Amounts in thousands)     JUNE 30, 2001    June 24, 2000
----------------------       --------         --------
United States                $646,519         $622,782
Rest of World                  65,520           55,206
                             --------         --------
                             $712,039         $677,988
                             --------         --------

13. Merger and Special Charges:

During the fourth quarter of fiscal 2001, the Company recorded merger costs in connection with the acquisition of Dallas Semiconductor of approximately $26.4 million. These costs consist of approximately $14.1 million intended to satisfy the change in control payments under previously existing employment contracts and other non-employee director arrangements for which there was no future economic benefit; a $5.8 million payment to be made under a change in control provision in a previously existing life insurance arrangement for which there was no future economic benefit; and $6.5 million for fees related to investment banking, legal, accounting, filings with regulatory agencies, financial printing, and other related costs. It is expected that substantially all of these direct transaction costs will be paid out of existing cash reserves within 12 months of the consummation of the merger.

During the fourth quarter of fiscal 2001, the Company recorded special charges of $137.0 million. These special charges resulted from the significant decrease in demand that occurred during the fourth quarter of fiscal 2001 for Dallas Semiconductor's products in combination with the Company's intention to close Dallas Semiconductor's 6-inch wafer manufacturing facility and dispose of the related equipment. The Company intends to complete construction of an 8-inch wafer manufacturing facility located in Dallas, Texas, that was under construction when the merger was consummated between the Company and Dallas Semiconductor. Once complete, the 8-inch wafer manufacturing facility will serve as Dallas

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Semiconductor's primary wafer manufacturing facility. In addition, the Company is concentrating test operations of the combined company at the Company's test facilities located in the Philippines and Thailand. Once complete, certain Dallas Semiconductor test equipment will be disposed of. The Company concluded that the above facts indicated that Dallas Semiconductor's long-lived assets might be impaired, and as required by accounting principles generally accepted in the United States, performed a cash flow analysis of the related assets. Based on the cash flow analysis, the cash flows expected to be generated by Dallas Semiconductor's long-lived assets during their estimated remaining useful lives are not sufficient to recover the net book value of the assets. The Company obtained a valuation report from an independent appraiser of the estimated fair value of the equipment at June 30, 2001, and validated the report with its own knowledge of the semiconductor used equipment market. Based on the cash flow analysis and valuation report, an impairment charge of $124.4 million was recorded to reduce the net book value of Dallas Semiconductor's long-lived assets to fair value.

In addition to the above, the Company recorded special charges of $12.6 million to reflect the reorganization of the Company's sales organization, purchase order cancellation fees, and the reduction in the Company's manufacturing workforce. The above actions directly impacted employees in the Company's sales, marketing, and manufacturing organizations. It is expected that 230 employees will be terminated by these actions, of which 93 were terminated and $2.0 million of termination benefits were paid by June 30, 2001.

The following table summarizes the activity related to the above actions for the year ended June 30, 2001:

                                                                               Purchase Order
                                       Merger       Impairment                  Cancellation
(Amounts in thousands)                 Costs          Charges      Severance        Fees         Other         Total
--------------------------            --------       ---------       -------       -------       ------      ---------
Merger and special charges            $ 26,434       $ 124,432       $ 2,542       $ 7,797       $2,244      $ 163,449

Non-cash charges                        (2,622)       (124,432)           --            --           --       (127,054)

Cash payments                          (15,671)             --        (1,989)         (284)          --        (17,944)
                                      --------       ---------       -------       -------       ------      ---------
Reserve balance at June 30, 2001      $  8,141       $      --       $   553       $ 7,513       $2,244      $  18,451
                                      --------       ---------       -------       -------       ------      ---------

14. Subsequent Event (unaudited):

Following the extraordinary events that occurred in the United States on September 11, 2001, the Company has authorized the repurchase of up to 10 million shares of its common stock during the five business days following the reopening of the United States securities markets on September 17, 2001.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS



The Board of Directors and Stockholders

Maxim Integrated Products, Inc.



We have audited the accompanying consolidated balance sheets of Maxim Integrated Products, Inc., as of June 30, 2001 and June 24, 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three fiscal years in the period ended June 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Dallas Semiconductor Corporation, a wholly owned subsidiary, which statements reflect total assets of $728.4 million as of December 31, 2000 and total revenues of $517.0 million for the year then ended. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to data included for Dallas Semiconductor for the year ended December 31, 2000, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Maxim Integrated Products, Inc., at June 30, 2001 and June 24, 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States.



                                   /s/  ERNST & YOUNG LLP




San Jose, California

August 14, 2001

                                                         SELECTED FINANCIAL DATA


(Amounts in thousands, except per share data)

Fiscal Year                            2001             2000             1999             1998            1997
-----------------------             ----------       ----------       ----------       ----------       --------
Net revenues                        $1,576,613       $1,376,085       $1,002,849       $  904,438       $786,770
                                    ----------       ----------       ----------       ----------       --------
Cost of goods sold                  $  537,148       $  503,801       $  379,242       $  346,071       $315,864
Gross margin %                            65.9%            63.4%            62.2%            61.7%          59.9%
                                    ----------       ----------       ----------       ----------       --------
Operating income                    $  445,166       $  508,560       $  370,158       $  331,959       $281,687
   % of net revenues                      28.2%            37.0%            36.9%            36.7%          35.8%
                                    ----------       ----------       ----------       ----------       --------
Net income                          $  334,939       $  373,083       $  265,281       $  234,000       $197,048
                                    ----------       ----------       ----------       ----------       --------
Earnings per share:
     Basic                          $     1.03       $     1.18       $     0.88       $     0.79       $   0.69
     Diluted                        $     0.93       $     1.04       $     0.77       $     0.69       $   0.60
                                    ----------       ----------       ----------       ----------       --------
Shares used in the calculation
   of earnings per share:
     Basic                             325,736          316,887          303,038          296,151        286,309
     Diluted                           361,620          359,548          344,360          340,356        329,890
                                    ----------       ----------       ----------       ----------       --------
Dividends declared per share        $     0.02       $     0.02       $     0.02       $     0.02       $   0.01
                                    ----------       ----------       ----------       ----------       --------
Cash, cash equivalents
   and short-term investments       $1,220,352       $  896,936       $  710,074       $  453,302       $340,372
Working capital                     $1,373,715       $1,045,548       $  886,697       $  589,340       $469,382
Total assets                        $2,430,531       $2,087,438       $1,603,122       $1,242,190       $985,858
Stockholders' equity                $2,101,154       $1,719,939       $1,369,449       $1,034,422       $804,845
                                    ----------       ----------       ----------       ----------       --------


Net income for fiscal 2001 included merger and special charges of $163.4 million ($0.30 diluted earnings per share). Excluding the merger and special charges noted above, net income and diluted net income per share would have been $442.8 million and $1.22, respectively, for the year ended June 30, 2001. See Note 13 to the Notes to Consolidated Financial Statements for additional information on the "Merger and Special Charges."

FINANCIAL HIGHLIGHTS BY QUARTER



Unaudited
(Amounts in thousands, except per share data)

                                                                 Quarter Ended
Fiscal 2001                            6/30/01             3/31/01            12/30/00           9/23/00
---------------------                ------------        ------------       ------------       ------------
Net revenues                         $    318,147        $    397,840       $    438,317       $    422,309
                                     ------------        ------------       ------------       ------------
Cost of goods sold                   $     96,231        $    138,390       $    154,112       $    148,415
Gross margin %                               69.8%               65.2%              64.8%              64.9%
                                     ------------        ------------       ------------       ------------
Operating income (loss)              $    (40,671)       $    150,835       $    169,259       $    165,743
   % of net revenues                        (12.8%)              37.9%              38.6%              39.2%
                                     ------------        ------------       ------------       ------------
Net income (loss)                    $    (16,166)       $    109,856       $    122,176       $    119,073
                                     ------------        ------------       ------------       ------------
Earnings (loss) per share:
     Basic                           $      (0.05)       $       0.34       $       0.38       $       0.37
     Diluted                         $      (0.05)       $       0.31       $       0.34       $       0.33
                                     ------------        ------------       ------------       ------------
Shares used in calculation
  of earnings (loss) per share:
     Basic                                328,789             326,716            324,491            322,946
     Diluted                              328,789             360,071            361,563            364,493
                                     ------------        ------------       ------------       ------------
Dividends declared per share         $         --        $      0.006       $      0.006       $      0.006
                                     ------------        ------------       ------------       ------------
Market price range - High            $      58.40        $      69.06       $      85.06       $      87.69
                   - Low             $      34.92        $      41.59       $      47.75       $      62.19
                                     ------------        ------------       ------------       ------------

                                                                  Quarter Ended
Fiscal 2000                             6/24/00             3/25/00           12/25/99           9/25/99
---------------------                ------------        ------------       ------------       ------------
Net revenues                         $    389,823        $    363,754       $    324,678       $    297,830
                                     ------------        ------------       ------------       ------------
Cost of goods sold                   $    141,084        $    132,538       $    119,066       $    111,113
Gross margin %                               63.8%               63.6%              63.3%              62.7%
                                     ------------        ------------       ------------       ------------
Operating income                     $    141,574        $    135,016       $    120,904       $    111,066
   % of net revenues                         36.3%               37.1%              37.2%              37.3%
                                     ------------        ------------       ------------       ------------
Net income                           $    106,010        $    100,503       $     86,709       $     79,861
                                     ------------        ------------       ------------       ------------
Earnings per share:
     Basic                           $       0.33        $       0.32       $       0.28       $       0.26
     Diluted                         $       0.29        $       0.28       $       0.24       $       0.22
                                     ------------        ------------       ------------       ------------
Shares used in calculation
   of earnings per share:
     Basic                                321,602             318,733            314,714            312,497
     Diluted                              363,358             361,834            357,537            355,463
                                     ------------        ------------       ------------       ------------
Dividends declared per share         $      0.006        $      0.006       $      0.006       $      0.006
                                     ------------        ------------       ------------       ------------
Market price range  - High           $      75.69        $      73.69       $      47.94       $      36.91
                    - Low            $      50.31        $      45.50       $      31.55       $      30.13
                                     ------------        ------------       ------------       ------------


Net income for the quarter ended June 30, 2001, included merger and special charges of $163.4 million ($0.30 diluted earnings per share). Excluding the merger and special charges noted above, net income and diluted net income per share would have been $91.7 million and $0.25, respectively, for the quarter ended June 30, 2001. See Note 13 to the Notes to Consolidated Financial Statements for additional information on the "Merger and Special Charges."

                     BOARD OF DIRECTORS, CORPORATE OFFICERS, AND VICE PRESIDENTS


BOARD OF DIRECTORS
John F. Gifford
  Chairman of the Board, President
  and Chief Executive Officer
James R. Bergman
  Director
  General Partner of DSV Partners
B. Kipling Hagopian
  Director
  Special Limited Partner of Brentwood Venture Capital
  Partner,
  Apple/Oaks Partners LLC
Eric P. Karros
  Director
  Los Angeles Dodgers Organization
A. R. Frank Wazzan, Ph.D.
  Director
  Distinguished Professor and Dean Emeritus,
  School of Engineering & Applied Sciences at
  University of California, Los Angeles
M.D. Sampels
  Director
  Shareholder in Jenkens & Gilchrist, a Professional Corporation


CORPORATE OFFICERS AND VICE PRESIDENTS
John F. Gifford
  Chairman of the Board, President
  and Chief Executive Officer
Frederick G. Beck
  Vice President
Tunc Doluca
  Vice President
Laszlo V. Gal, Ph.D.
  Vice President
Robi B. Georges
  Vice President
Parviz Ghaffaripour
  Vice President
Anthony C. Gilbert
  Corporate Secretary
Jennifer E. Gilbert
  Vice President
Alan P. Hale
  Vice President
Richard C. Hood
  Vice President
Kenneth J. Huening
  Vice President
Carl W. Jasper
  Vice President and Chief Financial Officer
Nasrollah Navid, Ph.D.
  Vice President
Pirooz Parvarandeh
  Vice President
Charles G. Rigg
  Vice President
Robert F. Scheer
  Vice President
Sharon E. Smith-Lenox
  Corporate Controller and
  Principal Accounting Officer
Vijay Ullal
  Vice President

CORPORATE DATA
STOCKHOLDER INFORMATION


INDEPENDENT AUDITORS
Ernst & Young LLP
San Jose, California



LEGAL COUNSEL
Morrison & Foerster LLP
Palo Alto, California



REGISTRAR/TRANSFER AGENT
EquiServe Trust Company, N.A.
Boston, Massachusetts



CORPORATE HEADQUARTERS
120 San Gabriel Drive
Sunnyvale, California 94086
(408) 737-7600



FORM 10-K

A copy of the Company's Form 10-K filed with the Securities & Exchange Commission, without exhibits, is available without charge upon writing to:

Stockholder Relations
Maxim Integrated Products, Inc.
120 San Gabriel Drive
Sunnyvale, California 94086


STOCK LISTING

At June 30, 2001, there were approximately 2,260 stockholders of record of the Company's common stock. Maxim common stock is traded on the Nasdaq National Market under the symbol MXIM. The Company has paid cash dividends on its common stock in the past but has no present plans to do so in the future.


ANNUAL MEETING

The annual meeting of stockholders will be on Thursday, November 15, 2001 at 11:00 a.m. at the Company's Event Center, 433 North Mathilda Avenue, Sunnyvale, California 94086.